Exhibit 99.1

IAMGOLD CORPORATION

MAKING THE RIGHT CHOICES

ANNUAL REPORT **2012**

IAMGOLD®

CORPORATION

MAKING THE

RIGHT

CHOICES

ANNUAL REPORT 2012

Cover: Westwood Gold Mine

Benjamin Little, Senior Vice President, Corporate Affairs

In 2012, the Corporate Affairs team was instrumental in negotiating sustainable agreements with our host countries to enhance our long-term profitability.

Lisa Zangari, Senior Vice President, Human Resources

In 2012, the Company differentiated itself in a competitive labour market through leadership development and an outstanding commitment to Zero Harm.

IAMGOLD (www.iamgold.com) is
a leading mid-tier gold producer
with six operating gold mines
(including current joint
ventures) on three continents. In
the Canadian province of
Quebec, the Company also
operates Niobec Inc., one of the
world’s top three producers of
niobium, and owns a rare earth
element resource close to its
niobium mine. IAMGOLD is well
positioned for growth with a
strong financial position and
extensive management and
operational expertise. To grow
from this strong base, IAMGOLD
has a pipeline of development
and exploration projects and
continues to assess accretive
acquisition opportunities.
IAMGOLD’s growth plans are
strategically focused on certain
regions in Canada and select
countries in South America and
Africa.	Operating and Financial Highlights

		2012	2011

	Production
	Attributable gold production[1] (oz)	830,000	896,000
	Average realized gold price[1] ($/oz)	1,667	1,555
	Total cash cost[1,2] ($/oz) (includes royalties)	715	636
	Gold margin[1,2] ($/oz)	952	919
	Niobium production (000s of kg)	4,707	4,632
	Niobium margin ($/kg)	15	15
	Financial
	Net earnings[1,3] ($ millions)	334.7	391.3
	Adjusted net earnings[1,2,3] ($ millions)	316.9	405.7
	Basic adjusted net earnings[1,2,3] per share ($/share)	0.84	1.08
	[1] From continuing operations
	[2] Non-GAAP measures
	[3] Attributable to equity holders of IAMGOLD

Table of Contents

1	Performance Scorecard	10	Making the Right Choices:		22	Health, Safety and Sustainability
2	Key Operations at a Glance		13	To Enhance Profitability	24	Mineral Reserves and Resources
4	Executive Leadership Team		15	To Attract and Retain the Best People	27	Directors and Officers
5	Chairman’s Message		17	To Own and Operate a More Balanced Portfolio	28	Corporate Information
6	President and Chief Executive Officer’s Message		19	To Increase Financial Flexibility	IBC	Shareholder Information
8	Q&A with Steve Letwin		21	To Embrace the Low-Grade Reality

All monetary amounts in this report are expressed in U.S. dollars unless otherwise indicated.

Performance Scorecard

2012 Objectives	2012 Results
Continue our relentless commitment to Zero Harm.	One fatality; reduced number of days away due to injuries by 4%; no significant environmental or community accidents.
Achieve/exceed gold production target of 840,000 to 910,000 attributable ounces at a cash cost of $670 to $695 per ounce.	Produced 830,000 attributable ounces of gold at a cash cost of $715 per ounce.
Advance organic expansion at Rosebel, Essakane and Sadiola.

Plant expansion at Essakane on track for completion at end of 2013. Only projects that meet targeted rates of return will be approved. Decision to proceed with sustaining expansion at Rosebel depends on outcome of feasibility study. Decision to proceed with Sadiola expansion requires agreement from joint venture partner to move forward.

Complete development of Westwood for a production start in early 2013.	Completed development according to plan.
Grow gold reserves and resources through organic expansion and greenfield exploration, adding at least one million ounces to resources.

For continuing operations, reserves declined 2%; M&I resources increased 24%. Reserve and resource update at Rosebel planned as part of the expansion feasibility study in Q1 2013. Côté Gold advanced through to pre-feasibility study level in 2012. Drilling success at the Boto project in Senegal and at the Gossey prospect at Essakane in Burkina Faso has advanced both to the resource estimation stage for 2013.

Continue building our pipeline of potential accretive gold acquisitions.	Acquired Côté Gold project in northern Ontario with an attributable seven-million-ounce indicated resource and a one-million-ounce inferred resource as at December 31, 2012.
Achieve/exceed niobium production target of 4.6 million to 5.1 million kilograms with an operating margin of $15 to $17 per kilogram.	Produced 4.7 million kilograms of niobium with an operating margin of $15 per kilogram.
Advance the feasibility study for the expansion at Niobec.	On track for completion in Q3 2013. Will not proceed with expansion until feasibility study completed, permits in place and partner on board to share capital costs.
Evaluate options for exploiting our large rare earth element resource near Niobec.	In progress.
Continue to build our pipeline of global talent through leadership development, succession planning, and strategic talent acquisition and retention strategies.	Reduced time required to fill key positions from an average of 145 days to 100 days. Completed year one of Supervisory Leadership Development Program on budget and on time.

2013 Objectives

• Continue our relentless commitment to Zero Harm.

• Achieve gold production target of 875,000 to 950,000 attributable ounces at a cash cost of $850 to $925 per ounce.

• Reduce annualized spending by $100 million through initiatives aimed at reducing mine operating costs, exploration expenditures, and mine site and corporate general and administrative costs. Continue our policy of approving only those capital projects that generate attractive returns on capital.

• Commence production at Westwood by end of Q1 2013.

• Increase reserves and resources through discovery and/or tuck-in acquisitions, adding a minimum of two million ounces of gold equivalent inferred resources by December 2013.

• Complete feasibility study for sustaining expansion at Rosebel.

• Complete pre-feasibility study for the Côté Gold project and advance the permitting process.

• Achieve niobium production target of 4.7 million to 5.1 million kilograms with an operating margin of $15 to $17 per kilogram.

• Complete the Niobec feasibility study and advance the permitting process.

• Continue to grow a quality talent pool through innovative acquisition and retention strategies. Implement the succession planning process, deliver year two of the Supervisory Leadership Development Program and launch the Company’s second employee engagement survey.

IAMGOLD | Annual Report 2012 | 1

Key Operations at a Glance

Rosebel Gold Mine
Suriname (95%)

Essakane Gold Mine
Burkina Faso (90%)

Mouska Gold Mine
Quebec

Sadiola Gold Mine
Mali (41%)

Yatela Gold Mine
Mali (40%)

Westwood Gold Mine
Quebec

Niobec Niobium Mine
Quebec

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Key Operations at a Glance

	Rosebel Gold Mine	Essakane Gold Mine
	Suriname (95%)	Burkina Faso (90%)
Mouska Gold Mine	Sadiola Gold Mine	Yatela Gold Mine
Quebec	Mali (41%)	Mali (40%)
Westwood Gold Mine	Niobec Niobium Mine
Quebec	Quebec

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IAMGOLD’s Mining Interests

Mine/Project	Location	Operator	IAMGOLD Ownership	2012 Attributable Production (000s oz)	2013 Attributable Production Guidance (000s oz)	Remaining Mine Life (Est. Years)

Rosebel	Suriname	IAMGOLD	95%	382	365–385	19+
Essakane	Burkina Faso	IAMGOLD	90%	315	255–275	13+
Westwood[1]	Canada	IAMGOLD	100%	–	130–150	19
Mouska[2]	Canada	IAMGOLD	100%	4		1
Côté Gold	Canada	IAMGOLD	92.5%	Pre-development stage
Total owner-operated				701	750–810
Joint ventures	Mali	AngloGold/Ashanti		129	125–140
Sadiola			41%			4+
Yatela			40%			2
Total attributable production				830	875–950

Niobec Inc.	Canada	IAMGOLD	100%	4.7 (million kg niobium)	4.7–5.1 (million kg niobium)	16+ (46 with expansion)

[1]	Includes Westwood non-commercial production of 40,000 to 50,000 ounces. Associated contribution will be recorded against mining assets.
[2]	Mouska ore mined in 2012 and planned for 2013 is included in Westwood’s 2013 production guidance.

Reserves and Resources Summary

Gold Operations	Attributable contained ounces of gold (000s)

	Dec. 31, 2012[1]	Dec. 31, 2011
Total proven and probable reserves	11,327	13,300
Total measured and indicated resources (includes mineral reserves)	22,603	18,198
Total inferred resources	6,093	5,789

[1]  In 2012, the Company divested its Quimsacocha asset in Ecuador and acquired the Côté Gold asset in Canada. Therefore, as of December 31, 2012, Quimsacocha resources (reserves: 1,682 oz; measured and indicated: 2,107 oz; inferred: 61 oz) are excluded, and Côté Gold attributable resources (indicated: 7,035 oz; inferred: 965 oz) are included.

Niobium Operation	Contained Nb2 O5 (million kg)

	Dec. 31, 2012	Dec. 31, 2011
Total proven and probable reserves	1,768	1,746
Total measured and indicated resources[1]	2,563	2,014
Inferred resources	263	547

[1]	Measured and indicated resources are inclusive of proven and probable reserves for 2012, and 98% inclusive of probable reserves for 2011.

Rare Earth Resources	Contained TREO[1] (million kg)

	Dec. 31, 2012	Dec. 31, 2011
Indicated resources	8,730	—
Inferred resources	9,652	7,702

[1]	TREO – total rare earth oxides

IAMGOLD  |  Annual Report 2012  |  3

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Chairman’s Message

IAMGOLD is financially sound with a history of profitability. We understand that shareholders are not happy with the recent performance of our stock price, and we share that frustration.

Unlike the previous two years when we benefited from gold prices that surged on average 25% a year, the growth in gold prices in 2012 slowed considerably. This, combined with widespread cost escalation in the mining industry, has reinforced our policy of controlled growth as we focus on ways to bring our costs down. In the same way that management demonstrated exceptional patience and due diligence before acquiring Côté Gold last year, we have been clear that we will move forward only with projects expected to generate attractive rates of return. Return on capital employed has always been our premier measure for evaluating assets and expansion and development projects.

The Board supports the strategic direction of the Company and has great confidence in management’s ability to execute. Over the past few years, major development projects have been carried through to completion, as we saw most recently with Westwood beginning production according to plan. We recognize that with market fundamentals being what they are today, short-term pain for long-term gain is a test of the resilience of a company and its management team. We are adamant about improving performance and addressing the factors that are driving up costs. In this year of transition, we expect to see rigorous benchmarking rolled out on a scale never seen before. The confidence of the Board reflects our belief that what gets measured will get done.

On another note, in 2012 the Board said farewell to Derek Bullock, one of our longest-standing directors. We thank Derek for his valuable contribution over the years and wish him well in his retirement. With Derek’s departure, we welcomed a new Board member, Richard Hall. Richard is a seasoned mining executive and geologist with more than 40 years of experience in operations, exploration and development. Prior to his current position as Chairman of Premier Gold, he was the Chairman and CEO of several mining companies, including Metallica Resources Inc. during the construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. Given Richard’s in-depth experience in the mining business, we are looking forward to his contribution.

On behalf of the Board, we thank Steve and his team for their determination to get us through this period of transition. We believe that 2013 will be one of the most productive years ever for tackling the challenges that have prevented us from attaining an optimum level of performance. IAMGOLD is a solid company with stories of success that have yet to unfold.

William D. Pugliese Chairman IAMGOLD Corporation

President and Chief Executive Officer’s Message

Making the Right Choices

The past year has tested our resolve, but at the same time we made choices that we believe will lead to a brighter future. In 2012, we reported revenue of $1.7 billion, unchanged from the previous year. Net earnings of $334.7 million and operating cash flow of $441.0 million were lower than in the previous year.

Although operating performance was solid with gold production of 830,000 attributable ounces, we were challenged with lower ore grades, the transition to hard rock, and growing uncertainty about our joint venture operations.

There are many factors driving production costs higher, inflation included, but the reasons behind lower grades and the cost impact of an increasing proportion of hard rock are often not well understood. Lower grades can reflect mine maturity or planned sequencing within the long-term mine plan. And the transition to harder rock, which we have been signaling to the market for some time, drives up power costs because of the need for increased crushing and grinding.

While there were challenges, there were also achievements. In 2012, we reached a joint venture agreement with the Government of Suriname to target additional mineral resources outside of the current Rosebel concession at a significantly reduced power rate. At Essakane, we negotiated a 67% reduction in import duties related to materials required for the plant expansion. And in Quebec, we reached a key milestone, with Westwood commencing production in the first quarter of this year. As with the Essakane mine in 2010, we delivered the Westwood project on schedule.

The proficiency of our in-house project development team positions us well for the future development of the Côté Gold project in northern Ontario. We acquired this bulk-tonnage, low-grade deposit last June for $543 million. Acquiring a gold deposit in Canada with more than a seven-million-ounce indicated resource gives us a more balanced portfolio, with 43% of our resources in North America compared to 18% previously. And when production begins as expected in 2017, North America will account for a third of our production, and the percentage that comes from mines we own and operate will increase to 95% from 85% today and from approximately 60% in 2010.

Within only six months of acquiring Côté Gold, our aggressive infill drilling program moved the vast majority of the resource to the indicated category, further reinforcing our view that we had acquired a very promising project. However, we’ve had our fair share of critics who dismiss low-grade deposits as unworthy. The reality is that global gold production is slowing down as there are fewer discoveries of large, high-grade deposits in attractive jurisdictions. So we can’t ignore low grades, but we know that not all low-grade deposits are created equal. The economies of scale from bulk-tonnage mining and access to low-cost power and well-established infrastructure can help offset the higher costs per unit that come with mining lower-grade ore. And that’s what we have with Côté Gold. We have the know-how and experience in mining low grade throughout the business cycles and understand that the challenges of lower-grade mining require even more rigorous cost management. This year we implemented a real-time business performance management system that reports daily on key performance issues and catalysts, thereby allowing us to take corrective action immediately.

We have been transparent about our costs, but realize that we have to do a better job at reflecting the total cost of producing gold, including all-in sustaining costs. We are working with fellow members of the World Gold Council to develop guidelines for a consistent industry definition before presenting our costs on this basis.

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Industry-wide concerns about escalating operating costs have weighed heavily on the performance of our stock, as have concerns over reckless capital spending. I want to reassure our shareholders that we will do what we have always done, and that is to proceed with expansion and development projects only when the math points to acceptable rates of return on capital. At Rosebel, the completion of the feasibility study will determine whether the economics of the expansion warrant moving ahead. Similarly, at Niobec, we need to complete the feasibility study, get the permits in place and find a partner to share the capital costs before we implement the expansion plan. And at Sadiola, even though all government approvals are in place, we’re not going to proceed with the expansion project until our joint venture partner also agrees to move forward. We have no intention of proceeding with the expansion of either Niobec or Sadiola on our own.

I would characterize our future production path as one of controlled growth. On the horizon, we have Westwood ramping up to full production by 2015, initiatives underway to increase throughput of hard rock at Rosebel and Essakane, and Côté Gold waiting in the wings. If the decision is reached to proceed with the Rosebel and Sadiola expansions, we project annual production of 1.4 million to 1.6 million ounces in 2017. And that doesn’t include the potential growth from our joint venture agreement with the Government of Suriname to access an expanded land package at lower power costs. Nor have we factored in other potential soft rock resources near Essakane, such as the estimated 230,000-ounce Falagountou deposit, east of the main pit.

While our resolve has been tested, we are stronger for it. We have nearly $2 billion in liquidity, including the leverage provided by our $650 million debt issue last year. The year 2013 will be a transitional one as we intensify our assault on costs with an aggressive program to reduce annualized spending by $100 million. I thank the Board for their continued support, our Executive Leadership Team for confronting the challenges head on, and our employees for their hard work and commitment to the Zero Harm vision. Together we will continue our legacy of making the right choices.

In the following pages you will read more about what we mean by making the right choices and why that’s so important to our future.

Stephen J.J. Letwin
President and Chief Executive Officer

What is the issue with hard rock at your core operations and why is it driving up costs?

As we go deeper into the pits, we are transitioning into a higher proportion of hard rock. As a result, the amount of power required for drilling, grinding and crushing increases. At Essakane and Rosebel, we expect the proportion of hard rock to approach 80% or more sometime between 2015 and 2016. To accommodate an increasing proportion of hard rock, we are expanding the capacity of the crushers and grinding mills at Essakane and we are completing a feasibility study at Rosebel, which will determine the most profitable scenario for moving forward.

What is your strategy for reducing costs?

We have launched an aggressive cost-reduction program across our global operations. In 2013, we are committed to reducing annualized spending by $100 million. This will be achieved through company-wide initiatives aimed at reducing mine operating costs, exploration expenditures, and mine site and corporate general and administrative costs. These cost reductions will counter the cost pressure from inflation and an increasing amount of hard rock at Rosebel and Essakane. We are adamant about reducing costs and plan to roll out a rigorous benchmarking process on a scale never seen before. This includes a real-time business performance management system that reports daily on key performance issues and catalysts at all of our mines, enabling corrective action to be taken immediately. We will continue to focus on improving productivity and will pursue opportunities to improve power efficiency.

When do you expect to generate free cash flow?

Barring a decision to proceed with the Rosebel and Sadiola expansions, we expect to be in a free cash flow position in 2014. The Westwood development is behind us, and by the end of 2013 the expansion at Essakane will be completed. Development capital for the Côté Gold project would not be required until 2015.

Many players are cutting back on capital spending.

Will you do that as well?

Return on capital employed has always been our premier measure for evaluating asset purchases and expansion and development projects. That means that we will commit capital only to projects expected to generate attractive rates of return. At Essakane, the expansion of the plant to accommodate an increasing proportion of hard rock will be completed by the end of this year. However, at Rosebel, we will complete the feasibility study first to ensure that the economics of the project warrant moving ahead. Similarly, at Niobec and Sadiola there are a number of prerequisites that have to fall into place before we commit capital. With respect to the Côté Gold project, we won’t need to invest capital for another two years, as construction is not expected to begin until 2015.

8 | IAMGOLD | Annual Report 2012

What is the agreement with the Government of Suriname and how will you benefit?

This is a joint venture agreement targeting satellite resources beyond the existing Rosebel concession at a significantly reduced power rate. While the reduced power rate under the joint venture agreement does not apply to the existing Rosebel concession, including the sustaining expansion which is currently the subject of a feasibility study, any expansion beyond that would benefit from the lower power rate. We hope that in time we can come to an agreement with the Surinamese government that would enable us to apply elements of the joint venture agreement to our existing contract.

What is your strategy with respect to mergers and acquisitions?

We are not actively looking for an acquisition. We recently completed a major acquisition with the Côté Gold project in northern Ontario, so if we were to consider an acquisition, it would be more of a small bolt-on around Côté Gold, Westwood or Rosebel. Our priorities right now are reducing costs and improving operating efficiencies.

Is IAMGOLD considering a share buyback?

We understand the frustration with our share price, and we want as much as anyone to see it improve. Share buybacks, dividends, and improving operating performance are among the many options. We believe that maintaining our dividend, combined with cost reductions and our continued policy of spending capital on projects that demonstrate attractive rates of return, is the best way to regain confidence in our stock.

Are you proceeding with the Niobec expansion?

Proceeding with the Niobec expansion will depend on the outcome of the feasibility study to be completed in the third quarter of 2013, the finalization of permitting in the following year and our success in finding a partner to share the capital costs. As we have previously stated, we will not fund an expansion at Niobec from cash flow generated by our gold business.

What is the situation with the Sadiola sulphide expansion project?

We are not committing any capital to the expansion until our joint venture partner also agrees to move ahead with the project. The expansion project is necessary to accommodate hard rock processing, as the existing mill was not designed to do so. We have no intention of moving forward with the Sadiola expansion on our own. In the meantime, government approvals for the expansion are in place.

IAMGOLD | Annual Report 2012 | 9

MAKING THE

RIGHT

CHOICES

Essakane Gold Mine

10 | IAMGOLD | Annual Report 2012

IAMGOLD HAS A LEGACY OF MAKING THE RIGHT CHOICES AND AT THE RIGHT TIME. IN 2006 WE ACQUIRED ROSEBEL, WESTWOOD AND NIOBEC THROUGH THE CAMBIOR ACQUISITION, AND IN 2009 WE BOUGHT ESSAKANE FROM OREZONE. THEIR COMBINED NET ASSET VALUE TODAY, BASED ON ANALYST CONSENSUS, IS THREE TIMES WHAT IT COST TO ACQUIRE AND DEVELOP THEM. IN 2011, WE SOLD OUR INTERESTS IN TARKWA AND DAMANG JUST MONTHS BEFORE GHANA INTRODUCED WINDFALL TAXES THAT WOULD HAVE REDUCED THE VALUATION. OUR ACHIEVEMENTS OVER THE PAST YEAR ARE OUTCOMES OF THE CHOICES WE’VE MADE TO BUILD A STRONGER AND BETTER COMPANY.

WE’RE NEGOTIATING

SUSTAINABLE AGREEMENTS

THAT WILL ENABLE US TO

ENHANCE PROFITABILITY.

WE’RE DIFFERENTIATING OURSELVES IN A COMPETITIVE LABOUR MARKET THROUGH LEADERSHIP DEVELOPMENT OPPORTUNITIES AND AN OUTSTANDING COMMITMENT TO ZERO HARM. PAGE 14	WITH WESTWOOD IN PRODUCTION AND CÔTÉ GOLD ON THE HORIZON, WE OWN AND OPERATE A MUCH MORE GEOPOLITICALLY BALANCED PORTFOLIO. PAGE 16	WE INCREASED OUR FINANCIAL FLEXIBILITY WITH A $650 MILLION BOND OFFERING ON ATTRACTIVE TERMS. PAGE 18

WE’RE EMBRACING LOW-GRADE,

BULK-TONNAGE GOLD AS

THE NEW REALITY AND WILL

MOVE FORWARD WITH RIGOROUS

CAPITAL MANAGEMENT

AND COST CONTROL.

IAMGOLD | Annual Report 2012 | 11

In our industry today, investors want to be reassured that management is placing a high priority on cost control and capital restraint. In 2012, the Corporate Affairs team was instrumental in negotiating sustainable agreements with the governments of Suriname and Burkina Faso that should enable us to improve profitability.

The costs of operating a mine are escalating – driven by inflation, lower ore grades and an increasing proportion of hard rock. As a mine transitions to a higher mix of hard rock, the amount of power required for drilling, grinding and crushing increases. At our Rosebel and Essakane mines, energy costs account for about a quarter of the total cost structure. Increasing energy consumption and high power prices, averaging $0.20 per kilowatt hour at Rosebel and $0.30 per kilowatt hour at Essakane, are among the major factors behind our higher cost outlook in 2013.

The negotiation of more favourable power agreements topped our agenda last year. The best example is the joint venture agreement we negotiated with the Government of Suriname. This agreement targets the satellite resources beyond the existing Rosebel concession at a significantly reduced power rate. The lower rate combined with the potential for new ore, including soft rock, would have a transformative effect on our cost structure at Rosebel.

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While the reduced power rate under the joint venture agreement does not apply to the existing Rosebel concession, including the sustaining expansion which is currently the subject of a feasibility study, any expansion beyond that would benefit from the lower power rate. We hope that in time we can come to an agreement with the Surinamese government that would enable us to apply elements of the joint venture agreement to our existing contract. We also had success in Mali in negotiating a 50% reduction in the power rate related to the future expansion.

The positive outcome of a collaborative negotiating approach was also demonstrated in Burkina Faso, with the negotiation of lower import duties on construction materials required for the Essakane expansion project. The mining code in Burkina Faso did not address mine expansions, and the import duties on materials related to mine expansions were 7.5%, three times higher than the 2.5% applicable to new mine development. To address this inequity in the rate scale, the Corporate Affairs team negotiated a rate reduction to 2.5%, the same rate applicable to the construction of a new mine.

Achievements such as these are possible only through high-level, meaningful engagement with key decision makers. The willingness of our host governments to negotiate mutually beneficial agreements reflects the significant impact of our direct contributions on their local economies. We respect that there will be differences, but by directing our energy towards building partnerships as vehicles for collaboration, we are better able to effect changes for the mutual benefit of all.

IAMGOLD | Annual Report 2012 | 13

IAMGOLD has gone to great lengths to stand out in a fiercely competitive labour market by increasing brand awareness and promoting our value proposition to prospective employees. We’ve done a good job at differentiating ourselves through leadership development, engagement practices, and innovative talent acquisition and retention strategies.

As our global talent acquisition strategy evolves, we are relying less on external search firms and more on our in-house capabilities. The use of innovative recruitment technologies, including social media, has expanded our sourcing channels and improved the efficiency of the recruitment process. In two years we have reduced the time required to fill key positions from an average of 145 days to 100 days.

We believe that we will play an increasing role in building the future talent pool by helping to shape government policies through the funding of educational programs and by influencing the design of school curricula. The future of the mining industry depends on stepping up the pace of innovation, and there’s no better place to start than with educational programs and research opportunities specializing in advanced mining techniques.

In January of this year, IAMGOLD contributed $1.25 million towards the creation of Canada’s first Research Chair in Open-Pit Mining at Laurentian University in northern Ontario. Not only will our contribution to this specialized program help address the serious shortage of skilled mining professionals in this country, but the

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development of our Côté Gold project as an open pit mine will provide job opportunities for future mining engineers.

This year, we are introducing a very exciting program that is expected to have tremendous appeal to graduates from mining engineering, geology and metallurgy programs who are eager to pursue a career in mining. Known as the Leadership Empowerment and Development Program, it is designed to provide recent graduates with an opportunity to fast-track their careers and to prepare them for leadership roles upon completion of the program.

Participants will be exposed to a variety of business functions as they spend time in rotations throughout our operations on three continents. The breadth and depth of the experience acquired through these rotations will provide us with a new stream of talent, well qualified to move into leadership roles.

A company can differentiate its retention strategy by offering leadership development opportunities. In 2012, we developed a reputation as a trailblazer with the launch of a three-year Supervisory Leadership Development Program. Improving leadership capabilities at the operational level is the best route to sustainable productivity improvements across the board. Now in its second year, the rollout of this program across all our mine sites has been hugely successful.

With one year of the program behind us, we can now begin to measure our return on investment, particularly in terms of the linkages between the program and talent attraction and retention, job satisfaction and productivity improvements. We expect this program will be a keystone in our positioning of IAMGOLD as an employer of choice.

IAMGOLD | Annual Report 2012 | 15

Two years ago, 40% of our production was coming from mines that IAMGOLD did not own or operate. Our resource and production base was heavily weighted in West Africa and South America. In our view, this was not a profile that put us in the driver’s seat, nor was it well balanced in a geopolitical sense.

After the sale of our Tarkwa and Damang interests in West Africa in 2011 for $667 million in cash, we looked for opportunities to redeploy the proceeds. While generating an attractive return on capital was our chief criterion, we wanted to swing the pendulum closer to the owner/operator model and create a more geopolitically balanced portfolio. Increasing our resource base and future production pipeline in North America, where there is better access to skilled labour and lower power costs, would also have a positive impact on our future cost structure. Power rates for new mines being developed in northern Ontario are eligible for a 2% discount on the power rate, so at $0.065 per kilowatt hour, we would be paying less than a quarter of what we are paying at Essakane.

After more than 18 months of rigorous due diligence by our corporate development team and external advisors, we identified a transformational opportunity in northern Ontario. In June 2012, we acquired the Côté Gold project, a large, bulk-tonnage deposit with a well-established infrastructure in a friendly mining jurisdiction. Within six

16 | IAMGOLD | Annual Report 2012

months, intensive drilling had converted the vast majority of the resource from inferred to indicated. The 274% increase in indicated resources reported in October 2012 was followed by a further 114% increase in January of this year. As reported at the end of December 31, 2012, the deposit is estimated to have an indicated resource of seven million attributable ounces of gold with another one million ounces of inferred. Prior to the acquisition of Côté Gold, North America accounted for 18% of our resource base. Today it accounts for 43%, with the balance divided between West Africa and Suriname.

Our new Westwood operation in Quebec commenced production at the end of the first quarter this year, and we expect it to reach commercial production at the end of October. The gradual ramp-up typical during the start-up of an underground mine will result in higher unit costs in the first year of production. Westwood is expected to produce between 130,000 and 150,000 ounces this year, including ore from the Mouska mine, part of the Doyon division legacy. When the operation fully ramps up, we expect it to generate a life-of-mine average of 190,000 ounces per year.

When you add the production from Côté Gold, expected in 2017, our production profile should also be balanced equally among three continents. We will be well settled in the driver’s seat with close to 95% of our production coming from mines we own and operate.

IAMGOLD  |  Annual Report 2012  |  17

In 2012, the debt market presented an opportunity for enhancing our liquidity. Shoring up our balance sheet with non-dilutive capital would be perceived positively by investors.

Activity in the bond markets in 2012 was more robust than in the previous year, with the value of debt issued in the mining space up 36%, so the timing was perfect for issuing debt. And since we had just acquired Côté Gold in June 2012 for $543 million, it was an opportunity to bolster our capital position.

Unlike large-cap gold players, mid-size companies tap the debt markets less frequently. The mining sector overall carries with it the perception of risk and uncertainty, more so when a company operates in undeveloped countries. A compounding factor was the lack of sovereign ratings by some rating agencies for some of the countries in which we operate.

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We went into the rating agency meetings well prepared for frank discussions about much more than financial metrics. Our objective was to accurately portray our political risk profile. Our Finance and Corporate Affairs teams were meticulous in building a case that outlined how we capture every element of risk inherent in our business, in both qualitative and quantitative terms.

We found that the rating agencies had misperceptions of the risks we face in West Africa. Once people understood that we are Burkina Faso’s largest economic contributor and that we have been successfully operating in Mali for more than 20 years, the perceptions concerning our ability to manage and mitigate risk became more aligned with reality.

In the end, the rating agencies assigned us a risk rating that reassured investors of our ability to service future debt levels. Our success in raising $650 million in an oversubscribed inaugural debt issue on attractive terms reflects both demand for yield in a low-interest-rate environment and confidence in the financial strength of the Company.

The Company ended the year with $1 billion in cash (which includes the proceeds of the bond issue), cash equivalents and gold bullion. This, combined with $750 million in credit facilities, gives us $1.8 billion in liquidity to finance initiatives to grow and enhance the profitability of our business. We intend, however, to maintain our reputation for fiscal prudence and will commit capital only to projects where we can demonstrate attractive returns on investment.

IAMGOLD  |  Annual Report 2012  |  19

Today the gold industry is discovering only 0.5 ounces for every ounce produced, a fifth of what it was in the 1970s. The shrinking supply of large, high-grade ore deposits – both existing mines and new discoveries – reflects more than a decade of downward-trending ore grades.

From 2001 to 2011, weighted-average annual head grades in the gold industry have declined almost 3% a year to 1.5 grams of gold per tonne. The average head grade for reserves is even lower at 1.2 grams of gold per tonne. This trend reflects the common practice of mining high grade in the early years to accelerate the payback period while stockpiling the lower grade for later years.

Also contributing to declining grades is the common practice of lowering cut-off grades in a high-gold-price environment. Our resource estimate at Côté Gold is based on a cut-off grade of 0.3 grams of gold per tonne, which gives us an attributable indicated resource of more than seven million ounces grading 0.9 grams of gold per tonne. A higher cut-off grade of 0.5 grams of gold per tonne would increase the average grade of the resource by 15%, but the number of ounces would decline by 10%.

To counteract the effect of declining grades, replacing production requires either expanding existing operations, which means moving into lower grades, or developing new deposits. However,

20  |  IAMGOLD   |  Annual Report 2012

the traditional search space for large, high-grade gold deposits in attractive jurisdictions has been depleted. Instead, new discoveries are dominated by low-grade, bulk-tonnage deposits that have driven the average grade of undeveloped deposits to 0.7 grams of gold per tonne – 64% lower than the average grade in 2005 and half the average head grade of existing operations. This discovery trend, combined with an undeveloped resource base of 0.7 grams of gold per tonne, places the industry at a crossroads – either we maintain grade and watch production fall or we embrace low-grade, bulk-tonnage deposits.

When we acquired Côté Gold, the market questioned our decision to acquire a low-grade gold deposit. Côté Gold is a robust resource with mineralized zones averaging 300 to 400 metres in width. The lower grade, although above the 0.7 grams of gold per tonne industry average for an undeveloped deposit, is offset by a well-established infrastructure, access to skilled labour, low royalties, high rates of recovery, and power costs that are less than a quarter of those in West Africa. The energy- and labour-intensive nature of mining and processing low-grade ore presents challenges requiring disciplined capital management and tight control of operating costs. We are therefore compelled in this new era to adopt a rigorous ongoing benchmarking process to ensure operational excellence.

(Source of Industry Data: Metals Economics Group. Strategies for Gold Reserves Replacement: The Costs of Finding and Acquiring Gold. June 2012)

IAMGOLD  |  Annual Report 2012  |  21

Health, Safety and Sustainability

IAMGOLD’s core purpose is to enrich the lives of our stakeholders. Essential to achieving that purpose is a culture that encourages a devotion to health, safety and sustainability.

Zero Harm is our unique approach to achieving the highest standards in health, safety and sustainability. We incorporate health and safety programs into our daily routines, work cooperatively with our host communities for mutually beneficial outcomes, and strive to minimize our environmental impact. We are proud of the progression of the Zero Harm vision and its integration into every aspect of our operations.

Early Engagement

Our success in building strong community relations reflects the importance we place on early engagement with stakeholders. This was recently illustrated with our 2012 Côté Gold acquisition in which we engaged early with the local communities, including Aboriginal. Even before we knew for sure whether we would own the asset, forest fires forced the Mattagami First Nation to evacuate their community. We provided assistance with the evacuation, not only because we might be potential partners in the future, but because we believed that helping was the right thing to do. When the transaction finally closed, we identified parties affected by the planned mine site and continued the frequent communication initiated by the former owners. We continue to hold town hall meetings and community information sessions, and to speak with community leaders on issues such as the environment, education and training. By engaging with the community in a timely and transparent manner, we set the foundation for enduring relationships with numerous community groups. As a good corporate neighbour, we will continue to engage with the community throughout the life and eventual reclamation of the mine.

Food and Crisis Management

We can maximize our positive impact with host communities by partnering with governments and non-governmental organizations in times of crisis. In 2012, our Essakane mine in Burkina Faso committed resources to support efforts to combat the food crisis in the Sahel region. We contributed 200 tonnes of grain to communities to support vulnerable persons and provided funding to support the creation of local food banks. We also pledged $50,000 to Plan Canada to support its humanitarian relief efforts. And finally, we provided emergency funding of 8.5 million francs to regional and municipal governments to aid flood relief efforts.

Reducing Environmental Footprints

Minimizing our footprint on the environment is crucial to sustainable and responsible mining, and was a priority in the design and development of our new Westwood mine in Quebec. In 2012, we received regulatory approval to use the open pit from the nearby retired Doyon mine for tailings storage for Westwood rather than construct a new facility in another location. By exploring possible alternatives within the parameters of the Westwood design, we were able to make the right choice with respect to our environment and stakeholders.

22  |  IAMGOLD   |  Annual Report 2012

Safety Is Paramount

People power our business, and keeping them safe is essential. We have a rich history of health and safety, reflecting a culture that promotes ongoing vigilance. For 2012, the severity of injuries, as measured by the extent to which they restrict duties and result in job transfers, improved by 4% from the previous year. This is largely attributable to our behaviour-based programs, particularly our flagship Mind Body Achievement Program. Through programs that empower employees at every level to become leaders, we heighten awareness of hazards on the job.

Significant safety milestones were achieved at Mouska and Rosebel earlier this year. Mouska reached four years without a lost-time incident, and the Rosebel construction team attained 16 months at “triple zero” incidents, which means zero compensable accidents, zero temporary assignments and zero external medical care. This is especially noteworthy for the Rosebel team since safety challenges on construction sites are continuously changing day to day.

Despite our unwavering commitment to the highest standards in human health and safety, we regret the tragic and accidental drowning of an employee at our exploration office site in Ouagadougou, Burkina Faso, in November of last year. This was a grievous incident, and we have taken action to prevent a possible reoccurrence.

Every year, the Mining Association of Canada recognizes companies for their responsible approach to social and environmental performance. Based upon the Towards Sustainable Mining assessment system, IAMGOLD was one of four Canadian companies honoured for best management practices in the field of sustainability. We were proud to accept this award for the exemplary efforts at our mine operations.

Our pledge to the Zero Harm vision encourages us to explore innovative opportunities to continuously improve our performance. The integration of health, safety and sustainability into every aspect of our business is something we are passionate about at IAMGOLD.

IAMGOLD  |  Annual Report 2012  |  23

2012 Mineral Reserves and Resources

Mineral resources (“resources”) and mineral reserves (“reserves”) have been estimated as at December 31, 2012 pursuant to Canadian securities regulatory requirements, specifically the requirements of National Instrument 43-101 and the definitions of resources and reserves incorporated therein. Consistent with National Instrument 43-101, resources are divided into “inferred,” “indicated” and “measured” based on the level of geological confidence in the mineralization, and reserves, into “probable” and “proven” upon at least a pre-feasibility study having been undertaken on the indicated and measured resources. Measured and indicated resources are inclusive of proven and probable reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are not guaranteed to have economic viability. Inferred resources are too speculative geologically to have any economic considerations applied to them that would allow a translation into reserves.

Cautionary Notes to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in the Annual Report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F filed with the SEC.

GOLD MINERAL RESERVES*

100% BASIS

As at December 31, 2012	PROVEN			PROBABLE

	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)

Rosebel[1]	107,192	1.0	3,489	69,191	1.0	2,243
Essakane[2]	–	–	–	114,377	1.0	3,659
Sadiola[3]	5,398	1.3	225	84,899	1.8	4,990
Yatela[4]	120	1.4	6	640	3.6	74
Doyon Division[5]	155	12.4	62	21	13.4	9
Westwood[6]	267	7.6	65	673	13.1	283
Côté Gold[7]	–	–	–	–	–	–

Total proven reserves	113,132	1.1	3,847
Total probable reserves	269,801	1.3	11,258
Total proven and probable reserves	382,933	1.2	15,105

ATTRIBUTABLE RESERVES

As at December 31, 2012	PROVEN			PROBABLE

	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)

Rosebel[1] (95%)	101,832	1.0	3,315	65,732	1.0	2,130
Essakane[2] (90%)	–	–	–	102,939	1.0	3,293
Sadiola[3] (41%)	2,213	1.3	92	34,809	1.8	2,046
Yatela[4] (40%)	48	1.4	2	256	3.6	30
Doyon Division[5] (100%)	155	12.4	62	21	13.4	9
Westwood[6] (100%)	267	7.6	65	673	13.1	283
Côté Gold[7] (92.5%)	–	–	–	–	–	–

Total proven reserves	104,515	1.1	3,536
Total probable reserves	204,430	1.2	7,791
Total proven and probable reserves	308,945	1.1	11,327

*	Mineral reserve tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

24  |  IAMGOLD   |  Annual Report 2012

GOLD MINERAL RESOURCES*

(Inclusive of mineral reserves)

100% BASIS

As at December 31, 2012	MEASURED			INDICATED			INFERRED

	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)

Rosebel[1]	149,557	1.0	4,598	102,707	1.0	3,221	13,027	0.7	282
Essakane[2]	6,071	0.9	178	149,172	0.9	4,439	25,698	0.8	697
Sadiola[3]	17,290	0.9	512	125,647	1.8	7,275	26,812	1.7	1,447
Yatela[4]	1,316	0.7	28	1,260	3.0	123	928	2.4	72
Doyon Division[5]	470	6.9	104	730	4.0	94	1,735	6.3	353
Westwood[6]	277	7.5	67	1,117	13.0	466	9,589	10.6	3,258
Côté Gold[7]	–	–	–	269,300	0.9	7,606	43,800	0.7	1,043

Total measured resources	174,981	1.0	5,487
Total indicated resources	649,933	1.1	23,224
Total measured and indicated resources	824,914	1.1	28,711
Total inferred resources	121,589	1.8	7,152

ATTRIBUTABLE RESOURCES

As at December 31, 2012	MEASURED			INDICATED			INFERRED

	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)

Rosebel[1] (95%)	142,079	1.0	4,368	97,572	1.0	3,060	12,376	0.7	268
Essakane[2] (90%)	5,463	0.9	160	134,255	0.9	3,996	23,128	0.8	627
Sadiola[3] (41%)	7,089	0.9	210	51,515	1.8	2,983	10,993	1.7	593
Yatela[4] (40%)	526	0.7	11	504	3.0	49	371	2.4	29
Doyon Division[5] (100%)	470	6.9	104	730	4.0	94	1,735	6.3	353
Westwood[6] (100%)	277	7.5	67	1,117	13.0	466	9,589	10.6	3,258
Côté Gold[7] (92.5%)	–	–	–	249,100	0.9	7,035	40,500	0.7	965

Total measured resources	155,904	1.0	4,920
Total indicated resources	534,793	1.0	17,683
Total measured and indicated resources	690,697	1.0	22,603
Total inferred resources	98,692	1.9	6,093

[1]

Rosebel mineral reserves have been estimated as of December 31, 2011 using a $1,200/oz gold price, and mineral resources have been estimated as of December 31, 2011 using a $1,400/oz gold price and have been estimated in accordance with National Instrument (“NI”) 43-101.

[2]

Essakane mineral reserves have been estimated as of December 31, 2012 using a $1,400/oz gold price, and mineral resources have been estimated as of December 31, 2012 using a $1,600/oz gold price and have been estimated in accordance with NI 43-101.

[3]

Sadiola mineral reserves have been estimated as of December 31, 2012 using an average of $1,185/oz gold price, and mineral resources have been estimated as of December 31, 2012 using a $2,000/oz gold price and have been estimated in accordance with JORC code.

[4]

Mineral reserves at Yatela have been estimated as of December 31, 2012 using a $1,300/oz gold price, and mineral resources have been estimated as of December 31, 2012 using a $1,300/oz gold price and have been estimated in accordance with JORC code.

[5]

The Doyon Division includes mineral reserves from the Mouska Gold Mine and resources from both the Doyon and Mouska Gold Mines. Mineral reserves at Mouska have been estimated as of December 31, 2012 using a $1,400/oz gold price, and mineral resources have been estimated as of December 31, 2012 using $1,600/oz gold price and have been estimated in accordance with NI 43-101.

[6]

Westwood mineral reserves have been estimated as of December 31, 2012 using a $1,400/oz gold price, and mineral resources have been estimated as of December 31, 2012 using a 6.0 grams per tonne gold cut-off over a minimum width of two metres and have been estimated in accordance with NI 43-101.

[7]	Côté Gold mineral resources have been estimated as of December 31, 2012 using a $1,600/oz gold price and have been estimated in accordance with NI 43-101 by Roscoe Postle Associates Inc.

*	Mineral resource tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

IAMGOLD  |  Annual Report 2012  |  25

2012 Mineral Reserves and Resources (continued)

NIOBIUM MINERAL RESERVES AND RESOURCES1, 2, 3, 4, 5, 6

As at December 31, 2012	Tonnes (000s)	Grade % Nb2O5	Contained Nb2O5 (million kilograms)

Niobec (100%)

Probable reserves	422,900	0.42	1,768
Measured resources	291,631	0.44	1,271
Indicated resources	344,158	0.38	1,292
Measured and indicated resources	635,789	0.41	2,563
Inferred resources	83,763	0.31	263

[1]	Measured and indicated resources are inclusive of probable reserves.

[2]

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

[3]

Mineral reserves have been estimated as at December 31, 2012 under the block-caving scenario using $45 per kilogram of niobium and include dilution material. Mineral resources have been estimated using a cut-off of 0.20% Nb2 O5 per tonne (before recovery) under the block-caving scenario.

[4]

There is a large volume of the material within the planned block caving that has a measured resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a probable classification has been applied to the reserve.

[5]

A small amount of inferred and unclassified mineral resource material will be mined from the block-caving scenario, and segregation of the material is not possible. A conservative 0% Nb2 O5 was applied to that material.

[6]	Mineral reserves and mineral resources have been estimated in accordance with NI 43-101.

RARE EARTH RESOURCES1, 2, 3

As at December 31, 2012	Tonnes (000s)	Grade TREO (%)	Contained TREO (million kilograms)

St-Honoré, Quebec (100%)

Indicated resources	531,000	1.64	8,730
Inferred resources	527,000	1.83	9,652

[1]

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

[2]

The inferred resources are presented in situ using 0.5% TREO cut-off grade and are unconstrained by whittle shell or mining design. The indicated resources are limited to 350 metres below surface and the inferred resources are limited to 700 metres below surface.

[3]	Mineral resources have been estimated in accordance with NI 43-101.

Gold, Niobium and TREO Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this report have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Vice President, Geology & Resources for G Mining Services Inc. Réjean worked for 25 years with IAMGOLD Corporation and has an excellent knowledge of all the operations and projects. He is considered a Qualified Person for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above-noted Qualified Person. The Qualified Person has verified the data disclosed and data underlying the information or opinions contained herein.

26  |  IAMGOLD   |  Annual Report 2012

Directors and Officers

DIRECTORS

William D. Pugliese

Chairman, IAMGOLD Corporation

Aurora, Ontario

Stephen J.J. Letwin

President and Chief Executive Officer

Toronto, Ontario

John E. Caldwell[1,3]

Corporate Director

Toronto, Ontario

Donald K. Charter[2,5]

President and CEO of

Corsa Coal Corporation

Toronto, Ontario

W. Robert Dengler[3,4]

Corporate Director

Aurora, Ontario

Guy Dufresne[1,4]

Corporate Director

Boucherville, Quebec

Richard Hall[1,5]

Corporate Director

Silverthorne, Colorado, USA

Mahendra Naik[1,2]

Chief Financial Officer,

Fundeco Inc.

Markham, Ontario

John Shaw[3,5]

Corporate Director

Sydney, Australia

Timothy R. Snider[2,4]

Corporate Director

Tuscon, Arizona, USA

OFFICERS

Stephen J.J. Letwin

President and Chief Executive Officer

P. Gordon Stothart

Executive Vice President and

Chief Operating Officer

Carol T. Banducci

Executive Vice President and

Chief Financial Officer

Robert Carreau

Senior Vice President,

Health, Safety and Sustainability

Benjamin Little

Senior Vice President, Corporate Affairs

Craig MacDougall

Senior Vice President, Exploration

Denis Miville-Deschênes

Senior Vice President, Project Development

Paul B. Olmsted

Senior Vice President,

Corporate Development

Jeffery A. Snow

Senior Vice President, General Counsel

Lisa Zangari

Senior Vice President, Human Resources

Pierre Pelletier

Vice President, Metallurgy

Brian Trnkus

Vice President, Finance

Timothy Bradburn

Associate General Counsel and

Corporate Secretary

[1]	Member of the Audit and
Finance Committee

[2]	Member of the Human Resources
and Compensation Committee

[3]	Member of the Nominating and
Corporate Governance Committee

[4]	Member of the Environmental,
Health and Safety Committee

[5]	Member of the Reserves and
Resources Committee

IAMGOLD  |  Annual Report 2012  |  27

Corporate Information

CORPORATE OFFICE	OPERATIONS OFFICES	EXPLORATION OFFICES
IAMGOLD Corporation	Suriname	Quebec
401 Bay Street, Suite 3200	Rosebel Gold Mines N.V.	IAMGOLD Corporation
P.O. Box 153	Herenstraat NR 8	Bureau Exploration – Val d’Or
Toronto, Ontario M5H 2Y4	P.O. Box 2973	1740, Chemin Sullivan, Suite 1300
Canada	Paramaribo, Suriname	Val-d’Or, Quebec J9P 7H1, Canada
T: 416 360 4710	T: +(597) 422 741	T: 819 825 7500
TF: 1 888 464 9999	F: +(597) 478 447	F: 819 825 7007
F: 416 360 4750
	Burkina Faso	Senegal
REGIONAL OFFICE	Essakane S.A.	AGEM Senegal Exploration
	146, rue 13.49, quartier Zogona	Routes des Almadies, Zone 3, Lot A1 BP 5820
Canada	09 BP 11 Ouagadougou 09	Dakar-Fann, Sénégal
IAMGOLD Corporation	Burkina Faso	T: +(221) 33 820 2533
1111 St. Charles Street West	T: +(226) 50 36 91 44	F: +(221) 33 820 3283
East Tower, Suite 750	F: +(226) 50 36 09 24
Longueuil, Quebec J4K 5G4		Burkina Faso
Canada	Canada	Essakane Exploration SARL
T: 450 677 0040	Niobec Inc.	99, rue 13.50, Quartier Zogona
TF: 1 866 677 0040	3400, route du Columbium	12 BP 168 Ouagadougou 12
F: 450 677 3382	Saint-Honoré-de-Chicoutimi,	Burkina Faso
	Quebec G0V 1L0	T: +(226) 5036 3947
Canada
	T: 418 673 4694	Mali
	F: 418 673 3179	IAMGOLD Corporation
3503 Avenue el Quods, BP 2699
	Mouska Mine	Bamako, Mali
	12 875, Mont-Brun	T: +(223) 20 21 2042
Rouyn-Noranda,
	Quebec J0Y 1C0	Suriname
	Canada	Rosebel Gold Mine N.V.
	T: 819 759 3664	Herenstratt NR8
	F: 819 759 3665	Paramaribo, Suriname
T: +(597) 422 741 ext. 2229
Westwood Mine
	Arthur-Doyon,	Brazil
	Quebec J0Y 2E0	IAMGOLD Brasil Prospecção Mineral Ltda.
	Canada	Rua Fernandes Tourinho
	T: 819-759-3611	No 147 SL 902
	F: 819-759-3342	Funcionarios, CEP 30112-000
Belo Horizonte – MG – Brasil
T: +(55) 31 3282 6690
F: +(55) 31 3282 6685

Peru
Iamgold Peru S.A.
Av. Casimiro Ulloa 312
Urb. San Antonio
Miraflores, Lima 18, Peru
T: +(511) 610 7800
F: +(511) 610 7801

Colombia
IAMGOLD Corporation Sucursal Colombia
Carrera 3, 113-52,
Bogotá, Colombia
T: +(57) 1 619 5610

28  |  IAMGOLD  |  Annual Report 2012

Shareholder Information

TRANSFER AGENT AND REGISTRAR Computershare Trust Company of Canada 100 University Ave., 9th Floor, North Tower Toronto, Ontario M5J 2Y1 T: 416 263 9200 TF: 1 800 564 6253 www.computershare.com service@computershare.com AUDITORS KPMG LLP

SHARES LISTED Toronto Stock Exchange: Symbol: IMG New York Stock Exchange: Symbol: IAG COMPANY FILINGS www.sedar.com www.sec.gov SHARES ISSUED At December 31, 2012 Total outstanding: 376.5 million

ANNUAL MEETING Tuesday, May 21, 2013 at 4:00 p.m. Grand Banking Hall, One King West Hotel & Residence 1 King Street West Toronto, Ontario M5H 1A1 INVESTOR INQUIRIES Bob Tait Vice President, Investor Relations T: 416 360 4743 Laura Young Director, Investor Relations T: 416 933 4952 E: info@iamgold.com WEBSITE www.iamgold.com IAMGOLD’s 2012 Financial Review is provided under separate cover.

FORWARD-LOOKING STATEMENT

This Annual Report contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may,” “will,” “should,” “continue,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

IAMGOLD CORPORATION 401 Bay Street, Suite 3200, P.O. Box 153 Toronto, Ontario, Canada M5H 2Y4 Toll Free: 1 888 IMG 9999 www.iamgold.com

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2012

The following Management’s Discussion and Analysis (“MD&A”), dated February 20, 2013, should be read in conjunction with IAMGOLD’s audited consolidated annual financial statements and related notes for December 31, 2011 and related notes thereto which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form and the risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) and hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

INDEX

About IAMGOLD	2
2012 Highlights	2
Reserves and Resources	6
Outlook	7
Market Trends	9
Annual Updates
Operations	11
Development and Expansion Projects	18
Exploration	19
Quarterly Financial Review	22
Financial Condition
Liquidity and Capital Resources	22
Market Risk	23
Shareholders’ Equity and Cash Flow	25
Disclosures Controls and Procedures and Internal Control over Financial Reporting	26
Critical Judgments and Estimates	27
Notes to Investors Regarding the Use of Resources	30
Future Accounting Policies and Risks and Uncertainties	32
Non-GAAP Performance Measures	37

ABOUT IAMGOLD

IAMGOLD Corporation (“IAMGOLD” or the “Company”) (www.iamgold.com) is a leading mid-tier gold producer with five operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world’s top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

With respect to corporate social responsibility, IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of only eight mining companies on the JSI index1 which is modeled on the S&P/TSX 60.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

2012 HIGHLIGHTS

FINANCIAL

•

Revenues for 2012 were $1.7 billion, in line with the prior year. The limited movements in revenues are mainly related to lower gold sales volume ($111.2 million), lower by-product credits and royalty income ($3.5 million) partially offset by higher realized gold price ($98.8 million) and higher niobium revenues ($12.7 million). Revenues for the fourth quarter 2012 were down $13.2 million or 3% from the same prior year period mainly due to lower gold sales volume. The reduction in sales was related to lower production from processing lower grade and ore stockpiling at Mouska.

•

Cost of sales for 2012 was $948.0 million, up $56.2 million or 6% from prior year. The increase in cost of sales is mainly related to higher mine operating costs associated with mining and processing of harder rock at Essakane, Rosebel and Sadiola and longer hauling distances at Rosebel ($49.2 million) and higher depreciation expense ($7.6 million). Cost of sales for the fourth quarter 2012 were up $6.0 million or 2% from the same prior year period as cost reductions from lower production volumes were offset by higher consumable costs.

[1]

Jantzi Social Index (“JSI”). The JSI, a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60 consists of 60 Canadian companies that pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

•

Net earnings from continuing operations attributable to equity holders for 2012 were $334.7 million or $0.89 per share, down $56.6 million or 14% from the prior year. The decrease in net earnings from continuing operations attributable to equity holders was mainly related to higher cost of sales noted above ($56.2 million) and higher exploration expenses ($39.4 million), partially offset by higher foreign exchange gains ($18.8 million) and lower income tax expense ($21.6 million). Net earnings from continuing operations attributable to equity holders for the fourth quarter 2012 were down $49.0 million or 37% with the same prior year period mainly from lower revenues, higher cost of sales, higher exploration costs and lower gains on sales of assets.

•

Adjusted net earnings[1] for 2012 were $316.9 million ($0.84 per share1), down $88.8 million ($0.24 per share) or 22% from prior year. Adjusted net earnings[1] for the fourth quarter 2012 were $90.3 million ($0.24 per share1), down $17.5 million ($0.05 per share) or 16% from prior year.

•

Cash, cash equivalents and gold bullion (at market value) were $1,036.8 million at December 31, 2012, down $225.7 million since December 31, 2011 mainly due to capital expenditures related to mining assets and exploration and evaluation assets ($700.5 million), the acquisition of the Côté Gold project ($485.7 million), the payment of dividends ($106.9 million) and acquisitions of investments ($49.7 million), offset partially by cash generated from the issuance of senior unsecured notes ($650.0 million), operating activities ($441.0 million) and sale of investments ($28.2 million).

•

Operating cash flow for 2012 was $441.0 million, down $151.8 million or 26% from the prior year. The decrease in operating cash flow is mainly due to the higher cost of sales noted above ($56.2 million), higher exploration expenses ($39.4 million) as noted previously, as well as higher income taxes paid ($73.5 million). Operating cash flow for the fourth quarter 2012 was down $86.6 million or 42% from the same prior year period mainly due to lower revenues, higher exploration expenses, higher taxes paid and changes in non-cash working capital.

•

Operating cash flow before changes in working capital[1] for 2012 was $504.0 million ($1.34 per share1), down $152.7 million ($0.41 per share) or 23% from the prior year. Operating cash flow before changes in working capital[1] for the fourth quarter was $130.1 million ($0.35 per share1), down $60.0 million ($0.16 per share) or 32% from the prior year.

OPERATIONS

•

Regarding Health and Safety, the frequency of all types of serious injuries (measured as DART rate2) across IAMGOLD for 2012 was 1.08 compared to 1.12 for the prior year, representing a 4% improvement.

•

Attributable gold production from continuing operations for 2012 was 830,000 ounces, down 66,000 ounces or 7% from the prior year. Gold production was lower as a result of lower grades at Essakane (22,000 ounces), Sadiola (21,000 ounces) and Rosebel (3,000 ounces), and stockpiling ore at Mouska (20,000 ounces). Attributable gold production for the fourth quarter 2012 was down 39,000 ounces or 15% from the same prior year period mainly due to lower grades and the stockpiling of ore at Mouska.

•

Cash costs[1] for 2012 were $715 per ounce, up $79 per ounce or 12% from the prior year. Cash costs increased mainly due to the impact of lower grades, the increase in processing hard rock together with inflationary cost pressures across all sites. Cash costs for the fourth quarter 2012 were up $88 per ounce or 14% from the same prior year period for the same aforementioned reasons.

NIOBIUM OPERATIONS

•

Niobium production for 2012 was 4.7 million kilograms, up 2% from the prior year. The operating margin per kilogram of niobium[1] for 2012 was similar to prior year at $15 per kilogram, as higher realized niobium prices partially offset the impact of increased costs. Niobium production in the fourth quarter 2012 was consistent with the same prior year period and operating margin for the fourth quarter 2012 was down $1 or 6% due to the impact of increasing costs and the strength of the Canadian dollar.

[1]

The Company has disclosed adjusted net earnings, adjusted net earnings per share, operating cash flow before changes in working capital, operating cash flow before changes in working capital per share, total cash cost per ounce, gold margin and operating margin per kilogram of niobium sold which are non-GAAP measures. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

CORPORATE DEVELOPMENTS

•

On June 21, 2012, the Company completed the acquisition of all of the issued and outstanding common shares of Trelawney through a plan of arrangement (the “Transaction”). Under the terms of the Transaction, former shareholders of Trelawney received C$3.30 in cash for each common share of Trelawney held. The main asset acquired in this transaction was the Côté Gold project located adjacent to the Swayze Greenstone Belt in Northern Ontario, Canada.

•

On September 21, 2012, the Company completed the issuance of $650.0 million of senior unsecured notes bearing interest at 6.75% due in 2020. The Company intends to use the proceeds for general corporate purposes, including the funding of capital expenditures and exploration.

•

On November 14, 2012, the Company disposed of its interest in the Quimsacocha project in Ecuador to INV Metals Inc. (“INV Metals”) through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for 231.3 million common shares of INV Metals. The Company held approximately 47% of the issued and outstanding INV Metals shares immediately after the closing of the transaction.

•

On November 26, 2012, the President of Suriname announced that an agreement had been reached with IAMGOLD with respect to a joint venture that would target satellite resources beyond the current concession, with attractively priced power. Final approval by the National Assembly of the Republic of Suriname is expected in the near future.

•

On January 22, 2013, the Company announced a mineral resource update for the Company’s Côté Gold project in northern Ontario. The new resource estimate consists of an indicated resource of 269 million tonnes averaging 0.88 grams of gold per tonne for 7.61 million ounces and an Inferred Resource of 44 million tonnes averaging 0.74 grams of gold per tonne for 1.04 million ounces. The updated resource estimate represents a 114% increase in indicated resources from the previous estimate. A positive attribute of the deposit is its accessibility for open-pit mining. The deposit locally outcrops at surface and on average is covered with less than 6 metres of barren overburden.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Summary of Financial and Operating Results	Three months ended December 31,			Years ended December 31,
($ millions, except where noted)	2012	Change	2011	2012	Change	2011
Financial Data
Revenues	$468.4	(3%)	$481.6	$1,670.0	—	$1,673.2
Cost of sales	259.9	2%	253.9	948.0	6%	891.8

Gross earnings from mining operations	$208.5	(8%)	$227.7	$722.0	(8%)	$781.4

Net earnings attributable to equity holders of IAMGOLD[1]	$84.6	(37%)	$133.6	$334.7	(14%)	$391.3
Basic net earnings per share ($/share)[1]	$0.22	(39%)	$0.36	$0.89	(14%)	$1.04

Adjusted net earnings attributable to equity holders of IAMGOLD[1,2]	$90.3	(16%)	$107.8	$316.9	(22%)	$405.7
Basic adjusted net earnings per share ($/share)[1,2]	$0.24	(17%)	$0.29	$0.84	(22%)	$1.08

Operating cash flow[1]	$118.9	(42%)	$205.5	$441.0	(26%)	$592.8
Operating cash flow ($/share)[1]	$0.32	(42%)	$0.55	$1.17	(26%)	$1.58

Operating cash flow before changes in working capital[1,2]	$130.1	(32%)	$190.1	$504.0	(23%)	$656.7
Operating cash flow before changes in working capital ($/share)[1,2]	$0.35	(31%)	$0.51	$1.34	(23%)	$1.75

Key Operating Statistics – Gold mines
Gold sales – 100% (000s oz)[1]	246	(6%)	263	881	(8%)	953
Gold sales – attributable (000s oz)[1]	232	(6%)	248	827	(8%)	896
Gold production – attributable (000s oz)[3]	214	(15%)	253	830	(7%)	896

Average realized gold price ($/oz)[1]	$1,704	4%	$1,638	$1,667	7%	$1,555
Total cash cost ($/oz)[1,2]	$731	14%	$643	$715	12%	$636
Gold margin ($/oz)[1,2]	$973	(2%)	$995	$952	4%	$919

Key Operating Statistics – Niobec mine
Niobium production (millions of kg Nb)	1.2	—	1.2	4.7	2%	4.6
Niobium sales (millions of kg Nb)	1.1	(15%)	1.3	4.7	2%	4.6
Operating margin ($/kg Nb)[2]	$15	(6%)	$16	$15	—	$15

Financial Position ($ millions)	December 31, 2012	Change	December 31, 2011
Cash, cash equivalents, and gold bullion
— at market value	$1,036.8	(18%)	$1,262.5
— at cost	$910.4	(21%)	$1,148.4
Total assets	$5,376.2	22%	$4,393.8
Long-term debt	$638.8	—	$—
Available credit facilities	$750.0	114%	$350.0

[1]	Amounts represent results from continuing operations and do not include discontinued operations.
[2]

The Company has disclosed the following non-GAAP measures: adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings per share, operating cash flow before changes in working capital per share, total cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium sold at the Niobec mine. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

[3]

Excludes attributable ounces from discontinued operations of nil for the year ended December 31, 2012 (year ended 2011: 76,000 ounces). Discontinued operations include Mupane, Tarkwa and Damang, which were sold in 2011.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

RESERVES AND RESOURCES

IAMGOLD’s Share	December 31, 2012	Change	December 31, 2011
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	11,327	(15%)	13,300
Total measured and indicated mineral resources [1,2]	22,603	24%	18,198
Total inferred resources	6,093	5%	5,789

Niobium (millions of kg Nb2O5 contained)
Proven and probable reserves [4,5]	1,768	1%	1,746
Measured and indicated resources [1,2,3,4,5]	2,563	27%	2,014
Inferred resources [6]	263	(52%)	547

Total Rare Earth Oxides (“TREO”) (millions of kg TREO contained)
Indicated resources [5,7]	8,730	—	0
Inferred resources[7]	9,652	25%	7,702

1.	Measured and indicated gold resources are inclusive of proven and probable reserves.
2.

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

3.	Measured and indicated niobium resources are inclusive of probable reserves.
4.

Mineral reserves have been estimated at December 31, 2012 using the block caving scenario using $45 per kg of niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario.

5.

There is a large volume of the material within the planned block caving that has a measured resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a probable classification has been applied to the reserve because of the uncertainty.

6.

A small amount of inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. A conservative 0% Nb2O5 was applied to that material. For the purpose of estimating the mineral reserves, which by the Canadian Institute of Mining, Metallurgy and Petroleum definitions include diluting materials, tonnage of this inferred and unclassified material have been included. This material is considered to be mineralized dilution, which will be included in the mineral reserve estimate and within the production plan.

7.	The indicated and inferred resources are presented on a contained basis (“in situ”) using a 0.5% TREO cutoff grade and unconstrained by whittle shell or mining design.

For assumptions used to determine reserves and resources, refer to the section on Critical Accounting Estimates section in this MD&A.

Reserves and resources changed as follows:

•

Excluding the 2012 sale of Quimsacocha which accounted for 1.7 million ounces, total attributable proven and probable gold reserves decreased by 2% or 0.3 million ounces (net of depletion) to 11.3 million ounces of gold at the end of 2012. In light of the feasibility study currently underway at Rosebel and due out shortly, it was appropriate for 2012 to reflect Rosebel’s December 2011 reserves, net of the year’s depletion. A positive reconciliation adjustment for actual production versus the 2011 resource model was observed in 2012.

•

Total attributable measured and indicated gold resources (inclusive of reserves) increased by 24% or 4.4 million ounces to 22.6 million ounces of gold at the end of 2012 mainly due to the acquisition and further infill and exploration drilling of Côté Gold.

•	The niobium probable mineral reserves have increased by 1% to 1.8 billion kilograms of contained Nb2O5 based on the block caving scenario.

•	Niobium measured and indicated resources have increased by 27% to 2.6 billion kilograms of contained Nb2O5 compared to the prior year.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

OUTLOOK

IAMGOLD Full Year Guidance	2013
Rosebel (000s oz)	365 – 385
Essakane (000s oz)	255 – 275
Doyon division (000s oz)[1]	130 – 150

Total owner-operated production (000s oz)	750 – 810
Joint ventures (000s oz)	125 – 140

Total attributable production (000s oz)	875 – 950

Owner-operated total cash cost ($/oz)[2]	$810 – $880
Consolidated total cash cost ($/oz)[2]	$850 – $925

Niobec production (millions of kg Nb)	4.7 – 5.1
Niobec operating margin ($/kg Nb)[2]	$15 – $17

Effective tax rate (%)	38%

[1]

Doyon division production of 130,000 – 150,000 ounces includes Westwood non-commercial production of 40,000 to 50,000 ounces. Associated contribution will be recorded against its mining assets on the consolidated balance sheet.

[2]

Cash cost per ounce and operating margin per kilogram of niobium sold at the Niobec mine are non-GAAP measures. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

GOLD PRODUCTION AND CASH COSTS

IAMGOLD expects 2013 gold production to be in the range of 875,000 to 950,000 ounces. The forecast reflects lower grades at Essakane and Rosebel, in conjunction with the expected slower ramp up at Westwood and the expected lower performance at Sadiola. Total cash costs, including royalties, for 2013 are expected to increase to a range of between $850 and $925 an ounce. Approximately one-third of the increase in cash costs per ounce is attributed to inflation while another third reflects the impact of lower ore grades on production costs. The balance of the expected year-over-year increase is due to both the transition to harder ore at the Company’s mature mines and the higher unit costs at Westwood attributed to lower production in its first year of operation. The growing proportion of harder ore drives up stripping ratios and labour costs and exerts a greater demand on crushing and grinding capacity, which in turn increases energy consumption and the use of reagents.

WESTWOOD

The Westwood processing facility is on track to begin gold production by the end of March 2013. The mine site is projected to be producing gold by October 2013 at levels which adhere to the Company’s definition of commercial production. The contribution from the gold produced in the interim period will be applied as a credit against mining assets in the consolidated balance sheet. This will lower net cash from operating activities and lower net cash used in investing activities. The contribution from the gold produced from the stockpiled ore at Mouska will be reported on the consolidated income statement.

JOINT VENTURES

Beginning January 1, 2013, the Company will account for its joint venture interests, Sadiola and Yatela, under the equity method of accounting as is required by International Financial Reporting Standards. The new methodology will report earnings from these joint ventures in the consolidated statements of earnings in one line as share of net earnings (losses) from associates and joint ventures. Although, net earnings and earnings per share will be unaffected, revenues, cost of sales and income tax expense amongst other individual income statement line items will be reduced. In addition, consolidated operating cash flow and the individual line items will be reduced in accordance with the revised treatment.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

NIOBIUM PRODUCTION AND OPERATING MARGIN

The Company expects to produce between 4.7 and 5.1 million kilograms of niobium in 2013 at an operating margin of between $15 and $17 a kilogram.

CAPITAL EXPENDITURES

The Company reduced its capital expenditure forecast for 2013 as set out below mainly due to the delayed approval of the Sadiola sulphide project and the deferral of capital spending at Niobec. For Niobec, the timing of capital spending will be aligned with the advancement of permitting and the completion of the feasibility study.

	$ Millions
Rosebel	130	[1]
Essakane	300
Westwood	100
Niobec	80
Joint ventures	50	[2]
Corporate and other	5

[1]	The $130 million is not related to the expansion. Capital expenditures for the expansion will be provided upon completion of the feasibility study at the end of the first quarter 2013.
[2]

The $50 million is related to sustaining capital expenditures, capitalized stripping costs on the push-back of the pit, and existing commitments related to the sulphide expansion project. The Company is freezing additional capital commitments for the expansion project until an agreement is reached with AngloGold Ashanti on how to proceed with the project.

Depreciation expense is expected to increase in 2013 compared to 2012 with the commencement of commercial production at the Westwood mine and higher depreciation of capitalized stripping at Essakane.

The outlook is based on 2013 full year assumptions for average realized gold price of $1,700 per ounce, $C/$US exchange rate of 1.00, $US/€ exchange rate of 1.25 and average crude oil price of $95 per barrel.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

GOLD MARKET

In 2012, the gold price continued to display considerable volatility with spot daily closings between $1,540 and $1,792 per ounce (2011: between $1,319 and $1,895 per ounce) from the London Bullion Market Association.

	Years ended December 31,
	2012	Change	2011
Average market gold price ($/oz)	$1,669	6%	$1,572
Average realized gold price ($/oz)	$1,667	7%	$1,555
Closing market gold price ($/oz)	$1,658	6%	$1,566

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% in 2012. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production in 2012 was 1% higher than 2011. The average realized sales price was marginally higher in 2012 when compared to the average realized sales price in the prior year.

Niobium is a scarce metal used mainly in the production of high strength, low alloy steel. In addition to strengthening the steel, it lightens the weight, enhances flexibility, improves durability and reduces costs. Steel containing niobium has many attractive properties, making it highly desirable for manufacturing automobiles, pipelines, cranes, bridges and other structures designed to handle large amounts of stress.

CURRENCY

The Company’s reporting and functional currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and the corporate office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in 2012. The key currencies to which the Company is exposed are the Canadian dollar and the Euro.

	2012	2011
Average rates
• Canadian$ / U.S.$	0.9993	0.9889
• U.S.$ / Euro	1.2858	1.3923

Closing rates
• Canadian$ / U.S.$	0.9949	1.0203
• U.S.$ / Euro	1.3185	1.2945

In 2013, the Company will have a significant Canadian dollar requirement due to the expenditures required to advance the Westwood and Côté Gold projects and the Niobec expansion feasibility project. In addition, the Company will continue to have Euro requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company hedges a portion of currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. In 2013, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies. Given the increase in Canadian dollar requirements for 2013, the Company will enter into increasing Canadian dollar hedges to mitigate volatility risk.

Refer to Financial Condition – Market risks section for more information

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

OIL PRICE

The Company’s operations and projects expect to consume approximately 1.0 million barrels of fuel in 2013. In 2012, the oil price displayed considerable volatility with spot daily closings between $78 and $109 per barrel.

	2012	2011
Average market oil price ($/barrel)	$94	$95
Closing market oil price ($/barrel)	$92	$99

Refer to Financial Condition – Market risks section for more information.

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2013 production levels.

	Change of	Annualized Impact on Cash Cost[1] by $/oz
Gold price	$100/oz	$5
Oil price	$10/barrel	$13
Canadian$ / U.S.$	$0.10	$14
U.S.$ / Euro	$0.10	$11

[1]	Cash cost per ounce is a non-GAAP measure. Refer to Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

ANNUAL UPDATES

Operations

The table below presents the total ounces of gold sold from continuing operations and the realized gold price per ounce.

	Gold Sales (000s oz)		Realized gold price ($/oz)
	Years ended December 31,		Years ended December 31,
	2012	2011	2012	2011
Operator	751	803	$1,667	$1,553
Joint ventures[1]	130	150	$1,666	$1,566

Total from continuing operations[2,3]	881	953	$1,667	$1,555

[1]	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).
[2]	Attributable sales volume for years ended 2012 and 2011 were 827,000 and 896,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.
[3]	Continuing operations exclude Mupane, Tarkwa and Damang, which were sold in 2011 and are discontinued operations.

The table below presents the gold production attributable to the Company along with the weighted average total cash cost per ounce of production.

	Gold Production (000s oz)		Total Cash Cost ($/oz)[1]
	Years ended December 31,		Years ended December 31,
	2012	2011	2012	2011
IAMGOLD Operator
Rosebel (95%)	382	385	$671	$616
Essakane (90%)	315	337	603	488
Doyon division[2] (100%)	4	24	137	1,076

	701	746	$637	$573

Joint Ventures
Sadiola (41%)	100	121	$1,076	$816
Yatela (40%)	29	29	1,337	1,534

	129	150	$1,134	$954

Continuing operations	830	896	$715	$636

Discontinued operations[3]	—	76	$—	$847

Total	830	972	$715	$653

Continuing operations
Cash cost, excluding royalties			$624	$551
Royalties			91	85

Total cash cost[1]			$715	$636

[1]	Total cash cost is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.
[2]	In 2012, the mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process.
[3]	Discontinued operations include Mupane, Tarkwa and Damang, which were sold in 2011.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	55,165	4%	53,122
Capital waste mined (000s t)	1,996	—	—
Strip ratio[1]	3.1	3%	3.0
Ore milled (000s t)	12,817	—	12,862
Head grade (g/t)	1.0	—	1.0
Recovery (%)	96	2%	94
Gold production – 100% (000s oz)	402	(1%)	406
Attributable gold production – 95% (000s oz)	382	(1%)	385
Gold sales – 100% (000s oz)	393	1%	390
Gold revenue ($/oz)[2]	$1,666	7%	$1,555
Cash cost excluding royalties ($/oz)	$576	9%	$528
Royalties ($/oz)	$95	8%	$88

Total cash cost ($/oz)[3]	$671	9%	$616

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Total material mined increased 8% during 2012 to 57 million tonnes and included longer hauls.

Gold production for 2012 was consistent with 2011 as the impact of improved recoveries offset marginally lower grades and throughput. Upgrading the gravity circuit proved beneficial as recovery improved during the course of 2012. The mill processed more hard and transitional ore as compared to the prior year. This will be a continuing situation at Rosebel and therefore the site is in the process of increasing its grinding capacity by installing a third ball mill, which is expected to be brought into production by the end of the first quarter 2013. In addition, a feasibility study to evaluate the economics for a further expansion of the mill is in progress and is expected to be completed in the first half of 2013.

Total cash cost per ounce in 2012 was higher compared to the prior year mainly due to higher labour, fuel and power costs. Labour costs were higher due to inflationary factors in the Surinamese economy and the increase in fuel and power costs is attributable to more tonnes mined, longer haulage distances and processing of hard rock.

During 2012, Rosebel’s capital expenditures were $124.0 million and included the third ball mill ($35.2 million), mining equipment ($34.7 million), resource development and near-mine exploration ($16.0 million), capital spares ($6.7 million), installation of a pre-crush and pebble crusher ($6.1 million), tailings dam ($5.3 million), pit preparation ($4.4 million), completion of the gravity circuit ($4.3 million) and other sustaining capital ($11.3 million).

Outlook

Rosebel’s attributable production in 2013 is expected to be between 365,000 and 385,000 ounces. Capital expenditures are expected to be approximately $130 million related to mobile equipment ($50 million), tailings dam ($15 million), capital spares ($10 million), completion of the third ball mill ($5 million), resource delineation and near mine exploration ($15 million), capitalized stripping ($15 million) and other sustaining capital ($20 million). Capital expenditures for the expansion will be provided upon completion of the feasibility study, expected in the first quarter 2013.

Cost management initiatives

Ongoing cost management initiatives at Rosebel include continuous improvement programs to improve utilization of primary production equipment in the mine, increased tire life, improved drill and blast performance and optimization of the intensive cyanide leach section of the gravity circuit to increase overall recovery and reduce total cyanide consumption. Additionally, the operation continues to look for opportunities to reduce power consumption and to find additional soft rock resources to feed the plant.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Burkina Faso – Essakane Mine (IAMGOLD interest—90%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	11,739	(35%)	18,015
Capital waste mined (000s t)	24,614	169%	9,152
Strip ratio[1]	2.8	65%	1.7
Ore milled (000s t)	10,762	35%	7,977
Head grade (g/t)	1.1	(27%)	1.5
Recovery (%)	92	(3%)	95
Gold production – 100% (000s oz)	350	(7%)	375
Attributable gold production – 90% (000s oz)	315	(7%)	337
Gold sales – 100% (000s oz)	351	(7%)	379
Gold revenue ($/oz)[2]	$1,668	7%	$1,553
Cash cost excluding royalties ($/oz)	$520	28%	$407
Royalties ($/oz)	$83	2%	$81

Total cash cost ($/oz)[3]	$603	24%	$488

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Gold production was 7% lower than the prior year as a result of lower grades partially offset by increased mill throughput. During 2012, Essakane continued waste stripping in the Phase 2 push-back of the main pit. During this period higher grade hard ore was stockpiled while lower grade softer ore was mined and processed. Essakane’s throughput increased 35% compared to the prior year as the mine effectively addressed the crusher issues and the brief water shortage which limited production in 2011.

Total cash costs in 2012 were higher compared to the prior year mainly due to the impact of lower grades, higher energy prices and upward pressure on consumable prices.

During 2012, Essakane’s capital expenditures were $254.4 million and consisted of the plant expansion project ($144.4 million), capitalized stripping costs on the push-back of the pit ($53.5 million), resource development ($10.9 million), standby generator for the power plant ($4.8 million), capital spares ($7.7 million), mining equipment ($5.7 million), liner installation ($4.7 million), bulk water storage ($1.2 million), and other sustaining capital ($21.5 million).

Outlook

Essakane’s attributable production in 2013 is expected to be between 255,000 and 275,000 ounces. The mine is expected to process more hard and transitional rock at a lower head grade compared to 2012. Capital expenditures are expected to be approximately $300 million related to the plant expansion ($196 million), capitalized stripping ($74 million), resource delineation and near mine exploration ($11 million) and other sustaining capital ($19 million).

Cost management initiatives

Ongoing cost management initiatives at Essakane include significantly improved loading and hauling productivity in the mine, improved primary crusher performance and a program to improve maintenance reliability in the plant to maximize operating time and improve circuit stability. As well, the construction team is working to achieve early completion of two key elements of the expansion project: additional leach capacity and a pebble crusher for the existing grinding circuit. Completion of these two elements will enhance performance in the near term. Efforts continue as well to review alternative power sources for Essakane.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	71	25%	57
Gold production (000s oz)	4	(83%)	24
Gold sales (000s oz)	7	(79%)	34
Gold revenue ($/oz)[1]	$1,678	10%	$1,523
Cash cost excluding royalties ($/oz)	$100	(90%)	$1,038
Royalties ($/oz)	$37	(3%)	$38

Total cash cost ($/oz)[2]	$137	(87%)	$1,076

[1]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[2]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

During 2012, Doyon continued to stockpile ore, which will be processed in the refurbished mill in 2013. Doyon did not process ore in 2012 and gold production for the year was a result of clean-up of the mill.

Outlook

The Doyon division includes the Mouska mine and the Westwood mine. The Mouska mine is expected to close at the end of 2013 and the Westwood mine is expected to commence production in the first quarter of 2013. Gold production in 2013 is expected to be between 130,000 and 150,000 ounces. Capital expenditures are expected to be approximately $100 million and includes underground mine development ($45 million), underground mine equipment ($29 million), shaft sinking ($5 million), underground and surface construction ($14 million) and resource delineation and near mine exploration ($7 million).

Cost management initiatives

Cost management focus at Westwood is directed at a number of initiatives to improve underground development productivity. These efforts include greater presence of senior supervisors underground, improvements to the supply chain for work materials to development crews, improved maintenance practices and scheduling additional working faces to provide greater flexibility. Improved underground development productivity will reduce requirements for both additional manpower and equipment going forward, as well as provide opportunities for increased ounce production for the current year and a quicker project ramp up period.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	9,703	8%	8,957
Capital waste mined (000s t)	3,506	32%	2,653
Strip ratio[1]	10.4	4%	10.0
Ore milled (000s t)	1,902	(4%)	1,979
Head grade (g/t)	1.8	(5%)	1.9
Recovery (%)	89	(5%)	94
Attributable gold production – 41% (000s oz)	100	(17%)	121
Attributable gold sales – 41% (000s oz)	101	(17%)	121
Gold revenue ($/oz)[2]	$1,664	6%	$1,565
Cash cost excluding royalties ($/oz)	$975	35%	$722
Royalties ($/oz)	$101	7%	$94

Total cash cost ($/oz)[3]	$1,076	32%	$816

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Attributable gold production for 2012 was 17% lower compared to the prior year driven by lower grades, lower recoveries and lower throughput. Recoveries were lower mainly due to the processing of graphitic ore.

Total cash costs rose sharply compared to the prior year mainly as a result of lower gold production, higher contractor and higher consumable costs. Royalties were higher as a result of higher realized gold prices.

The Company’s attributable portion of capital expenditures during 2012 was $49.7 million and consisted of spending on the Sadiola sulphide project ($30.0 million), capitalized stripping ($11.8 million) and various smaller projects ($7.9 million).

Sadiola did not distribute a dividend in 2012 compared to the distribution of a $35.8 million dividend to the Company in 2011.

Cost management initiatives

For 2013, Sadiola will address contractor management to improve mining efficiencies and will improve mill performance to reduce maintenance costs and increase gold production.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	8,277	22%	6,797
Strip ratio[1]	12.0	54%	7.8
Ore crushed (000s t)	1,090	(3%)	1,126
Head grade (g/t)	1.1	10%	1.0
Attributable gold stacked – 40% (000s oz)	35	(8%)	38
Attributable gold production – 40% (000s oz)	29	—	29
Attributable gold sales – 40% (000s oz)	29	—	29
Gold revenue ($/oz)[2]	$1,676	7%	$1,571
Cash cost excluding royalties ($/oz)	$1,238	(14%)	$1,438
Royalties ($/oz)	$99	3%	$96

Total cash cost ($/oz)[3]	$1,337	(13%)	$1,534

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Attributable gold production in 2012 was similar to the prior year with higher grades offsetting lower ore crushed. Mine production was 22% higher than prior year as Yatela focused on the main pit and the North satellite pit. Waste stripping in the North satellite pit commenced early in 2012 and reached the bottom of the pit by the end of the year leading to improved grades.

Total cash costs in 2012 were lower compared to 2011 due to a beneficial adjustment to the mining contractor rates and the impact of the impairment of inventories during 2012 which have reduced the net cost of gold produced.

There were no significant capital expenditures during 2012 and 2011. Dividends were not distributed in 2012 and 2011.

Cost management initiatives

Cost management for Yatela will be focused on improving the production of gold through accessing additional and/or higher grade ore zones as they are identified. During the end of life mining, Yatela will continue to look for opportunities to leach additional gold from older heaps.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	2,155	3%	2,087
Ore milled (000s t)	2,195	4%	2,113
Grade (% Nb2O5 )	0.55	(4%)	0.57
Niobium production (millions of kg Nb)	4.7	2%	4.6
Niobium sales (millions of kg Nb)	4.7	2%	4.6

Operating margin ($/kg Nb)[1]	$15	—	$15

[1]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Niobium production in 2012 was slightly higher than the prior year as higher throughput was mostly offset by lower Nb2O 5 ore grades.

Niobium revenues increased to $190.5 million in 2012 compared to $177.8 million in the prior year due to higher realized niobium prices and higher sales volumes. The operating margin in 2012 remained unchanged compared to the prior year as higher realized niobium prices were offset by higher labour and consumable costs.

In 2012, capital expenditures were $75.7 million and included underground development ($16.6 million), additional hoisting capacity ($9.4 million), expansion feasibility study ($9.6 million), pipeline project for additional water ($2.3 million), relocation of the leaching and the filter band ($1.9 million), mill expansion ($6.0 million), mining equipment ($7.6 million), office expansion ($2.7 million), capital spares ($2.2 million) and various other projects ($17.4 million).

Outlook

The Niobec mine’s production for 2013 is expected to be between 4.7 million kilograms and 5.1 million kilograms with an operating margin ranging between $15 and $17 per kilogram. Capital expenditures are expected to be $80 million and include:

•	completion of the expansion feasibility study, land acquisitions and mine development associated with the expansion ($49 million),

•	underground mine development ($9 million),

•	completion of the mill expansion to reach a throughout rate of 285 tonnes per hour ($4 million),

•	completion of an underground garage ($3 million), and

•	other sustaining capital ($15 million).

The timing of further capital spending related to the Niobec expansion project will be aligned with the advancement of permitting and the completion of the feasibility study in the third quarter of 2013.

Cost management initiatives

For 2013, Niobec is focusing on improving underground development productivity and blasting efficiency. Improved stability of ore quality fed to the mill is providing improved metallurgical performance. In the converter, the operation is introducing larger melting vessels to improve overall productivity and reduce costs. Additionally, the mine is exploring the possibility of monetizing some by-products that could provide additional revenues beyond ferroniobium sales.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

DEVELOPMENT AND EXPANSION PROJECTS

	Years ended December 31,
($ millions)	2012	2011
North America
Canada – Westwood project	$179.4	$124.3
Canada – Niobec expansion feasibility study	9.6	—
Africa
Burkina Faso – Essakane expansion	144.4	—
Mali – Sadiola sulphide project (41%)	30.0	3.7
South America
Ecuador – Quimsacocha project	1.6	3.0

Capitalized Development and Expansion Expenditures	$365.0	$131.0

In 2012, the Company’s total development and expansion project expenditures were $365.0 million. As expected, expenditures for the Essakane expansion ramped up as permits were granted and fiscal terms were confirmed. The Company is monitoring the situation and is ready to move forward, when appropriate.

CANADA – WESTWOOD PROJECT

The Westwood processing facility is on track to begin gold production by the end of March 2013. The Westwood project expenditures in 2012 of $179.4 million consisted of significant infrastructure preparation and construction, including the cyanide destruction plant, paste fill plant and mill refurbishing. The new waste water treatment plant is now operational. The sewage and potable water network is complete. Completion of the infill and step-out drilling program as mining continued in the Warrenmac zone for stockpiling ahead of the 2013 start-up. During 2012, shaft sinking reached a depth of 1,931 metres. Shaft sinking was completed in January 2013 to a depth of 1,958 metres. Underground development work in 2012 totaled 14,017 metres of lateral and vertical excavation.

In October 2012, the union membership ratified a six-year contract effective from December 1, 2011.

CANADA – NIOBEC EXPANSION FEASIBILITY STUDY

Based on the pre-feasibility study completed in early 2012, the Company is proceeding with a feasibility study using the block caving mining method. The completion of the feasibility study is expected by the third quarter 2013 and the permitting process should be finalized by 2014. An ‘Environment, Social, Impact and Assessment study’ has been provided to the Quebec provincial authority in December 2012.

BURKINA FASO – ESSAKANE EXPANSION PROJECT

The construction of the plant expansion to double hard rock processing capacity was started in July 2012. This followed a favourable outcome to negotiations with the Government of Burkina Faso on fiscal terms related to the mine expansion, including the reduction of the import duty on expansion related materials from 7.5% to 2.5%. Engineering and construction is well underway and meeting targets on both cost and schedule. Completion of the construction project is expected by the end of 2013.

MALI – SADIOLA SULPHIDE PROJECT

In Mali, the Company is reassessing its strategy with respect to its joint venture operations with AngloGold Ashanti. Until such time as an agreement is reached on how to proceed with the sulphide expansion project the Company is freezing capital expenditures related to the expansion. The expansion project is necessary to accommodate hard rock processing, as the existing mill was not designed to do so. While production at the joint venture operations was not disrupted by the conflict in Mali, the Company has reduced its exploration activity in more remote regions of the country.

SURINAME – ROSEBEL EXPANSION

Further capacity expansion to address the increasing ore hardness will depend on the outcome of the feasibility study to be completed at the end of the first quarter 2013. On November 26, the President of Suriname announced that an agreement had been reached with IAMGOLD with respect to a joint venture that would target satellite resources beyond the current concession, with attractively priced power. Final approval by the National Assembly of the Republic of Suriname is expected in the near future.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

EXPLORATION

IAMGOLD was active at 20 mine, near-mine, development and greenfield exploration projects in eight countries located in West Africa and North and South America for the year ended December 31, 2012.

In 2012, exploration expenditures totaled $152.3 million, of which $112.7 million was expensed and $39.6 million was capitalized. The increase of $43.7 million in total exploration expenditures compared to 2011 is due to a larger exploration program and the acquisition of the Côté Gold Project during the year. Drilling activities from projects totaled approximately 681,500 metres for the year.

($ millions)	Years ended December 31,
	2012	Change	2011
Near-mine exploration and evaluation	$47.2	(11%)	$53.3
Greenfield exploration projects	105.1	90%	55.3

Total	$152.3	40%	$108.6

OUTLOOK – 2013 EXPLORATION

The following table represents the current outlook for exploration expenditures for 2013:

($ millions)	Capitalized	Expensed	Total
Near-mine exploration and evaluation	$35.6	$3.8	$39.4
Corporate exploration projects - greenfield	1.0	51.4	52.4
Corporate exploration projects - brownfield	1.2	23.3	24.5

Total exploration projects	$37.8	$78.5	$116.3
Scoping and feasibility studies	0.1	25.8	25.9

Total	$37.9	$104.3	$142.2

The outlook for 2013 exploration expenditures is lower by $10.1 million compared to 2012 full year exploration spend due to reduced exploration activities in West Africa compared to 2012, partially offset by increased programs in Brazil, Colombia and ongoing exploration and feasibility work at the Côté Gold project of $23.8 million. The Company also plans to carry out mine site resource development programs at Rosebel, Essakane, Niobec and Westwood. Approximately 458,000 metres of reverse circulation and diamond drilling is planned for 2013.

MINE SITE AND NEAR MINE EXPLORATION PROGRAMS

In 2012, IAMGOLD mine and regional exploration teams conducted near-mine exploration and resource development at Essakane, Rosebel, Westwood, Mouska and Niobec.

ESSAKANE, BURKINA FASO

Approximately 163,500 metres of diamond and reverse circulation drilling was completed during the year on the mine lease and surrounding exploration concessions, including over 58,700 metres directed towards resource delineation and development. On the mine lease, drilling targeted areas of inferred resources within the Essakane Main Zone (“EMZ”) at depth within or slightly below the feasibility study expansion pit design as well as potential extensions of the EMZ to the north beyond the current life of mine pit. Results have been incorporated into the year-end resource and reserve model. Drilling was completed to evaluate the potential for near surface oxide resources several kilometres along the mine trend to the southeast of the EMZ pit for which results are pending.

Elsewhere, drilling was completed to infill historical drilling, advance resource studies and explore for possible extensions or adjacent zones of mineralization at the Falagountou satellite deposit and along the 10 kilometre long Gossey – Korizena mineralized trend. Integration and interpretation of these results is in progress.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

ROSEBEL, SURINAME

Over 116,250 metres of diamond drilling was completed on the Rosebel mine lease and surrounding mineral concessions during the year, including approximately 80,400 metres focussed on resource drilling and over 23,600 metres directed towards geotechnical and condemnation drilling programs. Resource drilling has increased the confidence in the existing resource inventory and targeted resource expansions at the J-Zone, Koolhoven, West Pay Caro, Mayo, Roma and Overman deposits. Results have been incorporated into an updated resource and reserve estimate as part of the Company’s annual year-end resource and reserve statement. Exploration drilling, geological mapping and geochemical sampling programs continued elsewhere on the property, including a mechanical auger drill program over domains of thick alluvium that cover projected extensions of the Rosebel district mineralized trends.

WESTWOOD, QUEBEC, CANADA

Nearly 84,300 metres of underground diamond drilling was completed during the year. The program continued to target additional inferred resources and upgrade existing mineral resources to indicated categories in tandem with on-going underground development and construction of surface installations. In the fourth quarter 2012, the program was focussed on infill delineation drilling to confirm continuity of identified mineralization zones between levels 36 and 104, and resource expansion drilling, principally below level 132. As part of ongoing development work, the exploration ramp and underground drifts were extended by nearly 3.6 kilometres during the fourth quarter to improve underground access for future definition drilling in the upper parts of the deposit.

MOUSKA, QUEBEC, CANADA

Approximately 30,200 metres of underground drilling was completed during the year. The program delineated resource blocks scheduled for mining and also tested a number of areas to evaluate the potential for additional resources. A decision, however, was made in the third quarter 2012 to cease production at Mouska at the end of 2013.

NIOBEC, QUEBEC, CANADA

Over 59,200 metres of underground diamond drilling and just over 1,800 metres of condemnation and geotechnical drilling were completed as part of a resource delineation and expansion program that has been designed to expand and convert resources to reserves, and underpin a five-year transition strategy toward the planned expansion of the operation. Drill results have been incorporated in the Company’s annual year-end resource and reserve statement. A metallurgical test work program to confirm recoveries for use in the resource estimation has been ongoing throughout the year.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and near mine exploration programs described above, in 2012, the Company was active on fifteen early stage to advanced greenfield exploration projects.

CÔTÉ GOLD PROJECT, ONTARIO, CANADA

At the end of the fourth quarter 2012, approximately 67,900 metres of diamond drilling had been completed on the Côté Gold project since it was acquired on June 21, 2012. The primary objective of the drill program has been to upgrade a significant portion of the inferred resources to an indicated category for use in a pre-feasibility study as well as to continue to explore the extents of the deposit in order to expand the resource. On January 22, 2013, the Company reported an updated National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (“NI 43-101”) compliant resource estimate for the Côté Gold deposit stating indicated resources of 269 million tonnes averaging 0.88 grams of gold per tonne for 7.61 million ounces and an Inferred Resource of 44 million tonnes averaging 0.74 grams of gold per tonne for 1.04 million ounces. The updated resource estimate, based on a cut-off grade of 0.30 grams of gold per tonne, represents a 114% increase in Indicated Resources from the previous estimate, also based on a cut-off grade of 0.30 grams of gold per tonne. The updated Côté Gold resource estimate benefited from the infill drilling that substantially upgraded the quality of the estimate through conversion of inferred resources to indicated resources. Resource delineation drilling is planned to continue into the first quarter 2013, to complete infill drilling in areas that are better accessed under winter freeze conditions.

KALANA JOINT VENTURE, MALI

Over 67,000 metres of diamond and reverse circulation drilling was completed on the Kalana project during the year. The primary objective of the 2012 program was to develop a drill hole supported geological model of the Kalana deposit to be used to complete an NI 43-101 compliant mineral resource estimate. Under the terms of the Kalana Option Agreement, the Company must complete an updated resource estimate for the project which establishes a resource containing a minimum of 2 million ounces of gold, as a partial vesting requirement. At December 31, 2012, a preliminary estimate had been completed and is currently under appraisal. An extension of the Option Agreement to February 28, 2013 was agreed by the parties to facilitate the evaluation process.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

BOTO, SENEGAL

Based on encouraging initial results, exploration drilling on the Boto project was expanded to total nearly 14,300 metres during the year. Drilling intersected wide zones of mineralized, variably altered and brecciated meta-sedimentary lithologies at the Boto 2, 4 and 6 prospects. Drill core assay results confirmed wide intersections of associated gold mineralization. Further drilling to extend the mineralized zones is planned and a mineral resource estimate will be completed in the first half 2013.

PITANGUI, BRAZIL

Approximately 7,750 metres of diamond drilling was completed during the year after the drilling program was expanded to further explore newly discovered Banded Iron Formation hosted gold mineralization. Drilling has intersected mineralization and favourable host stratigraphy over a minimum 700-metre strike length. To assist targeting in future drilling programs, additional surveys have been completed including a 2,504 line kilometre heliborne magnetic and radiometric survey, a borehole electromagnetic geophysical survey of selected drill holes and soil geochemical sampling surveys over prioritized target areas.

REE PROJECT, QUEBEC, CANADA

On February 2, 2012, the Company reported NI 43-101 compliant inferred resources totaling 466.9 million tonnes grading 1.65% Total Rare Earth Oxides (“TREO”) on its wholly owned Rare Earth Element (“REE”) deposit to an approximate depth of 375 metres.

During 2012, 23,800 metres of diamond drilling was completed to determine the potential limits of the deposit and complete a resource delineation program on 100 x 100 metre drill centres and to an average vertical depth of 700 metres. The purpose of the delineation program was to upgrade and expand the mineral resources in preparation for a pre-feasibility study of the REE deposit. On February 20, 2013, the Company announced the results of an updated resource estimate incorporating the results of the 2012 drilling campaign. The updated estimate has resulted in a significant conversion of inferred resources to an indicated category. Total indicated resources are estimated at 531 million tonnes at an average grade of 1.64% TREO representing 8.7 billion kilograms of contained TREO. An additional 527 million tonnes of inferred resources at an average grade of 1.83% TREO representing 9.7 billion kilograms of contained TREO have also been delineated. The 2012 drilling campaign included two deep holes which confirmed the presence of REE bearing host breccias to a vertical depth of 1,250 metres. As part of planned evaluation studies, a 1,300 metre exploration drift extending from the nearby Niobec mine to the REE deposit was initiated, with nearly 900 metres completed by year end. The drift is expected to be completed in early 2013 and will allow for the collection of a bulk sample to support planned metallurgical studies and provide access for future underground drilling programs.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

QUARTERLY FINANCIAL REVIEW

($ millions, except where noted)	2012				2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from continuing operations	$468.4	$386.8	$410.6	$404.2	$481.6	$431.9	$345.7	$414.0

Net earnings from continuing operations	$94.6	$86.7	$60.9	$129.0	$145.8	$60.0	$80.1	$142.1
Net earnings	$94.6	$86.7	$60.9	$129.0	$145.8	$50.7	$484.5	$162.3
Net earnings attributable to equity holders of IAMGOLD	$84.6	$78.0	$52.9	$119.2	$133.6	$40.7	$478.9	$153.4

Basic earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.22	$0.21	$0.14	$0.32	$0.36	$0.11	$1.28	$0.41
Diluted earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.22	$0.21	$0.14	$0.32	$0.35	$0.11	$1.27	$0.41

The fourth quarter 2012 is the twelfth consecutive quarter of positive net earnings for the Company.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company ended 2012 with $1,036.8 million in cash, cash equivalents and gold bullion at market value.

Working capital1 as at December 31, 2012 was $1,028.0 million, down $143.0 million compared to December 31, 2011 due to lower current assets ($145.0 million), partially offset by lower current liabilities ($2.0 million).

Current assets were mainly down due to less cash and cash equivalents of $238.1 million resulting mainly from the acquisition of the Côté Gold project ($485.7 million), capital expenditures related to mining assets and exploration and evaluation assets ($700.5 million), the payment of dividends ($106.9 million) and acquisitions of investments ($49.7 million), offset partially by cash generated from the issuance of senior unsecured notes ($650.0 million) and operating activities ($441.0 million).

Working Capital[1]		December 31, 2012	December 31, 2011
Working capital[1]	($ millions)	$1,028.0	$1,171.0
Current working capital ratio[2]		3.8	4.1

[1]	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.

As at December 31, 2012, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. At December 31, 2012, the Company has committed $69.5 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.

Gold Bullion		December 31, 2012	December 31, 2011
Ounces held	(oz)	134,737	134,636
Weighted average acquisition cost	($/oz)	$720	$719
Acquisition cost	($ millions)	$96.9	$96.8
End of year spot price for gold	($/oz)	$1,658	$1,566
End of year market value	($ millions)	$223.3	$210.9

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

CONTRACTUAL OBLIGATIONS

Contractual obligations at December 31, 2012 were $1,249.0 million, an increase of $1,032.1 million compared to December 31, 2011, mainly due to the issuance of 6.75% senior unsecured notes in the third quarter 2012. These obligations will be met through available cash resources and operating cash flows.

Contractual and other key obligations are presented in tabular form below.

At December 31, 2012	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
($ millions)
Long-term debt	$1,002.4	$45.2	$87.8	$87.8	$781.6
Contracted capital expenditures	101.7	101.5	0.2	—	—
Purchase obligations	136.3	123.0	8.3	4.7	0.3
Operating leases	8.6	3.5	4.5	0.6	—

Total contractual obligations	1,249.0	273.2	100.8	93.1	781.9
Asset retirement obligations(a)	276.5	7.5	17.1	12.7	239.2
Termination benefits(a)	2.7	1.5	1.2	—	—

Total obligations	$1,528.2	$282.2	$119.1	$105.8	$1,021.1

(a)	Represents undiscounted cash flows.

Contracted capital expenditure commitments relate to contractual commitments to complete facilities at some of the Company’s mines. Purchase obligations relate to agreements to purchase goods and services that are enforceable and legally binding on the Company. Operating leases refer to total payment obligations related to operating lease agreements. Termination benefits relate to the Doyon division.

The Company also holds hedging contracts that are described below. Production from certain mining operations are subject to third-party royalties and management fees as described in note 34 of the Company’s 2012 annual consolidated financial statements.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

MARKETABLE SECURITIES AND WARRANTS HELD AS INVESTMENTS AND MARKET PRICE RISK

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value. Marketable securities expected to be sold within the next 12 months are recorded in receivables and other current assets and the remainder are recorded in other non-current assets on the consolidated balance sheet.

During the year, the Company reviewed its marketable securities for objective evidence of impairment and determined that an impairment charge of $24.1 million was required, which $17.6 million was transferred from other comprehensive income to interest income, derivatives and other investment gains / (losses).

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

SUMMARY OF OUTSTANDING DERIVATIVE CONTRACTS

In 2012, the Company had entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros, oil and aluminum.

At December 31, 2012, the Company’s outstanding derivative contracts were as follows:

Contracts	2013

Foreign Currency
Canadian dollar contracts (millions of $C)	420.0
Forward weighted average rate (C$/$)	C$1.0369/$
Option exercise rate range (C$/$)	C$1.0000 – C$1.0725/$
Hedge ratio[1]	68%

Euro contracts (millions of €)	108.0
Forward weighted average rate ($/ €)	$1.2500/€
Option exercise rate range ($/ €)	$1.1841– $1.2800/€
Hedge ratio[1]	33%

Commodities
Crude oil option contracts (barrels)	591,000
Exercise price range ($/barrel of crude oil)	$75 - $95
Hedge ratio[1]	43%

Aluminum swap contracts (metric tonnes)	2,100
Swap weighted average hedge price ($/metric tonne)	$2,146
Hedge ratio[1]	45%

Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge its exposure to Canadian dollars and Euros resulting from operating and capital expenditures requirements at the Niobec and Essakane mines, the Westwood project and corporate costs.

OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

ALUMINUM CONTRACTS AND MARKET PRICE RISK

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.

For further information regarding risks associated with financial instruments please refer to note 19 of the Company’s 2012 annual consolidated financial statements.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

SHAREHOLDERS’ EQUITY

In June 2012, the Company declared a semi-annual dividend in the amount of $0.125 per share which was paid in July 2012 totaling $47.0 million. In December 2012, the Company declared a semi-annual dividend in the amount of $0.125 per share which was paid in January 2013 totaling $47.1 million.

Number issued and outstanding	December 31, 2012	February 19, 2013
Shares	376,536,950	376,561,054
Share options	4,159,150	4,137,244

CASH FLOW

($ millions)	Years ended December 31,
	2012	2011
Continuing operations
• Operating activities	$441.0	$592.8
• Investing activities	(1,213.3)	247.2
• Financing activities	529.1	(28.2)
• Impact of foreign exchange on cash and cash equivalents	5.1	(11.4)

Increase (decrease) in cash and cash equivalents from continuing operations	(238.1)	800.4
Cash flows used in discontinued operations	—	(19.6)

Increase (decrease) in cash and cash equivalents	(238.1)	780.8
Cash and cash equivalents, beginning of year	1,051.6	270.8

Cash and cash equivalents, end of year	813.5	1,051.6

OPERATING ACTIVITIES

Cash flows from continuing operating activities were lower than the prior year by $151.8 million. The decrease mainly relates to higher mine operating costs ($49.2 million) resulting from lower gold grades and harder ore being processed, higher exploration expenses ($39.4 million) as noted previously, as well as higher income taxes paid ($73.5 million).

INVESTING ACTIVITIES

Cash flows utilized for investing activities in 2012 are mainly the result of capital expenditures related to mining assets and exploration and evaluation assets ($700.5 million) which was higher than the prior year given the ramp up of Westwood and the Essakane expansion project. In addition, the Company completed the acquisition of the Côté Gold project for cash on June 21, 2012 ($485.7 million).

FINANCING ACTIVITIES

Cash flows generated from investing activities in 2012 were higher than the prior year mainly as a result of the issuance of senior unsecured notes for gross proceeds of $650.0 million, partially offset by dividends paid.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2012 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2012 evaluation, there have been no adverse changes to the Company’s controls and procedures and their design remains effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2012 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

The acquisition of Trelawney - Côté Gold project on June 21, 2012, as described in Note 5 of the audited consolidated annual financial statements, did not significantly impact the design of internal controls over financial reporting and disclosure. There were no further changes in the Company’s business activities during the period.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies for the purposes of IFRS are described in note 3 of the Company’s annual consolidated financial statements.

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions. The Company considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

MINERAL RESERVES AND RESOURCES

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. For more details, also refer to the Operation risks section of this MD&A. Actual production costs may be different than estimated production costs due to many factors, including increasing costs of inputs such as labour, energy and consumables as well as higher royalty expenses related to the price of gold.

Level of production may also be affected by other factors such as weather and supply shortages. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

The key operating parameters to determine mineral reserves and resources are summarized below. For more information, refer to the detailed presentation of reserves and resources included in the latest annual report and at the Company’s website (www.iamgold.com).

	2012		2011
Weighted average gold price used for:
Gold reserves ($/oz)	1,263	[1]	1,126	[3]
Gold resources ($/oz)	1,584	[2]	1,362	[4]

Niobium sale price
Niobium reserves ($/kg Nb) Niobium measured and indicated resources ($/kg Nb)	45.00 45.00		45.00 45.00
Niobium inferred resources ($/kg Nb)	45.00		45.00
Foreign exchange rate (C$/US$):
Reserves	1.05		1.05
Measured and indicated resources	1.05		1.05
Inferred resources	1.05		1.05

1.

Mineral reserves have been estimated at December 31, 2012, using a gold price of $1,400 per ounce for Mouska, Westwood and Essakane mines, $1,185 per ounce for the Sadiola mine, $1,300 per ounce for the Yatela mine and $1,200 per ounce for the Rosebel mine.

2.

Mineral resources have been estimated at December 31, 2012, using a gold price of $1,600 per ounce for Doyon division with a foreign exchange rate of 1.05C$/U.S.$, and Essakane mine, $2,000 per ounce for the Sadiola mine, $1,400 per ounce for the Rosebel mine and $1,300 per ounce for the Yatela mine. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood project.

3.

Mineral reserves have been estimated at December 31, 2011 using a gold price of $1,200 per ounce for Rosebel and Essakane mines, $1,200 per ounce for the Mouska mine, $1,100 per ounce for the Sadiola mine and $1,300 per ounce for Yatela mine. Mineral reserves for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

4.

Mineral resources have been estimated at December 31, 2011 using a gold price of $1,400 per ounce for Rosebel, Essakane, Mouska and Doyon mines, $1,300 per ounce for the Yatela mine and $1,600 per ounce for the Sadiola mine. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood project. Mineral resources for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

MINERAL EXPLORATION AND EVALUATION COSTS

Mineral exploration costs are charged to earnings in the period in which they are incurred.

Evaluation costs are expenditures for activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed, and are capitalized as exploration and evaluation assets.

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, capitalized costs in exploration and evaluation assets are transferred into mine and other construction in progress, which are classified as a component of mining assets.

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, any information becomes available suggesting that the expenditures are not recoverable, the amount capitalized is recognized in the consolidated statement of earnings as impairment in the period when the new information becomes available. Changes in any of the assumptions or estimates used could have an impact on the Company’s results of operations and financial position.

DEPRECIATION

Mining assets, royalty interests and any fair value increment related to the original acquisition of investments in associates are amortized over the estimated economic life of the asset. If the expected useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life on a straight-line basis. Amounts relating to expected economic conversions of resources to reserves, upon a business combination or an asset acquisition, are not amortized until the related resources are converted into reserves.

In the estimation of the units of production, the nature of the ore body and the method of mining the ore body are taken into consideration. Changes in the mineral reserves estimate will result in changes to the depreciation charges over the remaining life of the operation.

VALUATION OF NON-FINANCIAL ASSETS (GOODWILL AND LONG-LIVED ASSETS)

The Company evaluates the recoverable amount of non-financial assets to determine whether current events, economic conditions and circumstances indicate that the carrying amount may no longer be supportable. In addition, business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to expected economic conversions of resources to reserves. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. Based on management’s judgment, the Trelawney acquisition does not meet the definition of a business combination as the primary asset (Côté Gold project) is an exploration stage property. Consequently, the transaction has been recorded as an acquisition of an asset.

The determination of fair value requires management to make assumptions and estimates about future events. The Company sometimes retains outside specialists to assist in determining the final allocations of the fair values for certain assets. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed generally require a high degree of judgement and include estimates of mineral reserves and resources acquired, future commodity prices, discount rates and foreign exchange rates. If the Company fails to achieve its valuation assumptions or if one of its reporting units experiences a decline in its fair value, this may result in an impairment charge. The impairment charge may be significant and could have a material effect on the Company’s financial position and results of operation.

Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has financial instruments recorded at fair value on the balance sheet. Cash, cash equivalents and warrants held as investments are designated as financial assets at fair value through profit and loss and are measured at fair value.

The Company’s investments in marketable securities are designated as available-for-sale financial assets and recorded at fair value on the trade date with transaction costs included in the recorded amount. Unrealized gains and

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

losses on available-for-sale investments are recognized in other comprehensive income (fair value reserve) until investments are disposed of or when there is objective evidence of impairment in value, at which point accumulated gains and losses in fair value reserve are transferred to earnings.

Warrants held as investments are measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in the fair value are included in interest income, derivatives and other investment gains in the consolidated statement of earnings.

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminium and gold. All derivative instruments not designated as a hedge are classified as financial instruments at fair value through profit and loss. Derivative instruments, including embedded derivatives, are recorded on the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value based on forward rates considering the market price, rate of interest and volatility and take into account the credit risk of the financial instrument. Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statement of earnings as a derivative gain or loss.

Current market conditions can have an impact on these fair values. These management estimates are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s financial instruments.

ASSET RETIREMENT OBLIGATIONS

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. These estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and average credit-adjusted risk-free interest rates. The Company also estimates the timing of the outlays, which is subject to change depending on continued mining activities or newly discovered reserves.

Other elements of uncertainty in estimating these costs include potential changes in regulatory requirements and in the methods of remediation.

INCOME TAXES

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided using the balance sheet method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

As mining is capital intensive with long-lived assets, these deferred tax provisions can be significant. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable income. There is no certainty that future income tax rates and foreign exchange rates will be consistent with current estimates, which increases the volatility of the Company’s net earnings.

LITIGATION

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation, and the Company establishes provisions for future disbursements required. Uncertainty exists for the evaluation of provisions and contingent liabilities. Provisions are recognized as liabilities where the Company has a present obligation (legal or constructive) as a result of a past event (an obligating event), a reliable estimate can be made of the amount of the obligation, and it is probable that an outflow of resources will be required to settle the obligation.

Where it is not more likely that a present obligation exists at the end of the reporting period, the Company discloses a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote. The Company does not recognize contingent liabilities in its consolidated financial statements. Should, however, an obligation in a later period be deemed to be probable, then a provision shall be recognized, impacting the consolidated financial statements.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This report uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This report also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SCIENTIFIC AND TECHNICAL DISCLOSURE

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

GOLD, NIOBIUM AND TREO TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Vice President, Geology & Resources for G Mining Services Inc. Réjean worked for 25 years with IAMGOLD Corporation and has an excellent knowledge of all the operations and projects. He is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

FUTURE ACCOUNTING POLICIES

The following new standards, and amendment to standards and interpretations, were not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. These are summarized as follows:

IFRS 9 – Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2015.

IFRS 10 – Consolidated financial statements

IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013. This standard retains the concept that a company should consolidate all entities that it controls, and provides for a new definition of control. In accordance with IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company is in the process of evaluating its investments.

IFRS 11 – Joint arrangements, and IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (now arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method and, joint operations will be accounted for in a manner similar to proportionate consolidation.

The Company reviewed its joint arrangements and has concluded that Sadiola and Yatela will be considered joint ventures for accounting purposes. Consequently, IAMGOLD will account for its interest in Sadiola and Yatela using the equity method instead of proportionate consolidation effective January 1, 2013. Retrospective adjustments will be applied starting in 2013 at the beginning of the earliest period presented, January 1, 2012.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replaces the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates, and also contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company will expand disclosure regarding interest in other entities, such as information to enable users to evaluate the nature of, and risks associated with, the Company’s interests in other entities, and the effects of those interests on its consolidated balance sheet, financial performance and cash flows. In addition to financial information related to its interests in other entities, disclosure will include significant judgments and assumptions the Company has made in determining that it has control of another entity, that it has joint control of an arrangement or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle, if any.

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining in situations where the following benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013. Based on its review, IAMGOLD does not believe there will be any impact on its consolidated financial statements upon the adoption of IFRIC 20.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (ERM) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks which are evolving or emerging risks are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The following is a summary of the key risks that the Company is facing.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

FINANCIAL RISKS

GENERAL ECONOMIC CONDITIONS

Events and conditions in the global financial markets during past years have had a profound impact on the global economy, leading to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market conditions include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions may adversely affect the Company’s growth and profitability. No material exposure to financial instruments held by the Company is considered to exist by virtue of the possible non-performance of the counterparties.

COMMODITY PRICES AND CURRENCY

All of the factors that determine commodity prices such as prices for gold, niobium, copper, silver or certain other commodities (such as oil, aluminum and electricity), and currencies (U.S. dollar and other currency exchange rates) are beyond the Company’s control. For more details, also refer to the Market trends section and the Financial Position section of this MD&A.

IMPAIRMENT ASSESSMENT

The Company conducts annual impairment assessments, which are typically performed at December 31, of the values of goodwill and non-current assets, including mining assets, exploration and evaluation assets and royalty interests. If the carrying amount of the asset or group of assets being tested is greater than its recoverable amount, an impairment loss is recorded in the given period.

The recoverable amount is determined based on the present value of estimated future cash flows from each long-lived asset, group of assets or cash generating units (“CGUs”), which are calculated based on numerous assumptions such as proven and probable reserves, resources when appropriate, estimates of real discount rates, net asset value multipliers, realizable metal prices, operating costs, capital and site restoration costs and estimated future foreign exchange and inflation rates, as defined under IFRS. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experiences a decline in its fair value, then this may result in an impairment charge in future periods, reducing the Company’s earnings.

HEDGING ACTIVITIES

Derivative products can be used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company regularly enters into such arrangements in the prescribed manner. The Company enters into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging its requirement of Canadian dollars and Euros, and its expected consumption of oil and aluminum. For more details, also refer to the Financial Position section of this MD&A.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

LIQUIDITY AND CAPITAL RESOURCES

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration its strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend/amend or renew its senior credit facility, issue new debt, reimburse existing debt if any, or purchase or sell gold bullion. For more details, also refer to the Financial Position section of this MD&A.

CREDIT RISK RELATED TO FINANCIAL INSTRUMENTS AND CASH DEPOSITS

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by IAMGOLD management on an annual basis, and may be updated throughout the year with appropriate approval. The limits are set to minimize the concentration of risks and therefore mitigate the potential for financial loss resulting from counterparty failure.

No material exposure is considered to exist by virtue of the possible non–performance of the counterparties to financial instruments.

INDEBTNESS AND FULFILLING OBLIGATIONS UNDER THE TERMS OF INDEBTNESS

Following the offering of the Company’s $650.0 million senior unsecured notes in September 2012, the Company will have a significant amount of indebtedness.

Specifically, the high level of indebtedness could have important consequences to the holders of the notes and other stakeholders, including: making it more difficult to satisfy obligations with respect to the notes and other debt; limiting the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the senior credit facility at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from doing so; and increasing the cost of borrowing.

In addition, the Senior Credit Facility and the indenture governing the notes contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long-term best interest. The Company’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all its debt.

ACCESS TO CAPITAL MARKETS, FINANCING AND INTEREST RATES

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lenders’ and investors’ interest in the Company and its projects. There is a risk in obtaining financing as and when required, and on commercially acceptable terms, for exploration, development, acquisitions and general corporate purposes. The Company is subject to movements in interest rates.

TAXATION

Mining tax regimes in foreign jurisdictions are subject to change and may not include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

INTERNAL CONTROLS OVER FINANCIAL REPORTING MAY NOT DETECT ALL FAILURES

The Company documented and tested, during its 2012 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud.

OPERATIONAL RISKS

MINERAL RESERVES, MINERAL RESOURCES, AND EXTRACTION

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced. Such estimates are, in large part, based on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. Actual mineralization or geologic conditions may be different from those predicted. In addition to gold market price fluctuations, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates. To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established, and competent personnel are employed.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. There is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by expansions, discoveries or acquisitions.

PRODUCTION AND COST ESTIMATES

The cost of production, development and exploration varies depending on factors outside the Company’s control. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

PROJECTS

The Company’s ability to sustain or increase its present levels of production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves, metallurgical recoveries, capital and operating costs of such projects, integration of technologies and personnel and the future prices of the relevant minerals. Projects have no operating history upon which to base estimates of future cash flows.

ACQUISITIONS AND INTEGRATION

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operational, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully and in a timely manner with those of the Company.

TITLE TO PROPERTIES

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of a title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

INSURANCE

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and the ability to claim under existing policies may be contested.

KEY PERSONNEL

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Company will successfully retain current key personnel or attract additional qualified personnel to manage its current needs and anticipated growth.

GEOGRAPHICAL AREAS

Some of the operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.

ENVIRONMENTAL, HEALTH AND SAFETY

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. The Company’s legal and/or constructive commitments to rectify disturbance caused by mining, development and exploration activities may change due to new laws or regulations, updated reclamation plans or new environmental requirements.

POLITICAL RISK

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims.

NON-CONTROLLED ASSETS

Some of the Company’s assets are controlled and managed by other companies, some of which may have a higher interest in the assets than the interest of the Company. Some of the Company’s partners may have divergent business objectives which may impact business and financial results.

JOINT VENTURE OPERATIONS

The Company has joint ventures with other mining companies which are subject to the risks normally associated with the conduct of joint ventures. Such risks include: inability to exert control over strategic decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such other companies to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s results of operations and financial condition.

EVOLVING CORPORATE GOVERNANCE REGULATIONS

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. The result of increased compliance is potentially higher general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

LITIGATION

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results and costs of litigation cannot be predicted with certainty.

NON-GAAP1 PERFORMANCE MEASURES

ADJUSTED NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity holders represent net earnings from continuing operations attributable to equity holders excluding certain impacts, net of tax, such as changes in asset retirement obligations at closed sites, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, impairment of marketable securities, foreign exchange gain or loss, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain/loss on foreign exchange translation of deferred income tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

The following table provides a reconciliation of net earnings from continuing operations attributable to equity holders of IAMGOLD as per the audited consolidated annual statement of earnings, to adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD.

($ millions, except for number of shares and per share amounts)	Years ended December 31,
	2012	2011
Earnings from continuing operations before income taxes and non-controlling interests	$570.6	$649.0
Adjusted items:
• Interest expense on senior unsecured notes	11.2	—
• Foreign exchange losses / (gains)	(10.7)	8.1
• Unrealized losses / (gains) on derivative instruments	(16.2)	2.2
• Gains on sale of marketable securities	(25.5)	(8.9)
• Impairment of marketable securities	24.1	1.6
• Losses / (gains) on sale of assets	0.8	(25.1)
• Changes in estimates of asset retirement obligations at closed sites	5.3	23.0

	(11.0)	0.9

Adjusted earnings from continuing operations before income taxes and non-controlling interests	$559.6	$649.9
• Income tax expenses	(199.4)	(221.0)
• Tax impact of adjusted items	(6.8)	13.5
• Non-controlling interests	(36.5)	(36.7)

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD	$316.9	$405.7

Basic weighted average number of common shares outstanding (in millions)	376.2	374.9

Basic adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.84	$1.08

OPERATING CASH FLOW FROM CONTINUING OPERATIONS BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

($ millions, except for number of shares and per share amounts)	Years ended December 31,
	2012	2011
Cash flow generated from continuing operating activities per the audited consolidated annual financial statements	$441.0	$592.8
Adjusting items from non-cash working capital items and long-term ore stockpiles
• Receivables and other current assets	1.4	47.8
• Inventories and non-current ore stockpiles	72.9	65.7
• Accounts payable and accrued liabilities	(11.3)	(49.6)

Operating cash flow from continuing operations before changes in working capital	$504.0	$656.7

Basic weighted average number of common shares outstanding (in millions)	376.2	374.9

Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	$1.34	$1.75

CASH COSTS

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of depreciation, reclamation, capital, and exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines (continuing operations) to the cost of sales, excluding depreciation, depletion and amortization as per the audited consolidated annual statement of earnings.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Year ended December 31, 2012

	Operating Gold Mines						Other
($ millions, except where noted) (audited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Cost of sales, excluding depreciation	$274.4	$217.4	$8.4	$111.2	$48.8	$660.2	$126.3	$786.5
Adjust for:
By-product credit (excluded from cost of sales)	(0.7)	(0.9)	(0.5)	(0.2)	—	(2.3)
Stock movement	0.8	2.7	(2.2)	(1.0)	0.4	0.7
Other mining costs	(4.9)	(8.1)	(5.2)	(2.1)	(10.5)	(30.8)
Cost attributed to non-controlling interests	(13.5)	(21.1)	—	—	—	(34.6)

	$(18.3)	$(27.4)	$(7.9)	$(3.3)	$(10.1)	$(67.0)

Total cash costs – operating mines	$256.1	$190.0	$0.5	$107.9	$38.7	$593.2

Attributable gold production – operating mines (000s oz )	382	315	4	100	29	830

Total cash costs ($/oz)	$671	$603	$137	$1,076	$1,337	$715

Year ended December 31, 2011

	Operating Gold Mines						Other
($ millions, except where noted) (audited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Cost of sales, excluding depreciation	$248.7	$191.9	$37.8	$98.1	$46.5	$623.0	$114.9	$737.9
Adjust for:
By-product credit (excluded from cost of sales)	(1.1)	(1.1)	(1.2)	(0.3)	—	(3.7)
Stock movement	9.1	(0.7)	(5.6)	1.0	(0.8)	3.0
Other mining costs	(7.1)	(7.2)	(5.6)	(0.2)	(1.4)	(21.5)
Cost attributed to non-controlling interests	(12.5)	(18.3)	—	—	—	(30.8)

	$(11.6)	$(27.3)	$(12.4)	$0.5	$(2.2)	$(53.0)

Total cash costs – operating mines	$237.1	$164.6	$25.4	$98.6	$44.3	$570.0

Attributable gold production – operating mines (000s oz )	385	337	24	121	29	896

Total cash costs ($/oz)	$616	$488	$1,076	$816	$1,534	$636

[1]	Niobium, Corporate, and Exploration and Evaluation Segments.
[2]	As per note 27 of the Company’s audited consolidated annual financial statements.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of rising gold prices it becomes profitable to process lower-grade ore. Such a decision will typically result in an increase in total cash costs per ounce, but it is equally important to recognize that margins also increase at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine (continuing operations) to gold realized price less total cash costs per ounce.

($/oz of gold)	Years ended December 31,
	2012	2011
Realized gold price for continuing operations	$1,667	$1,555
Total cash cost for continuing operations	$715	$636

Gold margin	$952	$919

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues and cost of sales as per note 36 of the audited consolidated annual statement of earnings.

($ millions, except where noted)	Years ended December 31,
	2012	2011
Revenues from the Niobec mine as per segmented information	$190.5	$177.8

Cost of sales from the Niobec mine as per segmented information, excluding depreciation expenses	$(117.9)	$(111.2)
Other costs	(0.2)	0.9

Operating margin	$72.4	$67.5

Sales volume (millions of kg Nb)	4.7	4.6

Operating margin ($/kg Nb)	$15	$15

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in the Management Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The financial information on the Company presented in the Management Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorised, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

“Stephen J.J. Letwin”	“Carol Banducci”

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 20, 2013	February 20, 2013

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012 and no material weaknesses were discovered.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2012 has been audited by KPMG LLP, Chartered Accountants, as stated in their report located on page 46 of the Annual Financial Statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of IAMGOLD Corporation

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation as of December 31, 2012 and December 31, 2011, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of IAMGOLD Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IAMGOLD Corporation as of December 31, 2012 and December 31, 2011, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2013 expressed an unqualified (unmodified) opinion on the effectiveness of IAMGOLD Corporation’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants
February 20, 2013
Toronto, Canada

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of IAMGOLD Corporation

We have audited IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IAMGOLD Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Report on Internal Control over Financial Reporting in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IAMGOLD Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of IAMGOLD Corporation as of December 31, 2012 and December 31, 2011, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and our report dated February 20, 2013 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2013

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	8	$813.5	$1,051.6
Gold bullion (market value $223.3; December 31, 2011 - $210.9)	9	96.9	96.8
Income tax receivable		25.0	26.3
Receivables and other current assets	10	160.6	132.3
Inventories	11	305.1	239.1

		1,401.1	1,546.1

Non-current assets
Deferred income tax assets	22	55.4	41.4
Investments in associates	12	56.1	16.3
Mining assets	13	2,713.3	1,881.6
Exploration and evaluation assets	14	533.3	356.5
Goodwill	15	256.7	256.7
Other non-current assets	16	360.3	295.2

		3,975.1	2,847.7

		$5,376.2	$4,393.8

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$252.3	$206.0
Income tax payable		62.2	109.2
Dividends payable		48.6	47.0
Current portion of asset retirement obligations	21(a)	7.4	6.3
Current portion of other non-current liabilities		2.6	6.6

		373.1	375.1

Non-current liabilities
Deferred income tax liabilities	22	285.6	256.4
Long-term debt	18(a)	638.8	—
Asset retirement obligations	21(a)	250.7	215.9
Other non-current liabilities		23.2	17.5

		1,198.3	489.8

		1,571.4	864.9

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	23	2,315.8	2,308.6
Contributed surplus		26.7	19.9
Retained earnings		1,343.2	1,104.9
Accumulated other comprehensive income		42.4	41.1

		3,728.1	3,474.5
Non-controlling interests		76.7	54.4

		3,804.8	3,528.9

Contingencies and commitments	21(c), 34

		$5,376.2	$4,393.8

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

		Years ended December 31
(In millions of U.S. dollars, except per share amounts )	Notes	2012	2011
Revenues		$1,670.0	$1,673.2

Cost of sales	27	948.0	891.8
General and administrative expenses	28	58.3	54.2
Exploration expenses		112.7	73.3
Other		4.8	25.7

Operating costs		1,123.8	1,045.0

Earnings from operations		546.2	628.2
Share of net earnings (losses) from investments in associates (net of income tax)	12	12.0	(1.6)
Finance costs	29	(18.5)	(7.1)
Foreign exchange gains (losses)		10.7	(8.1)
Interest income and derivatives and other investment gains	30	20.2	37.6

Earnings from continuing operations before income tax expense		570.6	649.0
Income taxes	22	(199.4)	(221.0)

Net earnings from continuing operations		371 .2	428.0
Net earnings from discontinued operations	7(c)	—	415.3

Net earnings		$371.2	$843.3

Net earnings from continuing operations attributable to:
Equity holders of IAMGOLD Corporation		$334.7	$391.3
Non-controlling interests		36.5	36.7

		$371.2	$428.0

Net earnings attributable to:
Equity holders of IAMGOLD Corporation		$334.7	$806.6
Non-controlling interests		36.5	36.7

		$371.2	$843.3

Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions )	24
Basic		376.2	374.9
Diluted		376.9	376.5
Earnings from continuing operations per share ($ per share)
Basic		$0.89	$1.04
Diluted		$0.89	$1.04
Earnings per share ($ per share)
Basic		$0.89	$2.15
Diluted		$0.89	$2.14

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years ended December 31
(In millions of U.S. dollars)	Notes	2012	2011
Net earnings		$371.2	$843.3

Other comprehensive income (loss), net of tax
Net unrealized change in fair value of available-for-sale financial assets, net of tax	19(a)(iii)	8.2	4.2
Net realized change in fair value and impairment of available-for-sale financial assets, net of tax	19(a)(iii)	(6.9)	(6.4)

		1.3	(2.2)
Other		(2.3)	(0 .8)

Total other comprehensive loss		(1.0)	(3.0)

Comprehensive income		$370.2	$840.3

Comprehensive income from continuing operations		$370.2	$425.0
Comprehensive income from discontinued operations	7(c)	—	415.3

Comprehensive income		$370.2	$840.3

Comprehensive income attributable to:
Equity holders of IAMGOLD Corporation		$333.7	$803.6
Non-controlling interests		36.5	36.7

		$370.2	$840.3

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to Equity Holders of IAMGOLD Corporation
(In millions of U.S. dollars)	Notes	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total	Non- controlling Interests	Total Equity
At December 31, 2011		$2,308.6	$19.9	$1,104.9	$41.1	$3,474.5	$54.4	$3,528.9

Net earnings		—	—	334.7	—	334 .7	36.5	371.2
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	1.3	1.3	—	1.3
Other		—	—	(2.3)	—	(2.3)	—	(2.3)

Total comprehensive income		—	—	332.4	1.3	333.7	36.5	370.2

Issued shares on exercise of share-based payments		7.2	(1.8)	—	—	5.4	—	5.4
Share-based compensation	25	—	8.6	—	—	8.6	—	8.6
Dividends	26	—	—	(94.1)	—	(94.1)	(14.2)	(108.3)

Total transactions		7.2	6.8	(94.1)	—	(80.1)	(14.2)	(94.3)

At December 31, 2012		$2,315.8	$26.7	$1,343.2	$42.4	$3,728.1	$76.7	$3,804.8

		Attributable to Equity Holders of IAMGOLD Corporation
(In millions of U.S. dollars)	Notes	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total	Non- controlling Interests	Total Equity
At December 31, 2010		$2,255.5	$18.8	$383.6	$43.3	$2,701.2	$56.9	$2,758.1

Net earnings		—	—	806.6	—	806.6	36.7	843.3
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(2.2)	(2.2)	—	(2.2)
Other		—	—	(0.8)	—	(0.8)	—	(0.8)

Total comprehensive income		—	—	805.8	(2.2)	803.6	36.7	840.3

Issued shares, net of issue costs		34.6	—	—	—	34.6	—	34.6
Gain on sale of treasury shares		—	0 .1	—	—	0.1	—	0.1
Issued shares on exercise of share-based payments		18.5	(5.3)	—	—	13.2	—	13.2
Share-based compensation	25		6.3	—	—	6.3	—	6.3
Dividends	26	—	—	(84.5)	—	(84.5)	(11.7)	(96.2)
Disposal of a subsidiary - La Arena project		—	—	—	—	—	(27.5)	(27.5)

Total transactions		53.1	1 .1	(84.5)	—	(30.3)	(39.2)	(69.5)

At December 31, 2011		$2,308.6	$19.9	$1,104.9	$41.1	$3,474.5	$54.4	$3,528.9

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31
(In millions of U.S. dollars)	Notes	2012	2011
Operating activities
Net earnings from continuing operations		$371.2	$428.0
Adjustments for:
Finance costs	29	18.5	7.1
Depreciation expense		163.9	156.8
Changes in estimates of asset retirement obligations at closed sites	21(a)	5.3	23.0
Income tax expenses		199.4	221.0
Unrealized impact of foreign exchange on cash and cash equivalents		(5.1)	11.4
Other non-cash items	32(a)	(10.7)	(21.8)
Adjustments for cash items	32(b)	(4.5)	(8.3)
Movements in non-cash working capital items and non-current ore stockpiles	32(c)	(63.0)	(63.9)

Cash generated from operating activities		675.0	753.3
Income tax paid		(234.0)	(160.5)

Net cash from operating activities		441.0	592.8

Investing activities
Mining assets
Capital expenditures		(698.3)	(265.4)
Sales proceeds		2.5	1.0
Additions to exploration and evaluation assets		(2.2)	(130.8)
Acquisition of the Côté Gold project	5	(485.7)	—
Other investing activities	32(d)	(29.6)	(95.0)
Proceeds from disposals of non-core assets	32(e)	—	737.4

Net cash from (used in) investing activities		(1,213.3)	247.2

Financing activities
Gross proceeds from long-term debt		650.0	—
Proceeds from issue of share capital		5.4	54.7
Dividends paid		(106.9)	(80.1)
Interest paid		(3.1)	(2.9)
Payment of long-term debt transaction costs		(11.6)	—
Other		(4.7)	0.1

Net cash from (used in) financing activities		529.1	(28.2)

Unrealized impact of foreign exchange on cash and cash equivalents		5.1	(11.4)

Net cash used in discontinued operations	7(d)	—	(19.6)

Increase (decrease) in cash and cash equivalents		(238.1)	780.8
Cash and cash equivalents, beginning of the year		1,051.6	270.8

Cash and cash equivalents, end of the year		$813.5	$1,051.6

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated.)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation incorporated under the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The consolidated financial statements of IAMGOLD and all its subsidiaries, joint ventures and associates, as at and for the year ended December 31, 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective as at December 31, 2012.

The consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 20, 2013.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following, which are measured at fair value:

•	derivative financial instruments;

•	financial instruments at fair value through profit and loss; and

•	available-for-sale financial assets.

The methods used to measure fair values are discussed in note 19.

(c)	Basis of consolidation

Subsidiaries and joint ventures related to significant properties of the Company are accounted for as follows:

Name	Property – Location	December 31, 2012	December 31, 2011	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	Consolidation
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	Consolidation
Doyon division including the Westwood project[1]	Doyon division – Canada	100%	100%	Consolidation
Niobec Inc.	Niobec mine – Canada	100%	100%	Consolidation
Trelawney Mining and Exploration Inc.[2]	Côté Gold project – Canada	100%	—	Consolidation
IAMGOLD Ecuador S.A.[3]	Quimsacocha project – Ecuador	—	100%	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	Proportionate consolidation
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	Proportionate consolidation

[1]	Division of IAMGOLD Corporation.
[2]

On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney Mining and Exploration Inc., which owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

[3]	On November 14, 2012, IAMGOLD disposed of its interest in the Quimsacocha project in Ecuador through the sale of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries are entities controlled by the Company. The income and expenses of the subsidiary are included in the consolidated financial statements from the acquisition date, which is the date on which the Company obtains control of the acquired entity.

Joint ventures are those entities over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venturers for strategic, financial and operating decisions. Financial results of joint ventures are proportionately consolidated from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the parent company, using consistent accounting policies.

Investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method. The Company’s share of net earnings (losses) from investments in associates is recognized in the consolidated statements of earnings and accounted for as an increase (decrease) in investments in associates in the consolidated balance sheets. The cash received from investments in associates is accounted for as a decrease of investments in associates in the consolidated balance sheet.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated on consolidation.

(d)	Functional and presentation currency

The functional and presentation currency of the Company is the U.S. dollar.

Foreign currency transactions are converted to U.S. dollars initially at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation expense, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation. Exchange gains and losses on translation are included in the consolidated statements of earnings. When gain or loss on certain non-monetary items, such as, available-for-sale (“AFS”) is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

Subsidiaries, joint ventures or associates whose functional currency is other than the U.S. dollar, foreign currency balances and transactions are translated into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the rate implicit in the historical rate applied to the related asset. Exchange gains and losses on translation are included in OCI. Exchange gains and losses are recognized in the consolidated statements of earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company, and its subsidiaries and associates.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Certain financial instruments are recorded at fair value on the balance sheet. Current market conditions have an impact on these fair values.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(i)	Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at fair value through profit and loss

Cash and cash equivalents, short-term investments and warrants held as investments are designated as financial assets at fair value through profit and loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months. The unrealized gains or losses related to changes in fair value are reported in interest income and derivatives and other investment gains (losses).

Loans and receivables

Trade and other receivables are classified as loans and receivables and are carried at amortized cost using the effective interest rate method, less impairment losses, if any.

Available-for-sale financial assets

The Company’s investments in marketable securities are designated as AFS financial assets and recorded at fair value on the trade date with transaction costs included in the recorded amount. Changes in fair value of AFS investments are recognized in OCI until investments are disposed of or when there is objective evidence of impairment in value.

Non-derivative financial liabilities

Accounts payable, senior unsecured notes, and borrowings related to the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. All derivative instruments not designated as a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit and loss.

Derivative instruments at fair value through profit and loss, including embedded derivatives, are recorded in the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument.

Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statements of earnings as a derivative gain or loss.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(b)	Gold bullion

Investments in gold bullion are measured at the lower of average cost and net realizable value.

(c)	Inventories

Gold and niobium production inventories, concentrate inventory, and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is the estimated selling price less the estimated costs to complete processing and sell finished goods.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories on the consolidated balance sheet based on the period in which they are expected to be processed.

Provisions for redundant and slow-moving items are made by reference to specific items of inventory. Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mining assets.

(d)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings in interest income and derivatives and other investment gains (losses).

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings as incurred.

Property, plant and equipment presented on the consolidated balance sheets are as follows:

(i)	Mining assets

Mining assets represent the capitalized expenditures related to:

•	mine and other construction in progress, and

•	the operation of mineral properties in the production stage, including:

•

mining properties and deferred costs, which include expected economic conversions of resources to reserves, recorded in a business combination or an asset acquisition, and capitalized stripping costs, and

•	plant and equipment.

a.	Mining and construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (refer to note 3(f) below), which include expected economic conversions of resources to reserves, recorded in a business combination or an asset acquisition, are transferred to mine and other construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not amortized until the project is brought into production.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized to the project when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from mine and other construction in progress assets and incorporated into the appropriate categories of mining assets and supplies inventories.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

b.	Mining properties and deferred costs

Capitalized costs for exploration and evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties and deferred costs within mining assets.

c.	Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to represent a betterment to the mineral property in which case, the stripping costs are capitalized. Capitalized stripping costs are included in “mining properties and deferred costs” within mining assets.

(ii)	Corporate equipment

Corporate equipment (located at corporate locations) includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements. Corporate equipment is classified in other non-current assets.

(e)	Depreciation

Effective from the point an asset is ready for its intended use, mining assets, corporate equipment and royalty interests are amortized on a straight line basis or using the units-of-production method over the shorter of the estimated economic life of the asset or the mining operation. The method of amortization is determined based on that which best represents the use of the assets.

The reserve and resource estimates for each operation are the prime determinants of the life of a mine. In general, an ore body where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. Changes in the estimate of mineral reserves and resources will result in changes to depreciation and will be accounted for on a prospective basis over the remaining life of the operation. In 2012 and 2011, the Company has not incorporated any non-reserve material in its depreciation calculations.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in a business combination or an asset acquisition, are not amortized until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and mine and other construction in progress are not amortized as the assets are not available for use.

The basis of amortization for capitalized stripping assets is the ore to be extracted as a result of the specific stripping activity (reserves that directly benefit from the stripping activity) and is determined on a units-of-production basis.

Capitalized borrowing costs are amortized over the useful life of the related asset.

Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(f)	Mineral exploration and evaluation costs

Exploration activities relate to the collection of exploration data.

Exploration data consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalised and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions or business combinations are also recognized as exploration and evaluation assets.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(g)	Business combinations and goodwill

Business combinations relate to the acquisition of an asset or a group of assets that constitute a business. For an integrated set of activities and assets to be considered a business, it needs to contain inputs, and processes. If the set of activities and assets acquired relate to an exploration stage property, the Company considers other factors to determine whether the set of activities and assets is a business such as the extent to which the acquired project has resources or reserves, and the extent and nature of the additional work to identify resources or convert resources into reserves. The Company also assesses whether the entity acquired has begun planned principal activities, has employees, necessary permits for production, intellectual property is pursuing a plan to produce outputs, and will be able to obtain access to customers that will purchase the outputs.

Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to expected economic conversions of resources to reserves. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the fair value of the non-controlling interests share holdings or the non-controlling interests’ proportion of the fair values of the assets and liabilities recognized at acquisition.

When a subsidiary is acquired in a number of stages, the carrying value of interests prior to acquisition of control is re-measured to fair value on the date control is acquired, amounts previously recognized in other comprehensive income in respect of the subsidiary are reversed, and the difference is recognized in earnings.

When the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of purchase, the excess is recognized as negative goodwill and recorded in the consolidated statements of earnings at the date of acquisition.

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

If a transaction does not meet the definition of a business under IFRS, the transaction is recorded as an asset acquisition. Accordingly, the net identifiable assets acquired and liabilities assumed are measured at the fair value consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalized. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognized upon the acquisition of assets.

(h)	Other intangible assets

Other intangible assets are related to the fair value of favourable supplier contracts accounted for on a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in other non-current assets on the consolidated balance sheet.

(i)	Royalty interests

The Company records its royalty interests at cost, net of accumulated depreciation and impairment charges. Royalty interests are classified in other non-current assets on the consolidated balance sheet.

(j)	Impairment

(i)	Financial assets

Financial assets are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

An impairment loss in respect of marketable securities is calculated by reference to its fair value. A prior period impairment loss for loans and receivables is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal would be recognized in the consolidated statements of earnings.

If the fair value of a marketable security declines below its carrying amount, the Company performs qualitative and quantitative assessments of whether the impairment is either significant or prolonged. If an unrealized loss on an AFS marketable security has been recognized in OCI and it is deemed to be either significant or prolonged, any cumulative loss that had been recognized in OCI is reclassified as an impairment loss in interest income and derivatives and other investment gains (losses).

Once an AFS marketable security has been impaired, all subsequent losses calculated as the difference between the acquisition cost and current fair value, less any previously recognized impairment loss, are recognized in interest income and derivatives and other investment gains (losses). If the fair value of a previously impaired AFS marketable security subsequently recovers, the unrealized gains are recorded in OCI. Previously recorded impairment losses are not subject to reversal.

(ii)	Non-financial assets

If a property is abandoned or deemed economically unfeasible, the related project balances are impaired.

The Company conducts annual impairment assessments, which are typically performed at December 31, of the values of goodwill and non-current assets, including mining assets, exploration and evaluation assets and royalty interests. Further, if at any other point an indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the asset’s fair value less costs to sell (“FVLCS”) and value in use (“VIU”). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment purposes. The CGU represents the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets. A CGU is typically considered to be an individual mine site or a development project.

If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment loss is first recorded against any goodwill allocated to the relevant CGU. If the impairment loss is greater than the attributable goodwill, the excess is then recorded to the other long-lived assets in the CGU on a pro rata basis.

A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized in the consolidated statements of earnings. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

The recoverable amount is determined based on the present value of estimated future cash flows from each long-lived asset or CGU, which are calculated based on numerous assumptions such as proven and probable reserves, resources when appropriate, estimates of discount rates, realizable metals prices, operating costs, capital and site restoration costs and estimated future foreign exchange and inflation rates, as defined under IFRS for FVLCS and VIU. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in its fair value, then this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(k)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost. Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(l)	Other provisions

Provisions are recognized when a present obligation exists (legal or constructive) as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are determined based on management’s best estimate (refer to note 3(s)(viii)).

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible then details of the contingent loss are disclosed.

(m)	Income taxes

(i)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes using the balance sheet approach on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss will arise where the local tax currency is not the same as the functional currency. A deferred tax asset or liability is recognized on the difference between the book value of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings.

(n)	Flow-through common shares

Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures as incurred.

(o)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share are calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method.

(p)	Share-based payments

The Company has the following share-based payment plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based payment plans in respect of its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statements of earnings and credited to contributed surplus within shareholders’ equity.

The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. The weighted average grant date fair value is the basis for which share-based payments are recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(q)	Revenue recognition

Revenues include sales of gold, niobium and by-product concentrate as well as royalty revenue.

Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered to the counterparties.

Revenues from the sale of niobium (ferroniobium) are recognized when legal title (rights and obligations) to the ferroniobium is transferred to the buyer.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. Revenue based royalties such as Net Smelter Return or Gross Proceeds Royalties are determined based on the proceeds from the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment are governed by the corresponding royalty agreement with the owner of the royalty property.

(r)	Assets held for sale and discontinued operations

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, if its carrying value will be recovered principally through a sale transaction rather than through continuing use and when the relevant criteria are met. A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Net earnings from operations and any gain or loss on the disposal are disclosed separately as net earnings from discontinued operations in the consolidated statements of earnings and comparative periods are reclassified.

(s)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements as described below.

(i)	Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

A number of accounting estimates, as described in the following relevant accounting policy notes, are impacted by the reserve and resource estimates:

•	Capitalization and amortization of stripping costs (note 3(d)(i)c.);

•	Determination of the useful life of mining assets and measurement of the depreciation expense (note 3(e));

•

Mineral exploration and evaluation costs and determination of technical feasibility and commercial viability (note 3(f)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Fair value of mineral rights acquired in a business combination (note 3(g));

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition ( note 3(g));

•	Impairment analysis of non-financial assets including evaluation of estimated future cash flows of cash generating units (note 3(j)(ii)); and

•	Estimates of the timing of the outlays for asset retirement obligations (note 3(k)).

(ii)	Determination of the date of transition from construction to production accounting

Judgments made in relation to accounting policies

Commencement of production is an important “point in time” determination, for accounting purposes, of when a constructed asset (considered as a whole operation) has reached a level of function indicative of its readiness to be considered a viable operation and accounted for as such, including accounting recognition of revenue and expenses from the operation. The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time.

(iii)	Impairment analysis of goodwill and non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimate of future cash flows used in the Company’s impairment assessment of goodwill and non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control.

If an indication of impairment exists, and annual for CGUs with goodwill, an estimate of a CGU’s recoverable amount is calculated. The recoverable amount is based on the fair value less costs to sell using a discounted cash flow methodology taking into account assumptions that would be made by market participants. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production. Refer to note 33.

In estimating the net realizable value of inventories, significant estimate is made regarding the quantities of saleable metals included in stockpiles and is estimated based on the quantities of ore, the grade of ore and the estimated recovery percentage. There can be no assurance that actual quantities will not differ significantly from estimates used. Refer to note 3(c).

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining whether an impairment indicator may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site.

Management judgment is required in the identification of cash generating units and allocation of goodwill to CGUs for impairment testing purposes.

(iv)	Definition of a business

Judgments made in relation to accounting policies

Based on management’s judgment, the acquisition of Trelawney in 2012 (refer to note 5) did not meet the definition of a business as the primary asset (Côté Gold project) was an exploration stage property. Consequently, the transaction has been recorded as the acquisition of an asset.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(v)	Determination of control by one entity over another

Judgments made in relation to accounting policies

Subsidiaries are entities controlled by the Company, and investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method.

As at December 31, 2012, IAMGOLD owned 45.3% of the outstanding shares of Galane Gold Ltd. and 47.0% of the outstanding shares of INV Metals Inc. (“INV Metals”) (refer to note 12). If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. The Company used its judgment to determine that it has significant influence, and no control, over these entities and accounted for it as investments in associates using the equity method of accounting.

(vi)	Determination of fair values and impairment analysis of financial instruments

Judgments made in relation to accounting policies

Certain financial instruments are recorded at fair value on the balance sheet. Current market conditions have an impact on these fair values. Management’s estimate of the fair value of financial instruments is subject to risks and uncertainties as disclosed in note 3(a).

Financial assets such as marketable securities are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Fair values, impairment and sensitivity analyses related to marketable securities and warrants held as investments are disclosed in note 19(a)(iii).

(vii)	Derivative financial instruments

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 19 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(viii)	Provisions and recognition or not of a liability for loss contingencies

Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period by considering all available evidence, including opinion of experts.

Key sources of estimation uncertainty

Provisions related to present obligations are management’s best estimate of amount of probable future outflow, expected timing of payments, and discount rates. Refer to note 21(a).

(ix)	Determination of deferred income tax including uncertain tax position

Key sources of estimation uncertainty

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 3(i)(ii)) and 22.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

4.	FUTURE ACCOUNTING POLICIES

The following new standards, and amendment to standards and interpretations, were not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. These are summarized as follows:

IFRS 9 – Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2015.

IFRS 10 – Consolidated financial statements

IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013. This standard retains the concept that a company should consolidate all entities that it controls, and provides for a new definition of control. In accordance with IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company is in the process of evaluating its investments.

IFRS 11 – Joint arrangements, and IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (now arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method and, joint operations will be accounted for in a manner similar to proportionate consolidation.

The Company reviewed its joint arrangements and has concluded that Sadiola and Yatela will be considered joint ventures for accounting purposes. Consequently, IAMGOLD will account for its interest in Sadiola and Yatela using the equity method instead of proportionate consolidation effective January 1, 2013. Retrospective adjustments will be applied starting in 2013 at the beginning of the earliest period presented, January 1, 2012.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replaces the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates, and also contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company will expand disclosure regarding interest in other entities, such as information to enable users to evaluate the nature of, and risks associated with, the Company’s interests in other entities, and the effects of those interests on its consolidated balance sheet, financial performance and cash flows. In addition to financial information related to its interests in other entities, disclosure will include significant judgments and assumptions the Company has made in determining that it has control of another entity, that it has joint control of an arrangement or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle, if any.

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining in situations where the following benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013. Based on its review, IAMGOLD does not believe there will be any impact on its consolidated financial statements upon the adoption of IFRIC 20.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

5.	ACQUISITION

Trelawney – Côté Gold project

On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney Mining and Exploration Inc. (“Trelawney”), a Canadian junior mining and exploration company that owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

For each common share of Trelawney, IAMGOLD paid C$3.30 in cash. The total purchase price amounted to $542.6 million, which includes transaction costs of $6.2 million and is net of cash and cash equivalents acquired of $57.9 million.

Prior to the acquisition, IAMGOLD’s investment in Trelawney was designated as an available-for-sale marketable security. The fair value of the investment on the date of the acquisition of $56.9 million has been included as part of consideration for the transaction.

Based on management’s judgment, this acquisition does not meet the definition of a business combination (refer to note 3(g)) as the primary asset (Côté Gold project) is an exploration stage property. Consequently, the transaction has been recorded as an acquisition of an asset.

The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value.

Assets acquired and liabilities assumed
Current assets	$$4.8
Mining assets	7.6
Exploration and evaluation assets	532.7
Other non-current assets	0.8
Current liabilities	(2.6)
Asset retirement obligations	(0.4)
Other non-current liabilities	(0.3)

$542.6

Consideration paid
Cash payment	$543.6
Less: Cash and cash equivalents acquired	(57.9)

Cash consideration	485.7
Initial investment	56.9

$542.6

6.	DIVESTITURES

(a)	Quimsacocha project

On November 14, 2012, IAMGOLD disposed of its interest in the Quimsacocha project in Ecuador to INV Metals through the sale of all of the shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for 231.3 million common shares of INV Metals which were valued at $27.8 million with transactions costs of $1.2 million. The disposition resulted in a net after-tax loss of $3.0 million. The Company’s investment in INV Metals represents 47% of the issued and outstanding common shares of INV Metals. This investment has been accounted for using the equity method.

(b)	La Arena project

On February 9, 2011, IAMGOLD sold all of the outstanding shares of La Arena S.A. (the La Arena project in Peru) to Rio Alto Mining Limited for a cash payment of $48.8 million resulting in an after-tax gain of $10.5 million.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

7.	DISCONTINUED OPERATIONS

(a)	Tarkwa and Damang mines

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for gross proceeds of $667.0 million and recorded an after-tax gain on this sale of $402.6 million in the second quarter 2011. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased the equity method accounting as of the date of the agreement, April 15, 2011.

(b)	Mupane mine

On August 31, 2011, the Company sold its wholly owned investment in Gallery Gold (Pty) Ltd. which held the Company’s interest in the Mupane gold mine (“Mupane mine”) for $34.2 million resulting in a gain on disposal of $5.3 million (before income taxes) during the third quarter 2011. The proceeds consisted of $12.5 million in cash, a $3.8 million promissory note, payable over three years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17.9 million, representing 48.5% of the outstanding shares of Galane. The tax impact of the sale was a recovery of $1.5 million.

Major classes of assets and liabilities included as part of the Mupane mine were as follows as at the date of disposal:

Cash and cash equivalents	$5.9
Current assets	9.8
Mining assets	22.5
Non-current ore stockpiles	5.9
Accounts payable and accrued liabilities	(6.8)
Asset retirement obligations	(9.3)
Deferred income tax liabilities	(0.1)

Net carrying value	$27.9

Consideration received, satisfied in cash	$12.5
Cash and cash equivalents disposed of	5.9

Net cash inflow on disposal	$6.6

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(c)	Net earnings from discontinued operations

Results and gains on disposal of these discontinued operations are presented separately as net earnings from discontinued operations attributable to equity holders of IAMGOLD in the consolidated statements of earnings.

Year ended December 31,
2011
Tarkwa and Damang mines
Share of net earnings from investments in associates before disposal	$21.0
Gain on sale of investments in associates	402.8

Net earnings from the Tarkwa and Damang mines	$423.8

Mupane mine
Revenues	$50.5
Cost of sales	(46.3)
Derivative loss on gold hedging contracts and other[1]	(19.8)
Income tax recovery	0.3

Net loss from the Mupane mine before its disposal	(15.3)

Gain on sale of the Mupane mine	5.3
Income tax recovery on sale	1.5

6.8

Net loss from the Mupane mine	$(8.5)

$415.3

[1]	The disposal of the Mupane mines led to the retirement of outstanding Mupane gold hedges resulting in a realized derivative loss during 2011.

(d)	Net cash used in discontinued operations

Year ended December 31,
2011
Cash flow used in:
Operating activities	$(15.3)
Investing activities	(4.3)

$(19.6)

8.	CASH AND CASH EQUIVALENTS

	December 31, 2012	December 31, 2011
Cash	$471.6	$631.2
Short-term deposits with initial maturities of three months or less	341.9	420.4

	$813.5	$1,051.6

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

9.	GOLD BULLION

				December 31, 2012	December 31, 2011
Ounces held		(oz	)	134,737	134,636
Weighted average acquisition cost	($	/oz	)	$720	$719
Acquisition cost	($	millions	)	$96.9	$96.8
End of year spot price for gold	($	/oz	)	$1,658	$1,566
End of year market value	($	millions	)	$223.3	$210.9

10.	RECEIVABLES AND OTHER CURRENT ASSETS

	December 31, 2012	December 31, 2011
Gold trade receivables	$10.9	$24.0
Settlement receivables from sales of niobium	16.8	19.2
Receivables from governments [1]	49.2	26.3
Royalty receivable	2.1	1.9
Other receivables	26.9	14.7
Trade and other receivables	105.9	86.1
Derivatives	16.8	4.7
Marketable securities	18.7	24.3
Warrants held as investments	0.3	—
Prepaid expenses	18.9	17.2

	$160.6	$132.3

[1]	Receivables from governments related to taxes and mineral rights.

11.	INVENTORIES

	December 31, 2012	December 31, 2011
Finished goods:
Gold production inventories	$39.4	$38.7
Niobium production inventories	14.5	12.1
Gold in process	10.8	13.3
Ore stockpiles	53.5	16.5
Mine supplies	186.9	158.5

	305.1	239.1
Ore stockpiles included in other non-current assets	132.9	111.3

	$438.0	$350.4

In 2012, the write-down of inventories to net realizable value amounted to $9.5 million (2011 – $1.5 million).

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

12.	INVESTMENTS IN ASSOCIATES

	Tarkwa[1]	Damang[1]	Galane[2]	INV Metals[3]	Total
At December 31, 2010	$198.4	$47.7	$—	$—	$246.1
Acquisition	—	—	17.9	—	17.9
Share of net losses	—	—	(1.6)	—	(1.6)
Share of net earnings (losses) (discontinued operations)	24.3	(3.3)	—	—	21.0
Dividends received from associates	—	(5.7)	—	—	(5.7)
Disposals	(222.7)	(38.7)	—	—	(261.4)

At December 31, 2011	—	—	16.3	—	16.3
Acquisition	—	—	—	27.8	27.8
Share of net earnings	—	—	12 .0	—	12.0

At December 31, 2012	$—	$—	$28.3	$27.8	$56.1

[1]

On June 22, 2011, IAMGOLD sold its 18.9% interests in Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited. In 2011, IAMGOLD’s share of net earnings from Tarkwa and Damang were reported in net earnings from discontinued operations in the Company’s consolidated statements of earnings.

[2]

As part of the consideration from the sale of the Mupane gold mine, IAMGOLD received common shares of Galane, the new owner of the Mupane mine, representing 48.5% of the outstanding shares of Galane as of August 31, 2011 (date of the transaction). The ownership percentage in Galane as of December 31, 2012 was 45.3%. This investment is accounted for using the equity method. IAMGOLD includes Galane’s results on a three-month lag. The latest available financial statements are as of September 30, 2012. The Company was not made aware of any material events from September 30 to December 31, 2012. The carrying value of this asset was recorded on the balance sheet on September 1, 2011 at its fair value of $17.9 million. The fair value of the Company’s shares in Galane was $19.2 million based on its market quoted price at December 31, 2012.

[3]

On November 14, 2012, IAMGOLD disposed of its interest in the Quimsacocha project in Ecuador through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for a total of 231.3 million common shares of INV Metals valued at $27.8 million, which is 47% of INV Metals’ issued and outstanding shares. This investment has been accounted for using the equity method. IAMGOLD includes INV Metals’ results on a three-month lag. The latest available financial statements are as of September 30, 2012. The Company was not aware of any material events from November 14 to December 31, 2012. The carrying value of this asset was recorded on November 14, 2012, at its fair value. The fair value of the Company’s shares in INV Metals was $25.6 million based on its market quoted price at December 31, 2012.

At September 30, 2012, financial information for investments in Galane and INV Metals, not adjusted for the percentage held by the Company, is summarized below:

	September 30, 2012		September 30, 2011
	Galane	INV Metals	Galane	INV Metals
Assets
Current assets	$30.4	$8.2	$15.7	$—
Non-current assets	42.0	20.9	33.9	—

	$72.4	$29.1	$49.6	$—

Liabilities
Current liabilities	$8.4	$0.4	$7.1	$—
Non-current liabilities	9.4	0.2	15.9	—

	$17.8	$0.6	$23.0	$—

Net income [1]
Revenues	$94.8	$—	$1 .5	$—
Expenses	(69.6)	—	(4.7)	—

Net earnings (loss es )	$25.2	$—	$(3.2)	$—

[1]

Net earnings in Galane as of September 30, 2012 represents twelve months of activity from October 1, 2011 to September 30, 2012. Net loss as of September 30, 2011 represents one month of activity from September 1, 2011 to September 30, 2011.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

13.	MINING ASSETS

	Mining and construction in progress	Mining properties and deferred costs	Plant and equipment	Total
Cost
At December 31, 2010	$42.4	$1,737.0	$1,156.8	$2,936.2
Additions - continuing operations	96.1	70.1	78.8	245.0
Additions - discontinued operations	1.2	2.2	0.9	4.3
Changes in asset retirement obligations	—	22.7	—	22.7
Disposals - continuing operations	—	(0.2)	(12.0)	(12.2)
Disposals - discontinued operations	(2.6)	(55.6)	(46.3)	(104.5)
Transfers within mining assets	(38.0)	28.7	9.3	—
Other	—	—	3.1	3.1

At December 31, 2011	99.1	1,804.9	1,190.6	3,094.6
Additions	384.9	124.7	139.6	649.2
Acquisition of the Côté Gold project	—	—	7.6	7.6
Changes in asset retirement obligations	—	31.5	—	31.5
Disposals	—	—	(15.1)	(15.1)
Transfer[1]	329.6	—	—	329.6
Transfers within mining assets	(104.2)	18.6	85.6	—
Other	—	—	1.4	1.4

At December 31, 2012	$709.4	$1,979.7	$1,409.7	$4,098.8

Accumulated Depreciation
At December 31, 2010	$—	$731.4	$416.1	$1,147.5
Depreciation expense - continuing operations [2]	—	71.7	78.6	150.3
Depreciation expense - discontinued operations	—	1.5	2.1	3.6
Disposals - continuing operations	—	(0.2)	(8.6)	(8.8)
Disposals - discontinued operations	—	(44.9)	(37.1)	(82.0)
Other	—	2.4	—	2.4
At December 31, 2011	—	761.9	451.1	1,213.0
Depreciation expense [2]	—	88.4	93.3	181.7
Disposals	—	—	(9.7)	(9.7)
Other	—	—	0.5	0.5

At December 31, 2012	$—	$850.3	$535.2	$1,385.5

Net book value at December 31, 2011	$99.1	$1,043.0	$739.5	$1,881.6

Net book value at December 31, 2012	$709.4	$1,129.4	$874.5	$2,713.3

[1]

Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to mining and construction in progress . During the first quarter 2012, capitalized costs related to the Westwood project were transferred from exploration and evaluation assets to mining assets .

[2]	Excluding depreciation expense relating to corporate assets .

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Mining and construction in progress at December 31, 2012 and 2011, include capital expenditures related to projects at the following: Rosebel mine (2012 – $40.6 million; 2011 – $13.9 million), Essakane mine (2012 – $109.7 million; 2011 – $32.2 million), Sadiola mine (2012 – $7.0 million; 2011 – $3.2 million), Yatela mine (2012 – $0.6 million; 2011 – nil), Niobec mine (2012 – $32.2 million; 2011 – $49.8 million), and Westwood mine (2012 – $517.7 million; 2011 – amount included in exploration and evaluation assets).

In 2012, borrowing costs attributable to qualifying assets associated with the Essakane and Westwood mine capitalized in mining and construction in progress totaled $1.6 million (2011 – nil) at a weighted average interest rate of 6.97%.

Mining properties and deferred costs at December 31, 2012 included capitalized stripping costs of $93.1 million (2011 – $32.8 million). Stripping costs of $78.1 million were capitalized during 2012 (2011 – $33.9 million), and $17.8 million were depreciated during 2012 (2011 – $1.1 million).

14.	EXPLORATION AND EVALUATION ASSETS

At December 31, 2010	$306.2
Exploration and evaluation expenditures	122.9
Transfer to mining assets	(1 .5)
Disposal of the La Arena project	(71.1)

At December 31, 2011	356.5
Exploration and evaluation expenditures	2.0
Acquisition of the Côté Gold project	532.7
Disposal of the Quimsacocha project	(28.3)
Transfer to mining assets [1]	(329.6)

At December 31, 2012	$533.3

[1]

Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to mining and construction in progress. During the first quarter 2012, capitalized costs related to the Westwood project were transferred from exploration and evaluation assets to mining assets .

	December 31, 2012	December 31, 2011
Canada - Côté Gold project	$533.3	$—
Canada - Westwood project	—	329.6
Ecuador - Quimsacocha project	—	26.9

	$533.3	$356.5

15.	GOODWILL

	December 31, 2012	December 31, 2011
Cash-generating units
Rosebel mine	$168.4	$168.4
Doyon division	88.3	88.3

	$256.7	$256.7

	Years ended December 31
	2012	2011
Balance, beginning of the year	$256.7	$268.0
Disposal of the La Arena project	—	(11.3)

Balance, end of the year	$256.7	$256.7

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

16.	OTHER NON-CURRENT ASSETS

	December 31, 2012	December 31, 2011
Receivables from governments[1]	$25.3	$11.3
Marketable securities	76.1	93.8
Warrants held as investments	0.2	10.1
Royalty interests(a)	18.8	21.2
Ore stockpiles	132.9	111.3
Deposits on non-current assets	83.0	27.1
Other	24.0	20.4

	$360.3	$295.2

[1]	Receivables from governments related to taxes, mineral rights and exploration tax credits.

(a)	Royalty Interests

	Cost	Accumulated Depreciation	Net royalty interests
December 31, 2012
Diavik[1]	$49.4	$31.4	$18.0
Paul Isnard Concession[2]	0.8	—	0.8

	$50.2	$31.4	$18.8

December 31, 2011
Diavik[1]	$49.4	$29.0	$20.4
Paul Isnard Concession[2]	0.8	—	0.8

	$50.2	$29.0	$21.2

[1]

The Company owns a 1% gross proceeds’ royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Harry Winston Diamond Corporation and Diavik Diamond Mines Inc.

[2]

Royalty on gold production from the Paul Isnard concessions. On December 5, 2011, the Company entered into an option agreement which provides the third party an ability to purchase the existing royalty (expiring on July 30, 2015).

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

17.	JOINT VENTURES

The following amounts represent the Company’s proportionate interest in the joint ventures of the Sadiola mine (41%) and the Yatela mine (40%). Condensed balance sheets and statements of earnings information for the Company’s joint ventures are summarized below:

	December 31, 2012			December 31, 2011
	Sadiola	Yatela	Total	Sadiola	Yatela	Total
Ownership	41%	40%		41%	40%

Current assets	$38.1	$18.2	$56.3	$46.5	$26.6	$73.1
Non-current assets	144.8	6.5	151.3	103.6	6.0	109.6

Total assets	$182.9	$24.7	$207.6	$150.1	$32.6	$182.7

Current liabilities	$47.8	$9.0	$56.8	$33.4	$11.3	$44.7
Non-current liabilities	28.8	14.0	42.8	32.6	15.6	48.2

Total liabilities	$76.6	$23.0	$99.6	$66.0	$26.9	$92.9

	Year ended December 31, 2012			Year ended December 31, 2011
Revenues	$168.9	$47.7	$216.6	$189.0	$46.2	$235.2
Expenses[1]	130.2	51.6	181.8	142.9	54.6	197.5

Net earnings (losses )	$38.7	$(3.9)	$34.8	$46.1	$(8.4)	$37.7

[1]	Including income taxes.

18.	LONG-TERM DEBT

(a)	Senior unsecured notes

On September 21, 2012, the Company issued at face value $650.0 million of senior unsecured notes (‘Notes”). The Notes are denominated in U.S. dollars, mature and become due and payable on October 1, 2020, and bear interest at the rate of 6.75% per annum. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year commencing in 2013. The Notes are guaranteed by some of the Company’s subsidiaries. The Company intends to use the proceeds of the Notes for general corporate purposes, including funding capital expenditures and exploration.

The Company incurred transaction costs of $11.6 million which have been capitalized and offset against the carrying amount of the $650.0 million Notes within long-term debt in the consolidated balance sheet and is being amortized using the effective interest rate method. The amortization of transaction costs for the year ended December 31, 2012 was $0.4 million.

Except as noted below, the Notes are not redeemable, in whole or part, by the Company until October 1, 2016. On and after October 1, 2016, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 1 of each of the following years is: 2016 – 103.375%; 2017 – 101.688%; and 2018 and thereafter – 100%.

Prior to October 1, 2016, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium for accrued and unpaid interest.

Prior to October 1, 2015 using the cash proceeds from an equity offering the Company may redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 106.750% of the aggregate principal amount thereof, plus accrued and unpaid interest up to the redemption date.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The following are the contractual maturities related to the Notes, including estimated interest payments and excluding the impact of netting agreements.

	Payments due by period
At December 31, 2012	Carrying amount	Contractual cash flows	1 Year	2-3 Years	4 -5 Years	After 5 Years
Notes	$650.0	$1,002.4	$45.2	$87.8	$87.8	$781 .6

(b)	Credit facility

On February 22, 2012, the Company amended and increased its $350.0 million unsecured revolving credit facility to a four-year, $500.0 million unsecured revolving credit facility. The key amendments include an increase in commitments, an increase in tenor, a reduction in borrowing costs and fees, and improved financing conditions. The amended credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total debt ratio the Company. This credit facility is guaranteed by some of the Company’s subsidiaries. The maturity date of this amended credit facility is February 22, 2016 with a provision to extend the maturity date for a period of one year.

On February 22, 2012, the Company amended and increased its $50.0 million revolving facility for the issuance of letters of credit to $75.0 million. This revolving credit facility is guaranteed and secured by a Performance Security Guarantee underwritten by Export Development Canada (“EDC”). The maturity date of this credit facility is April 22, 2013 with a provision to extend the maturity date for a period of one year. At December 31, 2012, the Company had letters of credit in the amount of $69.5 million to guarantee certain asset retirement obligations compared to $17.9 million at December 31, 2011.

On February 22, 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250.0 million unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec. The credit facility provides for an interest rate margin above LIBOR, BA prime rate and base rate advances, which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total debt ratio of the Company. This credit facility is guaranteed by the Company and some of the Company’s subsidiaries. The maturity date of this credit facility is February 22, 2016 with a provision to extend the maturity date for a period of one year.

No funds were drawn against credit facilities at December 31, 2012 and December 31, 2011. The Company has complied with its credit facility covenants as of December 31, 2012.

Credit facility issue costs of $4.5 million are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The remaining capitalized issue costs related to the previous credit facilities of $1.1 million were expensed in 2012 and included in finance costs. The carrying amount of credit facilities issue costs at December 31, 2012 was $3.7 million.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

19.	FINANCIAL INSTRUMENTS

	December 31, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
Financial assets (liabilities)	Amount	Value	Amount	Value
Cash and cash equivalents	$813.5	$813.5	$1,051.6	$1,051.6
Trade and other receivables	105.9	105.9	86.1	86.1
Marketable securities	94.8	94 .8	118.1	118.1
Warrants held as investments	0.5	0.5	10.1	10.1
Derivatives - Currency contracts	14.1	14.1	0.1	0.1
Derivatives - Oil contracts	2.7	2.7	4.6	4.6
Derivatives - Currency contracts	(0.1)	(0.1)	(4.6)	(4.6)
Derivatives - Aluminum contracts	(0.1)	(0.1)	(0.8)	(0.8)
Accounts payable and accrued liabilities	(252.3)	(252.3)	(206.0)	(206.0)
Other liability - embedded derivatives[1]	(0.5)	(0.5)	(1.0)	(1.0)
Long-term debt[2]	(650.0)	(651.6)	—	—

[1]	Related to the contingent consideration for the purchase in 2009 of the additional 3% interest in Sadio la.
[2]	The carrying amount and the fair value of the long-term debt exclude transaction costs (net of amortization) of $11.2 million.

(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage.

As at December 31, 2012, the Company’s cash, cash equivalents and gold bullion position at market value was $1,036.8 million (December 31, 2011 – $1,262.5 million). The Company had notes payable of $650.0 million as at December 31, 2012.

As at December 31, 2012, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. As at December 31, 2012, the Company has committed $69.5 million (December 31, 2011 – $17.9 million) of its $75.0 million letters of credit revolving facility for the guarantee of certain asset retirement obligations.

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof. The renewal has a 25-month life in each of the provinces of Canada, except for Quebec, and the United States, and is intended to provide the Company additional financial flexibility. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes including acquisitions. The Company’s base shelf prospectus has never been drawn on.

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;

•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

•

Invest or maintain investment in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management;

•	Monitor cash balances within each operating entity;

•	Perform short- to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

•

Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables and derivative assets. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents in credit worthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Receivables included in receivables and other current assets are summarized in note 10. The credit risk related to gold trade receivable is considered minimal as gold is sold to creditworthy major banks and settled promptly, usually within the following month.

Credit risk on settlement receivables from niobium sales arises from difficulties buyers may have in meeting their payment obligations. At December 31, 2012, 61% of outstanding settlement receivables from sales of niobium were outstanding for less than 30 days, and 30% for between 30 and 60 days. In order to minimize the credit risk related to receivables from sales of niobium, credit limit exposure reviews are performed on a regular basis. No impairment of receivables from niobium sales was recognized in 2012 and 2011. There was no amount that would otherwise be past due or impaired whose terms have been renegotiated. The Company does not hold any security or any other credit enhancements in relation to these receivables.

The credit risk is also related to receivables from government related to taxes, mineral rights and exploration tax credits. Pending completion of certain government audits, the full balance recorded may not be ultimately realized. Management does not expect the amount realized to be materially different from that currently recorded.

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks, share, and commodity market price risk, currency risk, and interest rate risk.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

a.	Fair value measurements

The following fair value hierarchy, which reflects the nature of the inputs, is used in making the measurements of fair value of financial assets and liabilities.

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3. Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial assets and liabilities recorded at fair value were as follows:

At December 31, 2012	Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets :
Cash and cash equivalents	$813.5	$—	$—	$813.5
Assets available for sale - marketable securities	73.1	—	21.7	94 .8
Assets at fair value through profit and loss - warrants held as investments	—	0.5	—	0.5
Derivatives :
Currency contracts	—	14.1	—	14.1
Oil contracts	—	2.7	—	2.7

	$886.6	$17.3	$21.7	$925.6

Financial liabilities :
Derivatives :
Currency contracts	—	(0.1)	—	(0.1)
Aluminum contracts	—	(0.1)	—	(0.1)
Other liability - embedded derivatives	—	(0.5)	—	(0.5)

	$—	$(0.7)	$—	$(0.7)

b.	Valuation techniques

Marketable Securities

The fair value of AFS financial assets (marketable securities) included in Level 1 is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange market that is the principal active market for that particular security and available-for-sale financial assets with a quoted-market price are therefore classified within Level 1 of the fair value hierarchy. Investments in equity instruments that are not actively traded use valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities.

Available-for-sale financial assets included in Level 3
At December 31, 2011	$19.2
Change in fair value reported in other comprehensive income	2.7
Gain on disposal recognized in the statement of earnings	(0.2)

At December 31, 2012	$21.7

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Warrants held as investments

The fair value of warrants held as investments, classified as financial assets at fair value through profit and loss, is obtained through the use of the Black-Scholes pricing model which uses share price inputs and volatility measurements, and is therefore classified within Level 2 of the fair value hierarchy.

Derivatives

For its derivative contracts (currency, oil and aluminum) and embedded derivatives, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company reassess the reasonableness of these valuations through internal methods and third party valuations. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.

c.	Marketable securities and warrants held as investments, and market price risk

IAMGOLD holds certain marketable securities and warrants following the settlement of specific transactions (e.g., disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities and warrants held as investments.

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value in receivables and other current assets for marketable securities expected to be sold in the next twelve months, and for the remainder in other non-current assets on the consolidated balance sheet.

The unrealized gains related to change in market price of marketable securities classified as available-for-sale are recorded in the accumulated other comprehensive income within equity. The Company sold some of its marketable securities during 2012 and 2011. Gains previously included in the accumulated other comprehensive income were transferred to the statement of earnings.

During the year, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that impairment charges were required.

	Years ended December 31
	2012	2011
Movement in accumulated other comprehensive income
Net unrealized change in fair value of available-for-sale financial assets:
Unrealized gains	$9.4	$6.1
Income tax impact	(1.2)	(1.9)

	8.2	4.2

Net realized change in fair value and impairment of available-for-sale financial assets:
Sale of marketable securities	(25.5)	(8.9)
Impairment losses	17.6	1.6
Income tax impact	1.0	0.9

	(6.9)	(6.4)

	$1.3	$(2.2)

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. An unrealized loss of $3.5 million related to the change in the fair value of these warrants held as investments was recorded in 2012 (2011 – unrealized gain $0.9 million).

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2012, the impact of an increase of 10% in the fair value of marketable securities and warrants held as investments would have resulted in an increase in unrealized gains net of tax of $8.2 million that would be included in other comprehensive income and no material change in net earnings. The impact of a decrease of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a decrease in unrealized gains net of tax of $7.5 million that would be included in other comprehensive income and a loss of $0.8 million in net earnings.

d.	Currency exchange rate risk

Movements in the Canadian dollar (C$) and the Euro (€) against the U.S. dollar have a direct impact on the Company’s financial statements. Canadian and international operations have exposure to these currencies; however metal sales are mainly transacted in the U.S. dollar and a significant portion of each international operation’s cost base is denominated in the U.S. dollar.

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statements of earnings and presents increased risk, as these foreign currency rates fluctuate in relation to the U.S. dollar.

The Company monitors on a regular basis its hedge position for its exposure to the Canadian dollar and the Euro by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at some of its mine sites, and corporate costs.

As at December 31, 2012, the Company had outstanding contracts for:

•	Forward and option contracts for C$420 million ($412 million) hedging approximately 68% of its planned exposure to the Canadian dollar in 2013. Contract rates range from C$1.00/$ to C$1.07/$.

•	Forward and option contracts for €108 million ($133 million) hedging approximately 33% of its planned exposure to the Euro in 2013. Contract rates range from $1.18/€ to $1.28/€.

These contracts did not qualify for hedge accounting. The fair value of these contracts was included in other current and non-current assets (liabilities).

	December 31, 2012	December 31, 2011
Canadian dollar (C$)	$9.2	$(4.3)
Euro (€)	4.8	(0.3)
Other currencies	—	0.1

	$14.0	$(4.5)

Fair value adjustments (unrealized gains (losses) on contracts) and realized losses on settlements were recognized and recorded in derivative gains (losses).

	Years ended December 31
	2012	2011
Unrealized gains (losses) on contracts	$19.0	$(5.0)
Realized losses	(2.3)	(1.8)

	$16.7	$(6.8)

The fair value as at December 31, 2012, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the U.S. dollar would have been as follows. The entire change in fair value would be recorded in the consolidated statements of earnings.

	December 31,	Increase of	Decrease of
	2012	10%	10%
Canadian dollar (C$)	$9.2	$(15.6)	$49.4
Euro (€)	4.8	(3.5)	14.9

	$14.0	$(19.1)	$64.3

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

e.	Sensitivity analysis on net monetary assets

The foreign exchange gain recorded in 2012 of $12.2 million (2011 – loss of $8.1 million) was mainly due to the impact of foreign exchange variation on the net monetary asset position comprising of items such as cash held in Canadian dollar, receivables, payables, and income taxes payable, denominated in a foreign currency.

A strengthening of 10% of the U.S. dollar, against the Canadian dollar at December 31, 2012 would have increased net earnings by approximately $10 million. A weakening of the U.S. dollar against the Canadian dollar at December 31, 2012 would have had the same but opposite effect on the amount shown above, on the basis that all other variables remain constant.

f.	Oil contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

During the year, the Company increased its hedge position for its exposure to fuel by executing option contracts.

As a result, as at December 31, 2012, the Company had outstanding option contracts covering 43% of its fuel exposure in 2013. Contract prices were between $75 and $95 per barrel for crude oil. Planned fuel requirements are for the Rosebel, Essakane, Sadiola, Yatela, Niobec and Westwood operations.

The fair value at December 31, 2012 was included in other current and non-current assets (liabilities).

	Number of	December 31,	December 31,
	Barrels	2012	2011
Crude oil option contracts	591,000	$2.7	$4.4
Heating oil option contracts	—	—	0.2

	591,000	$2.7	$4.6

Changes in fair values and realized losses resulted in unrealized derivative gains as follows:

	Years ended December 31
	2012	2011
Unrealized gains on contracts	$0.1	$2.7
Realized losses	(0.6)	(0.3)

	$(0.5)	$2.4

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the statement of earnings.

	December 31,	Increase of	Decrease of
	2012	10%	10%
Crude oil option contracts	$2.7	$7.6	$—

g.	Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations in aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine. The Company used swap contracts to economically hedge 45% of its aluminum exposure for 2013 at the Niobec mine. The negative fair value of outstanding contracts as at December 31, 2012 of $0.1 million was included in other non-current assets. The valuation of these contracts was based on an average aluminum price of $2,146 per metric tonne, at no cost, for the 2013 consumption.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

	Number of	December 31,	December 31,
Fair Value	metric tonnes	2012	2011
Aluminum contracts	2,100	$(0.1)	$(0.8)

These contracts did not qualify for hedge accounting. Changes in fair values and realized losses resulted in unrealized derivative gains (losses) as follows:

	Years ended December 31
	2012	2011
Unrealized gains (losses) on contracts	$0.6	$(0.8)
Realized losses	(0.8)	(0.2)

	$(0.2)	$(1.0)

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the statement of earnings.

	December 31,	Increase of	Decrease of
	2012	10%	10%
Aluminum contracts	$(0.1)	$0.3	$(0.5)

h.	Interest rate risk

Interest rate risk is the risk that the value of assets and liabilities will change when the related interest rates change. The Company is exposed to interest rate risk on its cash and cash equivalents and long-term debt. The Company does not take any particular measures to protect itself against fluctuations in interest rates. The interest rate risk related to cash and cash equivalents is low because of the short-term nature of these securities.

The Notes bear interest at the rate of 6.75% per annum. Changes in interest rates do not have an impact on interest expense related to the Notes because the rate is fixed.

The credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the senior debt ratio. Related interest rates are based on market interest rates. Fees related to the letter of credit and standby fees also vary according to the senior debt ratio. A change in the interest rate for the credit facility would have an impact on net earnings and/or capitalized costs depending on whether there were expenditures on qualifying assets in the period. If interest rate in 2012 had been 10% lower or higher with all other variables held constant, the impact on the interest expense would not have been material during 2012.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Derivative gains (losses)

Derivative gains (losses) are included in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings.

	Years ended December 31
	2012	2011
Unrealized change in fair value of:
Derivatives - currency contracts	$19.0	$(5.0)
Derivatives - oil contracts	0.1	2.7
Derivatives - aluminum contracts	0.6	(0.8)
Other (warrants held as investments and embedded derivatives)	(3 .5)	0.9

	16.2	(2.2)

Realized losses on:
Derivatives - currency contracts	(2.3)	(1.8)
Derivatives - oil contracts	(0.6)	(0.3)
Derivatives - aluminum contracts	(0.8)	(0.2)

	(3.7)	(2.3)

	$12.5	$(4.5)

20.	CAPITAL MANAGEMENT

IAMGOLD’s objectives when managing capital are:

•	To ensure the Company has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy;

•	To provide a superior return to shareholders;

•	To ensure the Company complies with its long-term debt covenants; and

•	To protect the Company’s value with respect to market and risk fluctuations.

The Company’s capital items are the following:

	December 31,	December 31,
	2012	2011
Cash and cash equivalents	$813.5	$1,051.6
Gold bullion at market value	223.3	210.9
Credit facilities available for use	750.0	350.0
Long-term debt[1]	650.0	—
Common shares	2,315.8	2,308.6

[1]	Long-term debt excluding transaction costs (net of amortization) of $ 11.2 million.

The Company’s capital structure reflects the requirements of a company focused on growth in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt if any, or purchase or sell gold bullion.

The Company’s cash and cash equivalents, and gold bullion position valued at December 31, 2012 gold market price, was $1,036.8 million (December 31, 2011 – $1,262.5 million). This decrease was mainly due to the acquisition of the Côté Gold project, capital expenditures related to mining assets and exploration and evaluation assets, and the payment of dividends, partially offset by the net proceeds from the Notes and the net cash generated from operating activities.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The Company continues to have available a short form base shelf prospectus qualifying the distribution of securities of up to $1.0 billion, which was filed in July 2011.

There were no changes in the Company’s approach to capital management during the year other than the issuance of long-term debt. The Company’s capital structure was modified during 2012 in support of the Company’s growth objectives. In February 2012, the Company amended its credit facility agreement increasing the available amount from $350.0 million to $750.0 million. On September 21, 2012, the Company issued at face value $650.0 million of Notes. The Company intends to use the proceeds of the Notes for general corporate purposes, including funding capital expenditures and exploration. The Company has complied with its long-term debt covenants.

21.	PROVISIONS

(a)	Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life and discount rates, and acquisition or construction of a new mine. The Company makes a provision based on a best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

	Years ended December 31
	2012	2011
Balance, beginning of the year	$222.2	$187.4
Acquisition of the Côté Gold project	0.4	—
Revision of estimated cash flows and discount rates :
Capitalized in mining assets	31.5	22.7
Expensed (related to closed sites)	5.3	23.0
Accretion expense-continuing operations[1]	1.3	2.9
Accretion expense-discontinued operations	—	0.1
Disbursements-continuing operations	(2 .6)	(2.8)
Disbursements-discontinued operations	—	(0.1)
Other	—	(1.7)
Discontinued operations - Mupane	—	(9.3)

Balance, end of the year	258.1	222.2
Less : current portion	(7 .4)	(6.3)

Non-current portion	$250.7	$215.9

[1]	Included in finance costs.

As at December 31, 2012, the Company had letters of credit in the amount of $69.5 million to guarantee asset retirement obligations compared to $17.9 million at December 31, 2011. The increase in collateral support to guarantee asset retirement obligations was the result of Quebec, Canada regulators accepting a revised asset retirement plan. The Company also has legally restricted cash of $3.1 million included in other non-current assets for the purposes of settling asset retirement obligations.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2012, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the discount rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required	Expected Timing of Payments	Average Real Discount Rate
Rosebel mine	$58.4	2013-2032	0.6%
Essakane mine	33.5	2019-2033	0.1%
Doyon mine	122.1	2013-2043	0.4%
Sadiola mine (41%)	24.6	2013-2039	0.1%
Yatela mine (40%)	15.2	2013-2022	0.1%
Niobec mine	9.1	2013-2029	0.4%
Other Canadian sites	13.6	2013-2109	0.3%

	$276.5

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

2013	$7.5
2014	8.6
2015	8.5
2016	7.0
2017	5.7
2018 onwards	239.2

$276.5

(b)	Termination benefits

Contractual termination benefits were first recorded in 2008 for both the Doyon and Mouska mines in Canada. In 2009, the life of the Doyon mine was extended from May 2009 to December 2009 due to improved operating efficiencies. In addition, the Company extended the life of the Mouska mine from 2009 to late 2013 through the use of paste backfill to extract additional ore. During these years, termination benefits provisions were adjusted due to mine life extension at the Mouska mine and the continued employment of certain Doyon mine employees at the Westwood and Essakane sites.

Liabilities related to termination benefits for the closure of the Company’s Doyon and Mouska mines in Canada as of December 31, 2012 and December 31, 2011, were as follows:

	Years ended December 31
	2012	2011
Balance, beginning of the year	$2.9	$2.6
Termination benefits adjustments	(0.2)	0.6
Paid during the year	(0.2)	(0.5)
Foreign exchange impact	0.1	0.2

Balance, end of the year	$2.6	$2.9

	December 31,	December 31,
	2012	2011
Current portion included in current portion of other non-current liabilities	$1.5	$0.4
Long-term portion included in other non-current liabilities	1.1	2.5

	$2.6	$2.9

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(c)	Provisions for litigation claims and regulatory assessments

By their nature, contingencies will only be determined when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Company operates in various countries around the world and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.

The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable. At December 31, 2012 the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments for which no provision has been recorded will have a material impact on the financial position of the Company.

22.	INCOME TAXES

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2012	2011
Deferred tax assets:
Other assets	$22.7	$26.6
Exploration and evaluation assets	76.6	10.4
Share issue costs	0.7	4.5
Non-capital losses	96.0	57.4
Mining assets	—	16.2
Asset retirement obligations	31.4	30.3
Income tax benefit of mining duties	7.9	6.5

	235.3	151.9

Deferred tax liabilities:
Mining assets	(397.1)	(245.0)
Exploration and evaluation assets	—	(56.4)
Royalty interests	(15.9)	(15.9)
Other intangible assets	(1 .4)	(1.6)
Mining duties	(29.3)	(24.0)
Available-for-sale financial assets	(6.6)	(7.0)
Other	(15.2)	(17.0)

	(465.5)	(366.9)

Net deferred income tax liabilities	$(230.2)	$(215.0)

Classification
Non-current assets	$55.4	$41.4
Non-current liabilities	(285.6)	(256.4)

	$(230.2)	$(215.0)

For Canadian income tax purposes, the Company has non-capital loss carry forwards of $421.7 million and a net capital loss carry forward of $181.8 million which, subject to certain restrictions, may be used to reduce taxable income in the future.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The non-capital loss carry forwards begin to expire in 2013. The net capital loss carry forward may be carried forward indefinitely, but can only be used to reduce capital gains. The exploration and development expenses may be carried forward indefinitely.

The Company has not recognized tax benefits on non-capital loss carry forward of $53.2 million, net capital loss carry forward of $158.6 million and exploration and development expenses of $62.9 million. It is not probable that these deferred tax assets will be realized in the future.

Governmental assistance, in the form of a Quebec refundable credit, has reduced the amount capitalized for exploration expenditures by approximately $2.3 million (2011 – $12.7 million).

The Company has not recognized tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has not been met. Consequently, deferred tax assets have not recognized on the loss carry forwards and other deductible amounts of $249.8 million in these jurisdictions as it is not probable that the deferred tax asset will be realized in the future.

The Company has not recognized a deferred tax liability on temporary differences of $682.2 million (2011 - $1,304.4 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The income tax expense (benefit) differs from the amount that would have been computed by applying the combined Canadian federal and provincial statutory income tax rate of 26.8% in 2012 (2011 – 28.4%) to earnings from continuing operations before income taxes. The reasons for the differences are as follows:

	Years ended December 31
	2012	2011
Earnings from continuing operations before income taxes	$570.6	$649.0

Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	$152.9	$184.3
Increase (reduction) in income taxes resulting from :
Earnings not subject to taxation	(0.1)	(1.1)
Earnings in foreign jurisdictions subject to different tax rates	6.5	(5.7)
Tax benefits not recognized	21.7	9.6
Provincial mining duty tax	5.2	7.1
Non-deductible expenses	17.8	12.8
Non-resident with holding taxes	5.2	4.5
Foreign exchange related to income taxes	(7.3)	8.4
Change in enacted tax rates	(5.9)	5.5
Flow-through shares	—	6.5
Over provided in prior periods	1.6	(6.2)
Other	1.8	(4.7)

Total income tax expense	$199.4	$221.0

The effective tax rate for the years ended December 31, 2012 and 2011 was 34.9% and 34%, respectively.

The income tax expense (benefit) on other comprehensive income is made up of the following components:

	Years ended December 31
	2012	2011
Unrealized change in fair value of available-for-sale financial assets	$1.2	$1.9
Realized change in fair value and impairment of available-for-sale financial assets	(1.0)	(0.9)
Other	(0.8)	(0.4)

Total income tax expense related to other comprehensive income	$(0.6)	$0.6

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The income tax expense (benefit) is made up of the following components:

	Years ended December 31
	2012	2011
Current:
Federal and provincial income taxes	$5.0	$4.6
Provincial mining taxes	2.2	1.5
Foreign income taxes	179.8	191.9
Changes in tax rates or imposition of new taxes	(3.4)	—

	183.6	198.0

Deferred:
Federal and provincial income tax - origination and reversal of temporary differences	(1.1)	(8.1)
Provincial mining taxes - origination and reversal of temporary differences	3.0	9.5
Foreign income taxes - origination and reversal of temporary differences	16.4	16.1
Changes in tax rates or imposition of new taxes	(2.5)	5.5

	15.8	23.0

Total income tax expense	$199.4	$221.0

The 2012 movement for deferred income taxes may be summarized as follows:

	December 31, 2011	Statement of earnings	Other comprehensive income	Other	December 31, 2012
Deferred tax assets:
Other assets	$26.6	$(4.7)	$0 .8	$—	$22.7
Exploration and evaluation assets	10.4	66.2	—	—	76.6
Share issue costs	4.5	(3.8)	—	—	0.7
Non-capital losses	57.4	38.6	—	—	96.0
Mining assets	16.2	(16.2)	—	—	—
Asset retirement obligations	30.3	1.1	—	—	31.4
Income tax benefit on mining duties	6.5	1.4	—	—	7.9

Deferred tax liabilities:
Mining assets	(245.0)	(152.1)	—	—	(397.1)
Exploration and evaluation assets	(56.4)	56.4	—	—	—
Royalty interests	(15.9)	—	—	—	(15.9)
Other intangible assets	(1.6)	0.2	—	—	(1.4)
Mining duties	(24.0)	(5.3)	—	—	(29.3)
Available-for-sale assets	(7.0)	0.6	(0.2)	—	(6.6)
Other	(17.0)	1.8	—	—	(15.2)

	$(215.0)	$(15.8)	$0.6	$—	$(230.2)

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The 2011 movement for deferred income taxes may be summarized as follows:

	December 31, 2010	Statement of earnings	Other comprehensive income	Other	December 31, 2011
Deferred tax assets:
Other assets	$23.8	$2.5	$0.3	$—	$26.6
Exploration and evaluation assets	2.1	8.3	—	—	10.4
Share issue costs	3.4	1.1	—	—	4.5
Non-capital losses	56.6	0.8	—	—	57.4
Net capital losses	0.6	(0.6)	—	—	—
Mining assets	1.2	15.0	—	—	16 .2
Asset retirement obligations	12.4	17.9	—	—	30.3
Income tax benefit on mining duties	1 .8	4.7	—	—	6 .5

Deferred tax liabilities:
Mining assets	(210.1)	(34.9)	—	—	(245.0)
Exploration and evaluation assets	(47.7)	(8.7)	—	—	(56.4)
Royalty interests	(16.1)	0.2	—	—	(15.9)
Other intangible assets	(1.9)	0.3	—	—	(1.6)
Mining duties	(7.7)	(16.3)	—	—	(24.0)
Available-for-sale assets	(6.3)	0.2	(0.9)	—	(7.0)
Other	(14.3)	(13.5)	—	10.8	(17.0)

	$(202.2)	$(23.0)	$(0.6)	$10.8	$(215.0)

23.	SHARE CAPITAL

(a)	Authorized

•	Unlimited first preference shares, issuable in series

•	Unlimited second preference shares, issuable in series

•	Unlimited common shares

(b)	Issued and outstanding common shares

		Years ended December 31
	Notes	2012	2011
Outstanding, beginning of the year		375,918,655	372,849,289
Issuance of flow-through shares	23(c)	—	1,700,000
Exercise of options	25(a)	597,670	1,311,627
Release of restricted share units and performance share units	25(b)	20,625	57,739

Outstanding, end of the year		376,536,950	375,918,655

(c)	Issuance of flow-through common shares

Under the applicable tax legislation, the Company is required to incur an amount equivalent to the proceeds of the issue of flow-through shares on prescribed resource expenditures. The proceeds from the flow-through common shares fund prescribed resource expenditures on the Westwood project.

In February 2011, IAMGOLD entered into an agreement for a private placement of flow-through common shares. The issuance of 1,700,000 common shares at a price of C$25.48 per share raised gross proceeds of $43.3 million (C$43.3 million) in 2011 (nil – 2012). As at December 31, 2011, the Company had applied the entire flow-through common share proceeds raised to eligible expenditures.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Flow-through common shares were recognized in equity based on the quoted price of the existing shares on the date of the issue less issuance costs for $34.6 million in 2011. The difference between the amount recognized in common shares and the amount the investors paid for the shares (2011 – $6.9 million) was recognized in amortization of gain related to flow-through shares (included in interest income and derivatives and other investment gains).

24.	EARNINGS PER SHARE

Basic earnings per share computation

	Years ended December 31
	2012	2011
Numerator:
Net earnings from continuing operations attributable to equity holders of IAMGOLD	$334.7	$391.3
Net earnings attributable to equity holders of IAMGOLD	$334.7	$806.6

Denominator:
Weighted average number of common shares (basic)	376,186,069	374,946,713

Basic earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.89	$1.04
Basic earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.89	$2.15

Diluted earnings per share computation

	Years ended December 31
	2012	2011
Denominator:
Weighted average number of common shares (basic)	376,186,069	374,946,713
Dilutive effect of employee share options	454,308	1,443,903
Dilutive effect of employee restricted share units	286,937	120,968
Dilutive effect of employee performance share units	10,918	8,868

Weighted average number of common shares (diluted)	376,938,232	376,520,452

Diluted earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.89	$1.04
Diluted earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.89	$2.14

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	Years ended December 31
	2012	2011
Share options	3,118,025	942,972
Performance share units	180,711	4,306

	3,298,736	947,278

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

25.	SHARE-BASED COMPENSATION

	Years ended December 31
	2012	2011
Share option plan	$4.7	$4.3
Share bonus plan	1.1	0.6
Deferred share plan	2.8	1.2

Share-based compensation for continuing operations[1]	$8.6	$6.1

[1]	The 2011 share-based compensation expense excludes the $ 0.2 million related to the reclassification of Mupane as discontinued operations.

(a)	Share option plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over three or five years and expire no later than 10 years from the grant date.

As at December 31, 2012, the total number of shares reserved for the grants of share options was 20,257,401. As of December 31, 2012, the shares that remained in reserve were 6,518,351 of which 4,159,150 were outstanding and 2,359,201 were unallocated.

	Year ended		Year ended
	December 31, 2012		December 31, 2011
	Share Options	Weighted Average Exercise Price (C$)[1]	Share Options	Weighted Average Exercise Price (C$ )[1]
Outstanding, beginning of the year	3,542,646	$13.25	4,732,649	$11.31
Granted	1,435,535	13.30	722,416	19.27
Exercised	(597,670)	8.70	(1,311,627)	9.83
Forfeited	(221,361)	13.26	(600,792)	12.64

Outstanding, end of the year	4,159,150	$13.92	3,542,646	$13.25

Exercisable, end of the year	1,838,646	$12.74	1,588,891	$11.50

[1]

All exercise prices are denominated in Canadian dollars. The exchange rates at December 31, 2012 and 2011, between U.S. dollar and Canadian dollar were C$ 0.9949/U.S.$ and C$ 1.0203/U.S.$ , respectively.

The following table summarizes information related to share options outstanding at December 31, 2012:

Range of Prices C$/share	Number outstanding	Weighted Average Remaining Contractual Life - years	Weighted Average Exercise Price C$/share
5.01 – 10.00	486,075	0.4	$6.41
10.01 – 15.00	2,485,014	4.1	$12.99
15.01 – 20.00	989,342	4.6	$18.22
20.01 – 25.00	192,719	4.9	$22.37
25.01 – 27.00	6,000	4.2	$26.25

	4,159,150	3.8	$13.92

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The following are the weighted average inputs to the Black-Scholes model used in determining fair value of options granted. The estimated fair value of the options is expensed over the options’ expected life.

	Years ended December 31
	2012	2011
Weighted average risk-free interest rate	2%	2%
Weighted average expected volatility[1]	45%	45%
Weighted expected dividend yield	1.88%	0.45%
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (C$ per share)	$4.58	$7.71
Weighted average share price at grant date (C$ per share)	$13.27	$19.23
Weighted average exercise price (C$ per share)	$13.30	$19.27

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Other share-based payment plans

(i)	Reserves

Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 740,511 common shares. In 2012, the Company’s Board of Directors approved a reallocation of 140,511 common shares from the share purchase plan reserve to the share bonus plan reserve. As of December 31, 2012, the shares that remained in reserve were 448,814 of which 178,042 were outstanding and 270,772 were unallocated.

A summary of the status of the Company’s restricted share units issued to employees and directors under the share bonus plan reserve and changes during the year is presented below.

	Years ended December 31
	2012	2011
	Number	Number
Outstanding, beginning of the year	182,259	12,500
Granted	17,604	197,231
Issued	—	(23,250)
Forfeited	(21,821)	(4,222)

Outstanding, end of the year	178,042	182,259

Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 2,359,489 common shares may be awarded. In 2012, the Company’s Board of Directors approved a reallocation of 859,489 common shares from the share purchase plan reserve to the deferred share plan reserve. In addition, the Company’s shareholders approved an increase of 1,000,000 common shares in the deferred share plan reserve. At December 31, 2012, the shares that remained in reserve were 2,241,291 of which 822,879 were outstanding and 1,418,412 were unallocated.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company’s restricted share units issued under the deferred share plan reserve and changes during the year is presented below.

	Years ended December 31
	2012	2011
	Number	Number
Outstanding, beginning of the year	246,103	137,417
Granted	446,955	170,602
Issued	(20,625)	(34,488)
Forfeited	(76,922)	(27,428)

Outstanding, end of the year	595,511	246,103

A summary of the status of the Company’s performance share units issued under the deferred share plan reserve and changes during the year is presented below.

	Years ended December 31
	2012	2011
	Number	Number
Outstanding, beginning of the year	62,438	—
Granted	171,787	74,639
Forfeited	(6,857)	(12,201)

Outstanding, end of the year	227,368	62,438

(ii)	Summary of awards

Restricted share units

Executive officers, directors and certain employees are granted restricted share units from the deferred share plan reserve or share bonus plan reserve on an annual basis.

Restricted share units granted in 2010 and prior vest equally over three or four years, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Starting in 2011, employee restricted share unit grants vest after thirty-five months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

Starting in 2012, director restricted share unit grants vest at the end of each year, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service. Restricted share units are granted as part of their retainer compensation established by the Nominating and Corporate Governance Committee and approved by the Board of Directors.

The following are the weighted average inputs to the model used in determining fair value for restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

	Years ended December 31
	2012	2011
Risk-free interest rate	1%	1%
Expected volatility[1]	42%	43%
Dividend yield	1.91%	0.76%
Weighted average expected life of RSUs issued (years)	2.8	2.9
Weighted average grant-date fair value (C$ per share)	$11.99	$20.23
Weighted average share price at grant date (C$ per share)	$13.13	$20.65
Model used	Black-Scholes	Black-Scholes

[1]	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

Performance share units

Starting in 2011, executive officers and senior employees are granted on an annual basis, performance share units from the deferred share plan based on performance objectives and criteria determined on an annual basis and as per guidelines established by the Compensation Committee of the Board of Directors. The amount of performance share units granted is determined as part of the executive officers and senior employees’ overall compensation. The performance share units vest after thirty-five months provided the Compensation Committee determines certain corporate performance targets are achieved and the service conditions are met.

The following are the weighted average inputs to the model used in determining fair value for performance share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31
	2012	2011
Risk-free interest rate	1%	2%
Expected volatility[1]	42%	44%
Weighted average expected life of PSUs issued (years)	2.9	2.9
Weighted average grant-date fair value (C$ per share)	$10.72	$17.18
Weighted average share price at grant date (C$ per share)	$13.44	$19.52
Model used	Monte Carlo	Monte Carlo

[1]	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

26.	DIVIDENDS

During 2012, IAMGOLD declared an annual dividend of $0.25 per share, payable in two semi-annual installments of $0.125 per share each.

	Years ended December 31
	2012	2011
Dividend to IAMGOLD’s shareholders :
$0.10 per common share, paid in July 2011	$—	$37.5
$0.125 per common share, paid in January 2012	—	47.0
$0.125 per common share, paid in July 2012	47.0	—
$0.125 per common share, paid in January 2013	47.1	—

	94.1	84.5
Subsidiaries’ dividends to non-controlling interests	14.2	11.7

	$108.3	$96.2

27.	COST OF SALES

Cost of sales includes mine production, transport and smelter processing costs, royalty expenses, applicable site administrative costs, applicable stripping costs and other related costs, and depreciation expense.

	Years ended December 31
	2012	2011
Operating costs - mines	$706.1	$656.9
Royalties	80.4	81.0
Depreciation expense [1]	161.5	153.9

	$948.0	$891.8

[1]	Depreciation expense excludes depreciation relating to corporate assets, which is included in general and administrative expenses (note 28).

28.	GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31
	2012	2011
Salaries	$24.2	$24.0
Director fees and expenses	2.2	1.9
Professional and consulting fees	9.9	9.2
Other administration costs	11.0	10.1

	47.3	45.2
Share-based compensation	8.6	6.1
Depreciation expense	2.4	2.9

	$58.3	$54.2

29.	FINANCE COSTS

	Years ended December 31
	2012	2011
Credit facility fees	$4.5	$3.9
Interest expense	11.2	—
Accretion expense	1.3	2.9
Other	1.5	0.3

	$18.5	$7.1

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

30.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

	Years ended December 31
	2012	2011
Interest Income	$3.0	$1.8
Gain on sale of gold bullion	—	1.4
Gain on sale of marketable securities	25.5	8.9
Impairment of marketable securities	(24.1)	(1.6)
Gain (loss) on sale of assets	(0 .8)	14.6
Gain on sale of La Arena project	—	10.5
Derivative gain (loss)	12.5	(4.5)
Amortization of gain related to flow-through shares	—	6.8
Other	4.1	(0.3)

	$20.2	$37.6

31.	EXPENSES BY NATURE

The following employee benefits expenses are included in cost of sales, general and administrative expenses, and exploration expenses:

	Years ended December 31
	2012	2011
Salaries, short-term incentives, and other benefits	$261.8	$242.2
Share-based payments	8.4	5.8
Other	7.5	7.3

	$277.7	$255.3

32.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items within operating activities

	Years ended December 31
	2012	2011
Share-based compensation	$8.6	$6.1
Gain on sale of marketable securities	(25.5)	(8.9)
Impairment of marketable securities	24.1	1.6
Loss (gain) on sale of assets	0.8	(14.6)
Gain on sale of La Arena project	—	(10.5)
Derivative loss (gain)	(12.5)	4.5
Amortization of gain related to flow-through shares	—	(6.8)
Share of net losses (earnings) from investments in associates	(12.0)	1.6
Other	5.8	5.2

	$(10.7)	$(21.8)

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Adjustments for cash items within operating activities

	Years ended December 31
	2012	2011
Disbursements related to asset retirement obligations	$(2.6)	$(2.8)
Settlement of derivatives	(1.3)	(4.7)
Disbursements related to termination benefits	(0.2)	(0.5)
Other	(0.4)	(0.3)

	$(4.5)	$(8.3)

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31
	2012	2011
Receivables and other current assets	$(1.4)	$(47.8)
Inventories and non-current ore stockpiles	(72.9)	(65.7)
Accounts payable and accrued liabilities	11.3	49.6

	$(63.0)	$(63.9)

(d)	Other investing activities

	Years ended December 31
	2012	2011
Purchase of short-term investments	$—	$(169.9)
Cash received upon maturity of short-term investments	—	169.9
Acquisition of investments	(49.7)	(50.8)
Proceeds from sale of investments	28.2	11.2
Acquisition of gold bullion	—	(56.8)
Disposal of gold bullion	—	2.0
Restricted cash	(1.2)	(1.2)
Net disposals (acquisitions) of other assets	(6.9)	0.6

	$(29.6)	$(95.0)

(e)	Net proceeds from disposals of non-core assets

	Years ended December 31
	2012	2011
Disposal of the La Arena project	$—	$48.8
Disposal of the Tarkwa and Damang mines	—	667.0
Disposal of the Mupane mine	—	6.6
Disposal of the Magistral royalty interest	—	15.0

	$—	$737.4

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

33.	IMPAIRMENT

(a)	Impairment charges

There were no impairment charges for long-lived assets and goodwill accounted for in 2012 and 2011.

(b)	Impairment testing for cash-generating units containing goodwill

The Company performs impairment testing on an annual basis, as of December 31, and more frequently if there are indicators of impairment. Goodwill acquired through business combinations has been allocated to cash-generating units (“CGU”) at a reportable segment level for impairment testing. There are two CGUs for which goodwill has been allocated, Suriname gold operations, and the Doyon division.

For the impairment test, the fair value less costs to sell (“FVLCS”) was used to determine the recoverable amount since it is higher as compared to value in use. FVLCS was calculated using a discounted cash flow methodology taking account of assumptions that would be considered by market participants. Cash flows are for periods up to the date that mining is expected to cease, which are 19 years for both the Suriname gold operations and the Doyon division.

Long-term realized gold price used in impairment testing was determined by reference to external market consensus forecasts. The long-term gold price assumption used in impairment testing was $1,400 per ounce (2011 - $1,225 per ounce).

Real post-tax discount rates, includes country and project risks. These rates were based on the weighted average cost of capital specific to each CGU and the currency of the cash flows generated. The weighted average cost of capital reflects the current market assessment of the time value of money, equity market volatility and the risks specific to the CGU for which the cash flows have not already been adjusted. These rates were calculated with reference to market information from third-party sources.

Gold companies typically trade at a market capitalization that is based on a multiple of their discounted cash flows referred to as a “NAV multiple”. For consistency in market evaluations, a NAV multiple was applied to the discounted cash flows of the Suriname gold operations and the Doyon division. The NAV multiple represents the CGU’s exploration potential beyond the identified reserves and resources and expectation of continued higher production than modeled.

Expected future cash flows used to determine the FVLCS used in the impairment testing are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures; as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, impairments may be identified.

The possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked. A material change in gold price would cause the Company to review its mine plan and future capital expenditures and expansion plans accordingly.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

34.	COMMITMENTS

(a)	Royalty expenses

Production from certain mining operations is subject to third party royalties (included in the cost of sales) based on various methods of calculation summarized as follows:

	Years ended December 31
	2012	2011
Rosebel[1]	$38.4	$35.7
Essakane[2]	28.9	30.3
Mouska[3]	0.1	0.9
Sadiola[4]	10.1	11.3
Yatela[4]	2.9	2.8

Total included in mining costs	$80.4	$81.0

[1]

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix.

0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

[2]

Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

[3]	Two royalties of 0.2% and 2.0% respectively of gold production.
[4]	A royalty of 3% of revenue and a royalty of 3% of the net amount of sales less refining and treatment charges.

(b)	Management fees

	Years ended December 31
	2012	2011
Joint ventures:
Sadiola (1% of revenues)	$1.7	$1.9
Yatela (1% of revenues)	0.5	0.5

Total included in mining costs	$2.2	$2.4

(c)	Capital commitments

	December 31,	December 31,
	2012	2011
Capital commitments (excluding those related to joint ventures)
Capital expenditures obligations	$100.7	$68.0
Purchase obligations	98.8	105.4
Operating leases	8.6	7.2
Capital commitments related to joint ventures (IAMGOLD share)
Capital expenditures obligations	1.0	4.4
Purchase obligations	37.5	31.9

	$246.6	$216.9

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

		Payments Due by Period
		Less than			After
At December 31, 2012	Total	1 Year	2-3 Years	4 -5 Years	5 Years
Capital expenditures obligations	$101.7	$101.5	$0.2	$—	$—
Purchase obligations	136.3	123.0	8 .3	4 .7	0 .3
Operating leases	8.6	3 .5	4 .5	0 .6	—

Total	$246.6	$228.0	$13.0	$5.3	$0 .3

35.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2012 and 2011.

Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31
	2012	2011
Salaries and other benefits [1]	$8.6	$9.3
Termination benefits	—	0.1
Share-based payments	4.5	3.2

	$13.1	$12.6

[1]	Salaries and other benefits include amounts paid to directors.

36.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

•	Suriname – Rosebel mine

•	Burkina Faso – Essakane mine

•	Canada – Doyon division including the Mouska mine and the Westwood project

•	Mali – Joint ventures in the Sadiola mine (41%) and in the Yatela mine (40%)

The Company’s segments also include non-gold activities divided into the following segments:

•	Niobium, for the Niobec mine located in Canada,

•	Exploration and evaluation, and

•	Corporate which also includes royalty interests located in Canada and investments in associates

	December 31, 2012			December 31, 2011
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold Mines
Suriname	$731.3	$876.3	$249.4	$633.7	$833.4	$237.8
Burkina Faso	976.0	1,187.9	158.5	787.2	954.5	139.8
Canada	768.1	823.8	158.0	493.0	532.3	131.8
Mali	151.3	207.6	99.6	109.6	182.7	92.9

Total Gold Mines	2,626.7	3,095.6	665.5	2,023.5	2,502.9	602.3
Niobium	481.1	538.4	162.6	423.6	476.7	145.3
Exploration and Evaluation	549.9	593.9	12.7	31.8	45.4	6.9
Corporate	317.4	1,148.3	730.6	368.8	1,368.8	110.4

Total	$3,975.1	$5,376.2	$1,571.4	$2,847.7	$4,393.8	$864.9

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012

	Consolidated statement of earnings information
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations	Capital expenditures [2]
Gold Mines
Suriname	$655.7	$274.4	$49.6	$—	$10.1	$—	$321.6	$124.0
Burkina Faso	586.9	217.4	74.2	—	2.9	—	292.4	254.4
Canada	12.6	8.4	0.4	—	3.9	4.9	(5.0)	190.8
Mali	216.6	160.0	9.3	—	4.7	—	42.6	52.4

Total Gold
Mines	1,471.8	660.2	133.5	—	21.6	4.9	651.6	621.6
Niobium	190.5	117.9	20.4		—	—	52.2	75.7
Exploration and Evaluation	—	2.9	0.6	1.8	81.3	0.2	(86.8)	2.2
Corporate	7.7	5.5	7.0	56.5	9.8	(0.3)	(70.8)	1.0

	$1,670.0	$786.5	$161.5	$58.3	$112.7	$4.8	$546.2	$700.5

Year ended December 31, 2011

	Consolidated statement of earnings information
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations	Capital expenditures [2]
Gold Mines
Suriname	$608.1	$248.7	$51.6	$—	$7.9	$—	$299.9	$72.8
Burkina Faso	590.1	191.9	69.9	—	4.4	—	323.9	104.6
Canada	52.3	37.8	1.0	0.9	7.5	21.8	(16.7)	130.0
Mali	235.2	144.6	5.4	—	4.8	—	80.4	24.3

Total Gold
Mines	1,485.7	623.0	127.9	0.9	24.6	21.8	687.5	331.7
Niobium	177.8	111.2	19.0	0.1	—	0.6	46.9	61.4
Exploration and Evaluation	—	1.3	—	0.6	48.7	—	(50.6)	3.1
Corporate	9.7	2.4	7.0	52.6	—	3.3	(55.6)	—

	$1,673.2	$737.9	$153.9	$54.2	$73.3	$25.7	$628.2	$396.2

[1]	Excluding depreciation expense.
[2]	Expenditures for mining assets and exploration and evaluation assets.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS